As filed with the Securities and Exchange Commission on October 14, 2020

Registration No. 333-249122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Datto Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	82-3345706 (I.R.S. Employer Identification No.)

101 Merritt 7

Norwalk, CT 06851

Telephone: 888-995-1431

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tim Weller

Chief Executive Officer

101 Merritt 7

Norwalk, CT 06851

Telephone: 888-995-1431

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Kevin M. Frank Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Eric C. Jensen Nicole Brookshire David R. Ambler Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)(4)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	25,300,000	$27.00	$683,100,000	$76,596.21

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)

The registrant previously paid a registration fee of $12,980 in relation to its filing of its initial Registration Statement on Form S-1 (No. 333-249122) on September 29, 2020. The registrant has paid the remaining registration fee of $63,616.21 herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued October 14, 2020

22,000,000 Shares

COMMON STOCK

Datto Holding Corp. is offering 22,000,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $24.00 and $27.00 per share.

We have applied to quote our common stock on the New York Stock Exchange under the symbol “MSP.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our equity sponsor, Vista Equity Partners, will own approximately 72.2% of our outstanding common stock (or 70.7% of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Corporate Governance—Controlled Company Status.”

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Datto
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to 7% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain persons associated with us. See the section titled “Underwriting—Directed Share Program.”

We have granted the underwriters the right to purchase up to an additional 3,300,000 shares of common stock solely to cover over-allotments, if any.

One or more entities affiliated with Investment Group of Santa Barbara, LLC, or IGSB, and one or more entities affiliated with Dragoneer Investment Group, LLC, or Dragoneer, have together indicated an interest in purchasing up to a combined 20% of the shares of common stock offered in this offering at the initial public offering price. This indication of interest is not a binding agreement or commitment to purchase. As a result, IGSB or Dragoneer could determine to purchase more, less or no shares in this offering, or the underwriters could determine to sell more, fewer or no shares to IGSB or to Dragoneer. The underwriters will receive the same discount on any of the shares sold to IGSB or to Dragoneer as they will from any other shares sold to the public in the offering.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2020.

MORGAN STANLEY	BOFA SECURITIES	BARCLAYS	CREDIT SUISSE

Citigroup	Jefferies	RBC Capital Markets	Evercore ISI	BMO Capital Markets	Macquarie Capital

Mizuho Securities	William Blair	Ramirez & Co., Inc.	Siebert Williams Shank

                    , 2020

Our Mission

We create enterprise-grade

technology for small and medium

businesses delivered through our

growing, global network of managed

service provider (MSP) partners

Our Philosophy

We are committed to the success

of MSPs – it is the foundation

of our strategy and culture

$507M[1]
ARR

115%[1]
Dollar-based Net Retention

17,000+[1]
MSP Partners

1,000+[1]
MSP Partners Contributing $100K+ ARR

19%[2]
YoY Subscription Revenue Growth

22%[3,4]
LTM Adjusted EBITDA Margin

$5M[3]
LTM Net Income

($31M)
2019 Net Loss

1. Point in time figures as of June 30, 2020
2. Year-over-Year (YoY) figures compare Six Months Ended June 30, 2020 to Six Months Ended June 30, 2019
3. For the twelve months ended June 30, 2020
4. See Non-GAAP reconciliation for reconciliation of Adjusted EBITDA to Net Income

Protect Any Workload in Any Location with Anywhere Failover
Securely Connect Customers to Workloads
Open Ecosystem for Managed Services
Unified Continuity
Networking
Security Solutions
Cloud Management
Industry Thought Leadership
datto
Direct-to-Tech Support
MSP Business Development
Additional Platform Offerings
Business
Management
Mitigate Cybersecurity Risk
Digitize MSPs to Improve Their Customers' Experience

Through and including                  , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Letter from Tim Weller, Chief Executive Officer

Datto’s journey since inception has been the story of the community we serve as partners—Managed Service Providers (MSPs)—as much as the story of our company. When I joined Datto just over three years ago, it was immediately apparent that while Datto’s core was technology innovation, the most unique aspect of the story was the complete alignment with MSP channel partners in their quest to digitally transform Small and Medium Businesses (SMBs) around the world. Datto’s passion is to serve MSPs in that quest by creating enterprise-grade technology purpose-built for MSPs. Our 17,000 partners around the world will not be surprised that we chose “MSP” as our ticker symbol.

Datto is the MSP Technology Company. How is that evidenced in our actions?

•	We foster an MSP-centric culture—actual MSP partners speak at each new employee orientation to nurture that environment from day one

•	We enable MSPs to build and grow recurring revenue businesses for sustainable value

•	We design simplicity in our solutions to save time for MSPs and their customers

•	We deliver leading-edge digital content and an online marketing platform for MSPs to use with their SMB prospects and customers

•	We help build the MSP community through our world-class live and virtual events

•	We integrate across our own products and throughout an open ecosystem of other vendors providing solutions for MSPs

•	We eliminate channel conflict by assuring MSPs that we will never compete with them for SMBs—we’re all-in on the channel

•	We don’t have customers—we have partners!

The MSP (and Datto) story starts with SMBs. Digital transformation has become a strategic imperative for SMBs. Current global events have only intensified urgency, complexity and competition for technology expertise. SMBs are turning in increasing numbers to MSPs to access and manage key technologies that were once only available to larger enterprises. As an industry, MSPs now manage well over 10% of the global SMB IT spend, which is $159 billion and growing.

Datto’s integrated, cloud-managed platform is purpose-built to empower MSPs in serving SMBs. We secure, protect and provide access to mission-critical SMB data and applications supported by a line of business management tools for MSPs. In 2020, we have restored over 200 million SaaS objects, managed more than four million endpoints and supported over one million SMBs. We embrace being on the front-line with our partners.

What’s next? We believe SMBs will adopt technology faster than ever as the world emerges from this pandemic. We expect MSPs will help them more than ever. Datto will be there as technology creator, thought leader and support partner as they deploy new applications; navigate technology on-premises, in public clouds and in hybrids of both; and continue to defend against proliferating security threats. Our journey forward is as a leader in an ecosystem comprised of global partners, employees and other vendors that created our success to date. And we invite you to join us.

To our MSP partners—Thank you for the years of trusted partnership. You shined as heroes helping your end users move quickly to remote work and supporting front-line workers in healthcare and public safety. The legacy of this pandemic will be accelerated digital transformation for your customers and opportunities for you with new prospects. This is your time. Please know that being a public company will not change Datto’s core. We are excited to expand our investor base and champion the MSP ecosystem. Our MSP-first culture is deeply rooted—in technology innovation through your eyes, in our shared recurring revenue business models designed for you to capture profitable growth and build the value of your business, and in our 24x7 direct-to-human support as an extension of your team. We will continue to engage in the community, listen closely to your product feedback and needs, and be in it with you for the long-term. Our success depends on your success.

ii

To Austin McChord—On behalf of our more than 1,600 employees, thank you for founding Datto over a decade ago. You saw the SMB need for enterprise-grade technology and discovered the MSP opportunity early. You built a rare, honest culture of disruptive technology creators.

To our employees—Keeping Datto an amazing place to work remains a top priority of mine as CEO. We will continue to build a globally competitive, diverse and inclusive team, with creation and innovation at our core. Thank you for trusting me and the leadership team to make so many fast decisions at the start of this pandemic in peak uncertainty. Your health and well-being are paramount. We are grateful for your unwavering support of each other and our MSP partners, which allowed us to grow throughout this crisis and be there for those in need. We’ll do our life’s work, give back to the community, and have fun together on our journey.

To our competitors and other vendors within the MSP ecosystem—We have always been, and will remain open to partnering with you. There’s plenty of growth for all. We salute your efforts in our common goal to help MSPs and SMBs during this global crisis.

To SMBs throughout the world—We will continue to innovate on your behalf and provide you with great technology delivered by one of our certified partners local to you.

To public investors—We would be thrilled to have you join us. Our story has always been one of creation, disruption and growth. We believe in the growth of the MSP industry as they simplify the management of technology for SMBs in an increasingly complex world, where new technology is both opportunity and threat. We are on this journey with our MSP partners and just getting started.

Take care,

Tim Weller

Chief Executive Officer

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Unless the context otherwise requires, the terms “Datto”, the “Company”, “our company”, “we”, “us” and “our” in this prospectus refer to Datto Holding Corp. and, where appropriate, its consolidated subsidiaries. The term “Vista” or “our Sponsor” refers to Vista Equity Partners, our equity sponsor and the term “Vista Funds” refers to Vista Foundation Fund II, L.P., Vista Foundation Fund II-A, L.P., VFF II FAF, L.P., Vista Foundation Fund II Executive, L.P., Vista Foundation Associates II, LLC and Merritt VI Aggregator, LLC.

DATTO HOLDING CORP.

Our Mission

Our mission is to create enterprise-grade technology for small and medium businesses delivered through our growing, global network of managed service provider partners.

Overview

Datto is the leading provider of cloud-based software and technology solutions purpose-built for delivery through the managed service provider, or MSP, channel to small and medium businesses, or SMBs. Our platform enables our 17,000 MSP partners to manage and grow their businesses serving the SMB information technology, or SMB IT, market. Our platform also combines mission-critical cloud-based software, technologies and security solutions that MSPs sell to SMBs, business management software to help MSPs scale their own businesses and marketing tools, content, training and industry-leading events that cultivate an empowered and highly engaged MSP partner community.

MSPs represent the future of IT management for SMBs. Digital transformation is driving SMB adoption of modern software and technology, while regulatory and data protection requirements and proliferating security threats are increasing the complexity and risk of IT for SMBs. These trends have created an inflection point in SMB adoption of MSPs for IT management. MSPs are equipped with the IT resources and expertise SMBs lack, providing a single source to meet all of an SMB’s IT needs. MSPs are trusted to select, procure, implement and manage software and technology stacks that support their SMB customers’ business needs. The number of MSPs continues to grow, with approximately 125,000 MSPs providing this critical function to millions of SMBs worldwide today.

We are committed to the success of MSPs. It is the foundation of our strategy and culture. We empower our MSP partner channel, creating enormous sales and support leverage for us to efficiently address the large but fragmented SMB IT market. Our MSP-centric platform enables our partners to generate recurring revenue through the sale of our solutions to SMBs and to scale and effectively manage their own businesses. Our relationships are directly with our MSP partners. We are the leading pure-play vendor serving the MSP market, and believe our MSP-centric approach is highly differentiating as it aligns our mutual incentives, creates a motivated and engaged sales channel and reinforces our position as an integral component of our MSP partners’ businesses.

Our cloud-based platform offerings include Unified Continuity, Networking and Business Management software solutions. Our Unified Continuity and Networking offerings ensure the ongoing availability and security of mission-critical IT systems for SMBs on-premise, in private clouds and in the public cloud. These solutions are simple for MSPs to deploy, configure and manage across their SMB customers through a single portal. Our Business Management software provides critical operational tools to MSPs for efficient workflow management and delivery of end-to-end managed services. Our platform also includes a host of business development tools, training and content to help MSPs address the challenges of marketing and selling to SMB customers.

We employ a land-and-expand business model and grow as our MSP partners grow. We seek to deliver tools and resources that are easy to adopt and enable recurring revenue growth and margin efficiency for our MSP partners. Our partners can expand their footprint with us on a frictionless basis as they increase the number of SMB customers they serve and the number of Datto products that they sell through to their SMB customers. As of December 31, 2019 and June 30, 2020, our dollar-based net retention rate was 119% and 115%, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information regarding our dollar-based net retention rate.

We have a highly efficient go-to-market model, in which we leverage our inside sales force and the power of our brand to attract, retain and grow our MSP partners. As of June 30, 2020, we had over 17,000 MSP partners, of which over 1,000 accounted for annual run-rate revenue, or ARR, of $100,000 or more. MSP partners with over $100,000 of ARR accounted for 44% of our total ARR at June 30, 2020. As of June 30, 2020 our 10 largest partners represented less than 3% of our ARR and no single partner represented more than 0.5% of our ARR. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information regarding ARR.

Our business has experienced rapid growth since inception and generates revenue that is highly recurring. As of December 31, 2019, our ARR was $474.7 million and our revenue for the year ended December 31, 2019 was $458.8 million, of which approximately 90% was recurring subscription revenue. As of June 30, 2020, our ARR was $506.7 million and our revenue for the six months ended June 30, 2020 was $249.1 million of which approximately 94% was recurring subscription revenue. For the year ended December 31, 2019, our net loss was $31.2 million and our Adjusted EBITDA was $84.6 million. For the six months ended June 30, 2020, our net income was $10.1 million and our Adjusted EBITDA was $63.9 million. See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information regarding Adjusted EBITDA.

Industry Background

Significant industry trends are impacting the market for MSP-delivered IT, including:

•

MSPs represent the future of IT management for SMBs. As dedicated technology experts, MSPs are equipped with the IT resources and expertise SMBs lack, providing a single source to meet all of an SMB’s IT needs. MSPs are trusted to select, procure, implement and manage software and technology stacks for their SMB customers. After implementation, MSPs provide ongoing value to SMBs through strategic guidance, technical support, monitoring and maintenance of their full IT environments.

•

IT providers are transitioning to a recurring managed services model. Globally, the number of MSPs continues to grow as organizations across the broader IT services landscape, including professional services providers, IT consultants, systems integrators and value-added resellers, transition to a managed services model.

A number of technology trends have created an inflection point in SMBs’ adoption of MSPs for IT management. These trends are greatly increasing the complexity of the IT challenges faced by SMBs and include:

•

SMBs are increasingly adopting digital and cloud-based technologies. In response to competitive pressures and the demands of customers and employees, businesses are increasingly adopting digital and cloud-based technologies to help them transform their operations and compete in the marketplace.

With the democratization of technology, SMBs are under pressure to adopt digital solutions with enterprise-grade capabilities or risk being disrupted by their competitors. We believe that new business challenges arising from the COVID-19 pandemic are accelerating the digital transformation of SMBs. According to the International Data Corporation, a global research firm, by 2023, 67% of SMBs will have digital transformation as a key part of their IT strategy.

•

Modern technologies are driving complexity in IT. The accelerating pace of technological advancement and proliferation of software and technology offerings are increasing the difficulty for businesses to evaluate, select and implement an optimal IT environment. With the adoption of modern technologies, IT systems have become increasingly linked to business operations and to each other through complex integrations, greatly heightening the importance of effective IT management.

•

SMB exposure to security and regulatory risk is increasing. SMBs are increasingly collecting, generating and storing data to perform mission-critical functions. Recognizing the criticality and potential value of this data, bad actors are increasingly targeting SMBs to exploit their perceived security vulnerabilities. According to a survey of our MSP partners, 85% of MSPs reported ransomware attacks against their SMB customers over the last two years. Cybersecurity Ventures, an IT research firm, predicts that ransomware attacks will cost nearly $11.5 billion globally in 2019. Moreover, SMB data is potentially subject to various and ever-evolving regulatory regimes, creating the additional challenge of ensuring ongoing compliance.

•

SMBs are not equipped to meet the expanding challenges of IT management. Despite requiring certain capabilities of enterprise-grade technology solutions, SMBs lack the time, resources and expertise to deploy, manage and maintain an enterprise-grade IT stack. Grappling with the day-to-day management of IT also takes time and resources away from advancing core business goals.

•

The costs of downtime or data loss are meaningful and expanding. With increasingly digital operations, system downtime or data loss results in lost revenue, customer churn, negative brand perception and reduced employee productivity. For SMBs, these losses can be catastrophic, with the potential to result in significant business disruptions or even bankruptcy, driving the need for comprehensive and effective enterprise-grade continuity solutions.

Our Differentiated Approach

We are committed to the success of MSPs. It is the foundation of our strategy and culture. We believe our MSP-centric approach is highly differentiating because it aligns our mutual incentives, creates a motivated and engaged sales channel and ensures we become an integral component of our MSP partners’ businesses. Our approach, combined with our expansive platform, has helped to establish us as the leading pure-play vendor serving the MSP market, with an extensive network of more than 17,000 MSP partners. We empower our MSP partner channel, creating enormous sales and support leverage for us to efficiently address the large, but fragmented, SMB IT market.

Our Unified Continuity and Networking solutions generate recurring revenue for MSPs as part of their managed services for SMBs. MSPs integrate these solutions into managed services that they offer to their SMB customers on their own terms, including pricing, packaging, billing and solution-bundling giving MSPs greater control over growth and profitability of their managed services. We also provide visibility and predictability to our MSP partners by delivering our solutions on a subscription basis.

Our Business Management offerings further this overall value proposition, enabling MSPs to scale and optimize the workflows and business processes associated with managed services delivery. Our solutions are purpose-built to address the specific needs of MSPs, enabling them to improve customer satisfaction, increase productivity, decrease response times and reduce costs, enhancing the overall profitability of their businesses.

Our platform also features business development tools and content to help MSPs address the challenges of marketing and selling to SMBs. We do not directly market or sell to SMBs to avoid competing with our MSP partners. Instead, we offer MSPs tools for marketing automation and content for marketing programs, as well as training and certifications. We further cultivate the broader MSP ecosystem through our thought leadership efforts and industry-leading events. Our open ecosystem events, such as DattoCon, DattoCon EMEA and MSP Technology Day, are among the largest MSP events in the world.

Our singular dedication to our partners has enabled us to create a network of more than 17,000 MSPs that rely upon Datto solutions to serve over one million SMBs. Our model of distribution through this network of MSPs mitigates the challenges of addressing the SMB market and provides us with the following benefits:

•

Sales leverage. The MSP channel creates enormous sales leverage for us to address the large but fragmented SMB IT market. With each of our sales representatives capable of reaching dozens of MSPs, who in turn can serve hundreds of SMBs, the reach of our sales force is greatly amplified.

•

Recurring revenue durability. Our direct contractual relationships with MSP partners insulate us from SMB churn from bankruptcy, consolidation or other adverse events. In the event of SMB customer loss, the associated MSP will often maintain their revenue stream by migrating that customer’s Datto stack to a different customer.

•

Natural revenue expansion. Once we are engaged with an MSP, our revenue expands naturally as that MSP adds existing and new SMB customers to our platform, upgrades service tiers or purchases more of our solutions to meet growing data protection or networking needs and cross-sells additional solutions into its customer base.

•

Support and service leverage. We provide 24/7 direct-to-tech support to our MSP partners, who are responsible for providing higher touch implementation and ongoing support services to their SMB customers. This approach allows us to avoid the significant cost associated with providing support and service activities to over one million SMBs.

Key Strengths of Our Solutions

Datto is the largest pure-play vendor serving the MSP market with a unified, cloud-based platform that enables the end-to-end delivery of managed IT services to SMBs. Our platform combines mission-critical software, technologies and security solutions that MSPs sell to SMBs with business management software to help MSPs scale and grow their own businesses. Our solutions include Unified Continuity, Networking and Business Management.

Unified Continuity Solutions

Unified Continuity constitutes a suite of cloud-managed products and security solutions, including business continuity and disaster recovery, or BCDR, and SaaS protection. These products provide enterprise-grade data protection, ensure business uptime and establish a last line of defense against security threats by enabling the full image backup, virtualization, cloud replication and restoration of entire physical or virtual servers and PCs, whether on-premise at an SMB, remotely in a data center or in the cloud. The key differentiators of our Unified Continuity solutions include:

•

Built for MSPs. We provide turnkey solutions that are remotely configurable out-of-the-box and are fast and easy to deploy. Once deployed, data automatically begins flowing into the private Datto cloud platform, or the Datto Cloud, and can be managed through the Datto partner portal, which provides MSPs with a multi-tenant view of all their SMB customers.

•

Comprehensive protection for the full IT environment. Our solutions provide comprehensive protection of data and applications to efficiently prevent data loss, mitigate ransomware and minimize downtime for MSPs’ SMB customers. This includes the ability to protect and quickly restore full physical, virtual or cloud environments to any point in time, in a hardware-agnostic manner, as well as the ability to seamlessly protect and recover data from public cloud SaaS applications.

•

Highly reliable and performant. Our solutions replicate environments across multiple locations to create redundancy and ensure partner-managed environments are fully protected. Our solutions continually validate that these environments can be fully restored through multiple layers of verification, including automated ransomware scanning, disk and service integrity checks and testing of the virtual machine. In an adverse event, our solutions are capable of providing near-instantaneous virtualization in our cloud, temporary failover and high-performance recovery to the local network to ensure ongoing continuity of the SMB’s systems, minimizing costly downtime.

Networking Solutions

Networking refers to our collection of integrated WiFi access points and connectivity offerings that enable MSPs to efficiently offer highly performant and reliable cloud-managed networking to their SMB customers. The key differentiators of our Networking solutions include:

•

Built for MSPs. Our networking solutions are purpose-built to align with the needs of MSPs in delivering managed networking. Our solutions enable remote monitoring and management from the cloud, providing MSPs with a multi-tenant view of all networks and connected devices, with automated event alerts and visual indicators of each device’s status. They also enable efficient management through seamless native integration with critical MSP tools.

•

Efficient deployment. Our solutions allow MSPs to preconfigure customer network settings, enabling the plug-and-play self-formation of entire networks. Configurations can be cloned from similar existing networks, enabling MSPs to quickly and easily deploy new customer networks in a standardized and pre-defined manner.

•

Highly reliable and performant. Our solutions are specifically designed to provide highly reliable and performant networking to help MSPs maximize uptime for SMB customers. Our networking solutions feature automatic failover and failback, self-healing mesh and channel scanning mechanisms to ensure customer networks maintain and optimize performance, even in the event of a disruption to primary connections or hardwired network lines.

Business Management Solutions

Business Management refers to our suite of integrated SaaS products for MSPs, including Autotask Professional Services Automation, or PSA, and Remote Monitoring and Management, or RMM, that provide critical operational tools to manage workflows and the delivery of end-to-end IT services. Built from inception to run in the cloud, these offerings allow MSPs to manage their businesses through a centralized hub and to increase operational efficiency. The key differentiators of our Business Management solutions include:

•

Built for MSPs. Our business management solutions provide a fully integrated solution for single pane of glass management of the critical operational workflows and business processes of MSPs, including device management, ticketing, project management, customer relationship management, invoicing, inventory management and resource management. Our solutions offer embedded integrations with over a hundred other MSP tools and technologies for the seamless and efficient delivery of managed services.

•

Cloud and mobile enabled. Our business management solutions are built for the cloud and include mobile device support, enabling the efficient and effective management of IT service delivery. With mobile-enabled solutions, technicians can access critical tools and systems from the field, increasing productivity and reducing costs.

•

Complete visibility and control. Our business management solutions provide MSPs with full visibility into SMB customer environments with complete control to remotely remediate IT issues. Through our unified PSA and RMM offerings, our solutions provide dashboards, alerts, actionable insights, analytics and automation to help MSPs drive operational efficiency.

Key Benefits to Our MSP Partners

MSPs choose Datto and develop longstanding relationships with us not only for our innovative solutions but also for our comprehensive platform, which delivers the following key benefits to our MSP partners:

•

Enable shift to managed IT services. By providing solutions specifically designed for delivery in a bundled suite of critical managed services, we facilitate the shift of IT services organizations to a recurring managed services model. With our platform, MSPs generate recurring revenue through the sale of our software and technology to SMBs on a subscription basis and thereby gain clear visibility into and predictability of revenue. Our suite of products provides our MSP partners with multiple avenues to land new customers and expand recurring revenue over time.

•

Increase retention of SMB customers. Any time an SMB experiences a security downtime or data loss event, an MSP runs the risk of losing that customer. For this reason, MSPs seek reliable solutions that reduce the risk of SMB downtime and data loss. With our solutions, MSPs gain a last line of defense against security threats that ensures ongoing availability and comprehensive data protection, providing their SMB customers with peace of mind. Datto solutions have proven to be very reliable for MSP partners in enabling the efficient management of their customer base, preventing downtime and recovering from cyberattacks and data loss events. As a result, the MSP’s role in securing SMBs’ mission-critical systems solidifies the MSP’s importance as a trusted partner to SMBs.

•

Increase profit generation from SMB customers. Our solutions are competitively priced to enable our MSP partners to generate attractive profit margins. The pricing of our solutions for MSPs is generally based on a predetermined tier for a given solution, ensuring our MSP partners have visibility into delivery cost. The pricing of our solutions is not available to SMBs and our MSP partners have latitude to set the pricing, packaging and bundling of our solutions as a managed offering to their customers. As a result, our MSP partners can leverage our solutions to create reliable profit centers for their businesses.

•

Avoid channel conflict. Unlike most technology and software vendors who sell to both MSPs and SMB customers, Datto does not compete with MSPs. Datto’s MSP-centric approach enables us to focus solely on the needs of MSPs, designing our platform and solutions for this market. We provide MSPs with the tools and support they need to create and sell managed services to their SMB customers and the assurance we will not compete directly for the business of SMBs.

•

Reduce the cost of managing SMB customer IT environments. Our remote monitoring and management product enables the delivery of end-to-end managed IT services by allowing MSPs to perform proactive monitoring, preventative maintenance and remote remediation of customer systems, applications and devices in real-time with intelligent alerting, auto-response and auto-resolution. Our cloud-based solutions help MSPs achieve better utilization by reducing costly truck rolls for on-site service and freeing up resources to pursue higher value activities.

•

Enable operational efficiency. Our business management tools are easy to implement and use, enabling MSPs to operate their own businesses more efficiently through centralized operations from a single pane of glass. These software solutions are optimized for the business needs of MSPs to enable workflow automation and deliver actionable insights, providing full visibility into customer IT environments. Our solutions have embedded integrations with other Datto products and other services and technologies to make it easier for an MSP to manage a heterogeneous technology stack.

•

Drive business growth. In addition to our products, our platform also includes a range of sales and marketing content, training and other programs as well as technical certifications tailored to our MSP partners to help them more effectively grow their businesses, alleviating a major pain-point for IT professionals with limited sales and marketing experience.

Our Market Opportunity

Our platform enables MSP partners to manage and grow their businesses serving the SMB IT market. The SMB IT market itself represents a massive opportunity, with Gartner estimating global SMB IT spend in 2019 reaching $1.2 trillion and growing at a 4.6% compound annual growth rate, or CAGR, through 2023.(1)

We believe that MSPs represent the future of IT management for SMBs. We commissioned Frost & Sullivan, a third party market research company, to conduct an independent study to assess the portion of the overall SMB IT market related to managed services and our addressable market. According to the study, there were approximately 125,000 MSPs globally and the MSP portion of the SMB IT market represented approximately $137 billion in 2019. This portion was estimated to grow at a 16.4% CAGR from 2019 to 2023, growing nearly four times as fast as the overall SMB IT market.

Our integrated platform for MSPs is purpose-built to enable the end-to-end delivery of managed IT services to SMBs. To assess our addressable market, Frost & Sullivan surveyed MSPs globally and analyzed their spending on all market products and solutions related to Unified Continuity, Networking, and Business Management in the Americas, EMEA, and APAC regions. Based on this analysis, our total global market opportunity was estimated to be approximately $28 billion in 2019, growing at an expected CAGR of 17.0% to approximately $52 billion by 2023. Of the $28 billion, $16 billion was attributable to the Americas, $5 billion was attributable to EMEA and $7 billion was attributable to APAC. Our total market opportunity in the Americas was expected to grow at an 18.8% CAGR from 2019 to 2023.

To calculate our addressable market for Unified Continuity and Networking solutions by region, Frost & Sullivan multiplied their estimate of the total number of MSPs selling those solutions by their estimates of the average number of SMBs served per MSP and the average price MSPs paid for those solutions to serve each SMB customer in that region. To calculate our addressable market for Business Management solutions by region, Frost & Sullivan multiplied their estimate of the total number of MSPs by the average sales price of those solutions in that region.

Our Growth Strategy

We pursue numerous actions to drive our growth in subscription revenue. Key elements of our growth strategy include:

•

Expand our partner base by adding new MSPs. We believe that there is substantial opportunity to increase our penetration among MSPs. We intend to continue leveraging the strong awareness of our brand as a trusted partner to the MSP community to add new MSPs in the markets we serve. Since December 31, 2018, we expanded our MSP partner base from approximately 14,400 to over 17,000.

•

Standardize MSP partners on our platform. Once we land an MSP partner, our goal is to increase the penetration of our solutions across their existing SMB customer base. Typically, MSPs initially deploy our solutions to only a limited number of their SMB customers. Over time, MSPs often continue to migrate additional existing end-customers to our platform for the benefit of managing a single integrated solution stack. Our goal is to aid in this migration in order to increase our overall penetration into our MSP partners’ existing SMB customer base.

(1)	Source, Gartner, Inc., Forecast: Small- and Midsize-Business IT Spending, Worldwide, 2017-2023, 3Q19 Update. 30 October 2019

•

Empower our MSP partners to attract more SMBs. As SMBs increasingly rely on MSPs for IT management, we seek to grow our revenue by helping our existing MSP partners attract additional SMB customers that may ultimately adopt our solutions. We plan to continue developing marketing automation tools and content for marketing, as well as offering training and certifications, in order to facilitate our MSP partners’ growth.

•

Facilitate upsell and cross-sell activity with our MSP partners and their SMB customers. We intend to grow our sales teams in order to increase our sales with our MSP partners. Our sales teams upsell our MSP partners to higher service tier subscriptions as the data retention and bandwidth needs of their SMB customers grow. In addition, our sales teams upsell our MSP partners to increase their Business Management subscriptions as they grow. Our sales teams also actively cross-sell our products to our MSP partners, leveraging their positive experiences with our platform. Our dollar-based net retention rate, which was 119% as of December 31, 2019 and 115% as of June 30, 2020, demonstrates our ability to expand within existing MSP partners.

•

Extend our product leadership and introduce new platform solutions. We continue to invest in new purpose-built product and service offerings to anticipate and meet the evolving demands of our MSP partners and their SMB customers. We will also continue to pursue opportunistic M&A to complement and enhance our current solution set.

•

Expand our international footprint. We believe there is significant opportunity to expand into new international geographies, with approximately 73% of our revenue coming from the United States in 2019. The maturity of the international SMB IT landscape varies; more mature markets represent growth opportunities in the near term, while less mature markets present a longer-term opportunity as MSPs develop within those markets.

Impact of the COVID-19 Pandemic on Our Operations

Impact on Operations

In response to the COVID-19 pandemic, we implemented a number of measures to ensure the safety of our employees, the continuity of services to our MSP partners and their SMB customers and the availability of sufficient capacity throughout our supply chain. In March, we quickly shifted almost all of our employees to remote work, made substantial modifications to employee travel policies and cancelled or shifted our conferences and other MSP partner events to virtual-only. Given the success of these efforts, we anticipate these measures will remain in place through the third quarter of 2020 and could extend into future quarters. In addition, we took early action to increase our inventories of key device and cloud infrastructure components, and worked with our network of suppliers to facilitate fulfillment of future orders.

To date, we have experienced only a minor disruption in operations from the COVID-19 pandemic, with minimal impact to our ability to sell and deliver our solutions and provide 24/7 support to our MSP partners. We also took meaningful measures to reduce selected operating and capital expenses with a focus on driving healthy cash flow while preserving key investments in long-term growth.

Impact on MSPs and Their SMB Customers

During the first months of the pandemic we hosted a series of webinars to guide our MSP partners through uncertainty and educate them on various topics, including general crisis management, remote work plans, effective strategies for supporting, marketing and selling to their SMB customers through the pandemic, and “how to” programs for various community and governmental financial programs available to them and their SMB customers. We believe that certain business challenges arising from the pandemic are accelerating the digital transformation of SMBs. For example, remote work is fueling an increased dependence on digital solutions and introducing new cyberattack risks. Additionally, companies are increasingly required to operate online in order to reach and service customers and to compete effectively. We believe this transformation will be a catalyst for accelerated migration of SMB IT management to MSPs. As the leading pure-play vendor serving the MSP market, we believe that our business will benefit in the long-term from these trends.

Impact on Financial Performance

We benefit from a subscription revenue model and were able to grow revenue and expand operating margins over the first two quarters of 2020. As a result of the pandemic, we have experienced lower sales bookings, moderately slower ARR and subscription revenue growth (18% year over year subscription revenue growth in the second quarter of 2020, compared to 20% to 24% in each of the prior four quarters), and lower MSP partner net additions (the addition of new MSP partners in the first two quarters of 2020 was mostly offset by lost MSP partners resulting in an MSP partner count of just over 17,000 as of June 30, 2020). In addition to the impacts on our sales, we have experienced moderately slower and lower cash collections from existing MSP partners, resulting in an increase in our bad debt expense. The net effect of our moderately slower growth and the measures we have taken to reduce expenses has resulted in substantially increased cash flows and operating margins.

As of the date of this prospectus, the full impact of the COVID-19 pandemic on the global economy and the extent to which the pandemic may continue to impact our financial condition or results of operations remain uncertain. While we believe the end result of the pandemic will accelerate MSP adoption and demand for our services, the magnitude of the effect of the pandemic on our business will depend, in part, on the length and severity of the restrictions (including the effects of recently announced “re-opening” plans following a recent slowdown of the virus infection rate in certain countries and localities) and other limitations on our ability to conduct our business in the ordinary course. The longer the pandemic continues or if it resurges, the more severe the impacts described above are expected to be on our business. The severity, duration and impact of these business disruptions remain fluid and will depend on many factors, including the speed and effectiveness of containment efforts around the world. See “Risk Factors — Risks Related to Our Business — The impact of the ongoing COVID-19 pandemic, including the resulting global economic uncertainty, is highly uncertain and difficult to predict at this time, but it may have a material adverse impact on our business, prospects, results of operations, financial condition, liquidity and cash flows”.

Recent Operating Results (Preliminary and Unaudited)

We are in the process of finalizing our results as of and for the three months ended September 30, 2020. We have presented below certain preliminary results representing our estimates for the three months ended September 30, 2020, which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of September 30, 2020 or our results of operations for the three months ended September 30, 2020. We have provided ranges, rather than specific amounts, for the preliminary estimates for the unaudited financial and other data described below primarily because our financial closing procedures for the three months ended September 30, 2020 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our interim financial statements for the three months ended September 30, 2020 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial information set forth below, it is possible that we or our independent registered public accounting firm may identify such items as we complete our interim financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors”, “Forward-Looking Statements”, and our consolidated financial statements and related notes included in this Registration Statement. Adjusted EBITDA is a supplemental measure that is not calculated and presented in accordance with GAAP. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of Adjusted EBITDA. Annual Run-Rate Revenue, or ARR, and MSP Partners are key performance metrics used to evaluate our business. See “Management’s Discussions and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for further description of ARR and MSP Partners.

	Three months ended September 30, 2020		Three months ended September 30, 2019
	Low (estimated)	High (estimated)
	(in thousands, except percentages)
Consolidated Statement of Operations Data (unaudited):
Subscription revenue	$121,900	$122,900	$105,170
Total revenue	$129,800	$130,800	$117,693
Income from operations	$29,900	$30,900	$13,068
Non-GAAP Financial Data (unaudited):
Adjusted EBITDA (1)	$45,000	$46,000	$25,766
Adjusted EBITDA margin	34.7%	35.2%	21.9%

(1)

We define Adjusted EBITDA as net (loss) income adjusted for interest and other expense, net, loss on extinguishment of debt, depreciation and amortization, provision for (benefit from) income tax, stock-based compensation expense, restructuring expense and transaction related and other expense. However, we cannot reconcile our estimated range of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, without unreasonable efforts because we are unable to estimate our income tax (expense) benefit for the period, as we are in the process of evaluating our tax attributes across our U.S. and foreign tax jurisdictions. See “Selected Consolidated Financial Data—Adjusted EBITDA” for a discussion of Adjusted EBITDA, why we believe this measure is important and certain limitations regarding this measure. For the three months ended September 30, 2019, interest and other expense, net, loss on extinguishment of debt, depreciation and amortization, stock-based compensation, restructuring and transaction related and other expense was $9.9 million, zero, $10.9 million, $1.8 million, zero and zero, respectively. For the three months ended September 30, 2020, interest and other expense, net, loss on extinguishment of debt, depreciation and amortization, stock-based compensation, restructuring and transaction related and other expense are estimated to have been $6.1 million, zero, $12.3 million, $2.8 million, zero and $0.1 million, respectively.

	As of September 30, 2020
	Low (estimated)	High (estimated)	As of September 30, 2019
ARR	$520.0 million	$523.0 million	$445.4 million
MSP Partners	17,100	17,200	16,200

We expect total revenue to increase 10.3% to 11.1% for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 as a result of higher subscription revenue partially offset by lower device revenue. We expect subscription revenue to increase 15.9% to 16.9% for the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

We expect income from operations of $29.9 million to $30.9 million for the three months ended September 30, 2020 compared to income from operations of $13.1 million for the three months ended September 30, 2019, as revenue continued to grow but cost of revenue declined, primarily resulting from a lower volume of devices sold, and operating expenses increasing at a slower rate than revenue. As a result of the COVID-19 pandemic, we have seen slower growth in certain operating expenses, including travel and entertainment, facilities, personnel related and marketing expenses.

We expect Adjusted EBITDA of $45.0 million to $46.0 million for the three months ended September 30, 2020 as compared to Adjusted EBITDA of $25.8 million for the three months ended September 30, 2019.

We expect ARR of $520.0 million to $523.0 million as of September 30, 2020 as compared to ARR of $445.4 million as of September 30, 2019.

As of September 30, 2020, we expect to report that we had 17,100 to 17,200 MSP partners, as compared to 16,200 MSP Partners as of September 30, 2019.

Risks Associated with Our Business

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	the impact on our operations and financial condition from the effects of the current COVID-19 pandemic;

•	our ability to effectively compete;

•	fluctuations in our operating results;

•	our ability to sustain cash flows and achieve profitability;

•	our ability to attract new MSP partners;

•	our ability to sell additional products and subscriptions to our MSP partners;

•	the recognition of revenue from our subscription offerings;

•	the strength of the SMB IT and services market; and

•	the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Our Sponsor

We have a valuable relationship with our equity sponsor, Vista. In 2017, Vista formed our company for the purpose of acquiring all of the capital stock of Datto, Inc. We refer to this transaction as the “Vista Acquisition.” Immediately following this offering, Vista will beneficially own approximately 72.2% of our common stock and accordingly may, pursuant to the Director Nomination Agreement that we will enter into with Vista, nominate all but one of the directors of the Company.

Vista is a U.S.-based investment firm with offices in Austin, San Francisco, Chicago, New York and Oakland with more than $52 billion in cumulative capital commitments. Vista exclusively invests in software, data and technology-enabled organizations led by world-class management teams. As a value-added investor with a long-term perspective, Vista contributes professional expertise and multi-level support to help companies realize their potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven management techniques that yield flexibility and opportunity.

General Corporate Information

We were incorporated in 2017 as Merritt Topco, Inc., a Delaware corporation, in connection with the Vista Acquisition. Effective January 27, 2020, the name of our company was changed to Datto Holding Corp. Our principal executive offices are located at 101 Merritt 7, Norwalk, Connecticut 06851. Our telephone number is 888-995-1431. Our website address is www.datto.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks such as “Datto” and “Autotask,” which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, such as “Microsoft,” “Google” and “Amazon,” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year) or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the year ended December 31, 2017 or five years of Selected Consolidated Financial Data) and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

THE OFFERING

Common stock offered by us	22,000,000 shares

Underwriters’ over-allotment option	3,300,000 shares

Common stock to be outstanding after this offering	157,548,740 shares (or 160,848,740 shares if the underwriters’ option to purchase additional shares is exercised in full)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $521.7 million, or approximately $601.3 million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We intend to use substantially all of the net proceeds of this offering to repay outstanding borrowings under our Credit Facilities (defined below). Accordingly, we expect to use approximately $521.7 million of the net proceeds of this offering (or $591.6 million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our Credit Facilities and the remainder of such net proceeds from the underwriters’ exercise of their option to purchase additional shares, if any, will be used for general corporate purposes. At this time, other than repayment of indebtedness under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See “Use of Proceeds” for additional information.

Directed share program

At our request, the underwriters have reserved up to 1,540,000 shares of common stock, or 7% of the shares offered by us pursuant to this prospectus for sale, at the initial public offering price, through a directed share program, to persons with whom we have a business relationship, our directors and certain individuals associated with Vista. If purchased by these persons, these shares will not be subject to a 180-day lock-up restriction, except to the extent that the purchasers of such shares are otherwise subject to lock-up or market stand-off agreements as a result of their relationships with us. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these persons and entities. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. See the section titled “Underwriting—Directed Share Program.”

Controlled company	After this offering, assuming an offering size as set forth in this section, the Vista Funds will own approximately 72.2% of our common stock (or 70.7% of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“MSP.”

The number of shares of common stock to be outstanding following this offering is based on 135,548,740 shares of common stock outstanding as of June 30, 2020, and excludes:

•	402,838 shares of common stock issuable upon vesting and settlement of restricted stock units, or RSUs, awarded subsequent to June 30, 2020;

•	10,220,305 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted average exercise price of $10.37 per share; and

•	20,868,874 shares of common stock, plus future increases, reserved for future issuance under our 2020 Omnibus Incentive Plan, or the 2020 Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering;

•	no exercise of outstanding options after June 30, 2020; and

•	no exercise by the underwriters of their option to purchase up to 3,300,000 additional shares of common stock.

One or more entities affiliated with Investment Group of Santa Barbara, LLC, or IGSB, and one or more entities affiliated with Dragoneer Investment Group, LLC, or Dragoneer, have together indicated an interest in purchasing up to a combined 20% of the shares of common stock offered in this offering at the initial public offering price. This indication of interest is not a binding agreement or commitment to purchase. As a result, IGSB or Dragoneer could determine to purchase more, fewer or no shares in this offering, or the underwriters could determine to sell more, fewer or no shares to IGSB or to Dragoneer. The underwriters will receive the same discount on any of the shares sold to IGSB or to Dragoneer as they will from any other shares sold to the public in the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated statement of operations data and summary consolidated statement of cash flows data for the years ended December 31, 2018 and December 31, 2019 and the summary consolidated balance sheet data as of December 31, 2018 and December 31, 2019 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data and summary consolidated statement of cash flows data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,	Year ended December 31,	Six Months ended June 30,	Six Months ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$333,397	$412,167	$195,937	$233,595
Device	50,514	44,052	17,634	14,134
Professional services and other	3,444	2,533	1,362	1,397

Total revenue	387,355	458,752	214,933	249,126
Cost of revenue:
Subscription(1)	72,498	82,066	39,657	41,871
Device	50,813	53,933	22,555	16,375
Professional services and other	3,637	5,563	2,436	3,067
Depreciation and amortization	12,923	15,745	7,106	10,220

Total cost of revenue	139,871	157,307	71,754	71,533

Gross profit	247,484	301,445	143,179	177,593
Operating expenses:
Sales and marketing(1)	98,183	110,441	54,088	59,119
Research and development(1)	54,017	60,459	29,284	32,743
General and administrative(1)	57,913	73,903	32,875	41,956
Depreciation and amortization	28,953	27,417	13,724	13,780

Total operating expenses	239,066	272,220	129,971	147,598

Income from operations	8,418	29,225	13,208	29,995
Other expense:
Interest expense	55,380	43,437	24,199	16,525
Loss on extinguishment of debt	—	19,231	19,231	—
Other expense, net	802	256	(5)	(415)

Total other expense	56,182	62,924	43,425	16,110

(Loss) income before income taxes	(47,764)	(33,699)	(30,217)	13,885
Benefit from (provision for) income tax	10,041	2,511	4,534	(3,765)

Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120

Net (loss) income per share attributable to common stockholders,
Basic	$(0.28)	$(0.23)	$(0.19)	$0.07

Diluted	$(0.28)	$(0.23)	$(0.19)	$0.07

Weighted-average shares used in computing net (loss) income per share,(2)
Basic	135,503,359	135,212,597	135,195,800	135,468,029
Diluted	135,503,359	135,212,597	135,195,800	136,214,530

Pro forma, as adjusted net (loss) income per share(2)(3)
Basic		$(0.12)		$0.13

Diluted		$(0.12)		$0.13

Weighted-average shares used in computing pro forma, as adjusted net (loss) income per share(2)(3)
Basic		157,212,597		157,468,029

Diluted		157,212,597		158,214,530

	Year ended December 31,	Year ended December 31,	Six Months ended June 30,	Six Months ended June 30,
	2018	2019	2019	2020
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(10,559)	$11,235	$1,759	$23,975
Net cash used in investing activities	$(28,199)	$(38,226)	$(20,110)	$(22,000)
Net cash (used in) provided by financing activities	$(5,182)	$18,505	$21,661	$30,629

Consolidated Balance Sheet Data (at end of period):
Cash	$34,559	$27,597		$59,550
Total assets	$1,615,063	$1,642,292		$1,680,984
Deferred revenue, current	$30,150	$24,254		$23,310
Deferred revenue, noncurrent	$5,779	$3,798		$2,919
Long-term debt, current portion	$—	$5,500		$5,500
Long-term debt	$510,563	$546,499		$576,690
Total liabilities	$603,253	$649,989		$673,068
Total stockholders’ equity	$1,011,810	$992,303		$1,007,916

Non-GAAP Financial Data (unaudited):
Adjusted EBITDA(4)	$54,429	$84,602	$41,726	$63,851

(1)	Includes stock-based compensation as follows:

	Year ended December 31,	Year ended December 31,	Six Months ended June 30,	Six Months ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue—subscription	$140	$98	$57	$41
Selling and marketing	764	2,946	1,640	1,279
Research and development	1,020	3,510	2,817	621
General and administrative	2,211	5,661	3,174	1,831

Total stock-based compensation expense	$4,135	12,215	$7,688	$3,772

The table does not reflect stock-based compensation expense for outstanding options that contain a performance vesting condition tied to closing of an initial public offering (the “IPO Options”). Upon the closing of this offering, we will begin to record stock-based compensation for these options using the accelerated attribution method. This will result in our recognizing approximately $16.6 million of additional stock-based compensation expense as of the effective date, assuming an initial public offering price of $25.50, the midpoint of the estimated price range set forth on the cover page of this prospectus. The final fair value of the IPO Options will take into account the final pricing of our common stock in this offering, and thus such estimate is subject to change. In addition, after June 30, 2020, we awarded 402,838 of restricted stock units to certain directors, officers and employees, for which we expect to recognize approximately $10.3 million of additional stock based compensation expense over the requisite service periods (typically four years), which is also not reflected in the table above.

(2)

See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net (loss) income per share and the weighted-average number of shares used in the computation of the per share amounts.

(3)

Pro forma, as adjusted basic and diluted net (loss) income per share is computed by dividing pro forma, as adjusted net (loss) income by pro forma weighted-average shares outstanding. For the six months ended June 30, 2020, pro forma, as adjusted net income is computed by increasing net income by $10.9 million of interest expense, net of tax, that would not have been incurred if the offering had occurred on January 1, 2019 and the proceeds were used to repay outstanding borrowings under our Term Loan Facility. For the year ended December 31, 2019, pro forma, as adjusted net loss is computed by decreasing net loss by $11.8 million of interest expense, net of the write-off of debt issuance costs, all net of tax, as if the offering had occurred on January 1, 2019 and the proceeds were used to repay outstanding borrowings under our Term Loan Facility. For the six months ended June 30, 2020 and the year ended December 31, 2019, pro forma net (loss) income is computed by giving effect to the issuance by us of 22,000,000 shares of common stock in this offering at the initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds from this offering to repay $521.7 million of outstanding borrowings under our Term Loan Facility as set forth under “Use of Proceeds”. This pro forma data is presented for informational purposes only and does not purport to represent what our net (loss) income or net (loss) income per share actually would have been had the offering and use of proceeds therefrom occurred on January 1, 2019 or to project our net (loss) income or net (loss) income per share for any future period.

(4)

We define Adjusted EBITDA as net (loss) income adjusted for interest and other expense, net, loss on extinguishment of debt, depreciation and amortization, provision for (benefit from) income tax, stock-based compensation expense, restructuring expense and transaction related and other expense. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “Selected Consolidated Financial Data—Adjusted EBITDA.”

RISK FACTORS

Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price.

Because of the following factors, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business and Industry

The impact of the ongoing COVID-19 pandemic, including the resulting global economic downturn, is highly uncertain and difficult to predict at this time, but it may have a material adverse impact on our business, prospects, results of operations, financial condition, liquidity and cash flows.

In March 2020, the World Health Organization categorized COVID-19 as a pandemic, and the government of the United States declared the COVID-19 outbreak a national emergency. COVID-19 continues to spread throughout the United States and globally, and the duration, magnitude and severity of its effects and ultimate impact on the world’s population and the global economy are unknown. To attempt to mitigate the spread of the pandemic, many authorities, including state, local, and foreign governments, have put in place travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns, and other government orders and restrictions. These restrictions and orders have resulted in business disruptions and closures, work stoppages, slowdowns and delays, supply chain disruptions, work-from-home policies, and cancellation or postponement of events, among other effects that could adversely impact our operations, including affecting the behavior and operations of our MSP partners, their SMB customers and our suppliers.

In response to these government actions and mandates, we have modified and may continue to modify our business practices, including, among others, directing almost all employees to work from home, substantially curtailing employee travel, cancelling or shifting events and conferences to virtual-only, increasing inventories of key device and cloud infrastructure components, and working with our network of suppliers to ensure future orders can be fulfilled. There is no certainty that the measures we or governmental authorities have taken will be sufficient to mitigate the risks posed by the pandemic, and our ability to operate normally could be harmed.

We are unable to predict the impact that the COVID-19 pandemic will ultimately have on our results of operations, financial condition, liquidity and cash flows because of numerous uncertainties, including the duration and severity of the pandemic and the impact of the various mitigation efforts. To date, we have experienced lower sales bookings, moderately slower ARR and subscription growth, and moderately slower and lower cash collections from existing MSP partners. The COVID-19 pandemic has caused a global economic downturn that could materially and adversely affect demand for our products and services as well as our results of operations and financial condition even after the pandemic is contained and global economic activity stabilizes. The COVID-19 pandemic, as well as intensified measures undertaken to contain the spread of COVID-19, could decrease the spending of our existing and potential new MSP partners or their SMB customers; cause our MSP partners to fail to renew, reduce, shorten, terminate, or renegotiate their subscriptions for our services; and continue to lengthen collection periods of accounts receivable. Some of our MSP partners or their SMB customers have experienced and may continue to experience financial hardships which could result in delayed or uncollectible payments. In particular, SMBs are typically more susceptible to the adverse effects of economic fluctuations, including as a result of the COVID-19 pandemic. Any of these developments could adversely affect our business, results of operations, and financial condition. Additionally, concerns over the economic impact of the COVID-19 pandemic have caused extreme volatility in financial and other capital markets which may adversely impact our stock price.

While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed, many employees may have additional personal needs to attend to, and employees may become sick themselves and be unable to work. Decreased effectiveness of our team could adversely affect our results because of our inability to meet in person with potential MSP partners or customers, cancellation of and inability to participate in in-person conferences and other industry events that lead to sales generation, longer time periods to deploy software and support our products, or other decreases in productivity that could seriously harm our business. Significant management time and resources may be diverted from our ordinary business operations in order to develop, implement and manage workplace safety strategies and as we attempt to return to office workplaces, and to address other business issues related to the pandemic.

As a result of the COVID-19 pandemic, we may (1) decide to postpone or cancel planned investments in our business in response to changes in our business, or (2) experience difficulties in recruiting or retaining personnel, each of which may impact our ability to respond to our MSP partners’ needs and fulfill contractual obligations. In addition, as a result of financial or operational difficulties, our suppliers may experience delays or interruptions in their ability to provide services to us, if they are able to do so at all. Any disruptions to services provided to us by third parties that we rely upon to provide our solutions, including as a result of actions outside of our control, could significantly impact our continued performance.

We face intense competition in our market, especially from larger, well-established companies and vendors with an MSP focus, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

We operate in an intensely competitive and dynamic industry driven by the technology needs of SMBs and MSPs. We expect competition to increase in the future from established competitors and new market entrants. SMBs are increasingly turning to MSPs, to service their technology needs because of increasing complexity and enhanced regulatory and security risks. MSPs, as a result, are constantly looking for the next service offering for their customers. Our competition is generally comprised of enterprise IT vendors and emerging innovators with niche point solutions, which include:

•

Continuity vendors that provide image-based backup solutions with on-premise only, cloud-only or hybrid infrastructure. The level of continuity provided by image-based backup vendors varies widely, from simple image copy to complex image orchestration, copy, failover and failback. Many vendors providing continuity solutions are not exclusively focused on serving MSPs. Vendors in the continuity space include Barracuda, StorageCraft, Acronis and Veeam.

•

Networking vendors that sell a mix of edge routers, WiFi access points and switches to small, medium and large businesses. Typically, these vendors deliver either enterprise scale products at a high price point, or commodity products at a low price point. Vendors in this space include Cisco Meraki, Ubiquiti and Aruba.

•

Business management software vendors that focus a significant portion of their business on the MSP market, providing vertically integrated service management platforms and tools to MSPs to help them operate more efficiently. Many of these vendors are not solely focused on the MSP market, and sell directly to end customers to augment their revenue. ConnectWise, Kaseya and Solarwinds are examples of such vendors.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	broader distribution and established relationships with MSPs;

•	larger sales and marketing budgets and resources;

•	greater customer support resources;

•	greater resources to make strategic acquisitions or enter into strategic partnerships;

•	lower labor and development costs;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical and other resources.

In addition, some of our larger competitors have substantially broader and more diverse product and services offerings, which may make them less susceptible to downturns in a particular market and allow them to leverage their relationships based on other products or incorporate functionality into existing products to grow their business in a manner that discourages users from purchasing our products and subscriptions, including through selling at zero or negative margins, offering concessions, product bundling or closed technology platforms. Many of our smaller competitors that specialize in one particular offering designed specifically for MSPs, such as network assessment utilities, documentation tools, management dashboards, monitoring agents, security solutions or cloud migration capabilities, are often able to deliver these specialized products to the market more quickly and cheaply than we can.

MSPs or SMBs that use legacy products and services of our competitors may believe that these products and services are sufficient to meet their IT needs or that our platform only serves the needs of a portion of the SMB IT market. Accordingly, these organizations may continue allocating their IT budgets for such legacy products and services and may not adopt our Unified Continuity, Networking and Business Management software, solutions and hardware. Further, many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of the products we offer. As a result, these organizations may prefer to purchase from their existing suppliers rather than to add or switch to a new supplier using our products and services, regardless of product performance, features or greater services offerings or may be more willing to incrementally add solutions to their existing IT infrastructure from existing suppliers than to replace it wholesale with our solutions.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by our competitors, or continuing market consolidation. New start-up companies that innovate and large competitors that make significant investments in research and development may invent similar or superior products and technologies that compete with our products and subscriptions. Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive products than they had previously offered and adapt more quickly to new technologies and MSP or SMB needs. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and better compete with our MSP partner network.

These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins and loss of market share. Any failure to meet and address these factors could seriously harm our business and operating results.

Our operating results may vary significantly from period to period and be unpredictable, which could cause the market price of our common stock to decline.

While our operating results, in particular, our revenues, have historically been recurring and predictable from period to period, variation may occur as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new MSP partners or sell additional products and subscriptions to our existing MSP partners for internal use or resale to their SMB customers;

•	our ability to expand our sales and marketing operations in order to achieve broader market penetration;

•	a decline in subscription renewals;

•	the budgeting cycles, seasonal buying patterns and purchasing practices of our MSP partners and their SMB customers;

•	changes in MSPs’ and SMBs’ requirements or market needs;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights;

•	price competition;

•

the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors, MSP partners or SMBs and strategic partnerships entered into by and between our competitors;

•	changes in the mix of our products and subscriptions, including changes in multi-year subscriptions;

•	our ability to successfully and continuously expand our business domestically and internationally;

•	changes in the growth rate of the enterprise-grade technology services market for SMBs;

•	timing and amount of our investments to expand the capacity in our data center facilities;

•	deferral of orders from MSP partners in anticipation of new products or product enhancements announced by us or our competitors;

•	the timing, costs and effects related to the development or acquisition of technologies, businesses or strategic partnerships and their integration;

•	decisions by potential SMBs to purchase software and technology from MSP partners other than those that offer our products and services;

•	changes in SMB market penetration through MSP partners or renewal rates for our subscriptions;

•	timing of revenue recognition and revenue deferrals;

•	our ability to manage production and manufacturing related costs, global customer service organization costs, inventory excess and obsolescence costs and warranty costs;

•

insolvency or credit difficulties confronting our MSP partners or their SMB customers, which could adversely affect our partners’ ability to purchase or pay for our products and subscription and support offerings;

•	our inability to fulfill our MSP partners’ orders due to supply chain delays or events that impact our manufacturers or their suppliers;

•	changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products;

•	future accounting pronouncements or changes in our accounting policies;

•	future changes in tax rates in jurisdictions in which we operate;

•	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, as an increasing amount of our expenses is incurred and paid in currencies other than the U.S. dollar;

•	increases or decreases in our expenses caused by fluctuations in tariffs between the United States and countries in which we have supplier relationships;

•	political, economic and social instability caused by the referendum in June 2016, in which voters in the United Kingdom, or U.K., approved an exit from the European Union, or E.U., and the U.K.

government subsequently notified the E.U. of its withdrawal, which is commonly referred to as “Brexit,” continued hostilities in the Middle East, terrorist activities and any disruption these events may cause to the broader global industrial economy; and

•	general macroeconomic conditions, both domestically and in our foreign markets that could impact some or all regions where we operate.

Any one of the factors above, or the cumulative effect of some of the factors referred to above, may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet our revenue, margin or other operating result expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We may not be able to achieve or sustain the same level of cash flows in the future.

We expect our operating expenses may increase over the next several years as we hire additional personnel, expand our operations and infrastructure, both domestically and internationally, pursue business combinations and continue to develop our software, hardware and services. As we continue to develop as a public company, we may incur additional legal, accounting and other expenses that we did not incur historically. If our revenue does not increase to offset these increases in our operating expenses, we will not be able to achieve or maintain profitability in future periods. While historically our total revenue has grown, not all components of our total revenue have grown consistently. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our software, hardware or services, increasing competition, any failure to gain or retain MSP partners, a decrease in the growth of our overall market, our technology or services becoming obsolete due to technical advancements in the SMB IT market or our failure, for any reason, to continue to capitalize on growth opportunities. As a result, our past financial performance should not be considered indicative of our future performance. Any failure by us to achieve or sustain cash flows on a consistent basis could cause us to halt our expansion, not pursue strategic business combinations, default on payments due on existing contracts, fail to continue developing our software, hardware and services or other negative changes in our business.

If we are unable to attract new MSP partners, our future results of operations could be harmed.

To increase our revenue and achieve and maintain profitability, one important component is our ability to add new MSP partners to purchase our products both for their own use and for resale to their SMB customers. To do so, we must successfully convince MSP partners that, as they adopt and look to resell our software and technology, including Unified Continuity, Networking and Business Management products, our products provide significant advantages over legacy software and technology and are more marketable to SMBs. In addition, numerous other factors, many of which are out of our control, may now or in the future impact our ability to add new MSP partners, including potential MSP partners’ commitments to legacy software and technology providers and products, MSP preference for working with other providers of similar products, MSP partners’ and SMBs’ real or perceived switching costs, our failure to recruit, train, retain and motivate sufficient numbers of sales and marketing personnel, our failure to develop or expand relationships with our MSP partners or to attract new MSP partners, failure by us to help our MSP partners successfully deploy, troubleshoot and manage our solutions for their own use or on behalf of SMB customers, negative media or industry or financial analyst commentary regarding us or our solutions, litigation and deteriorating general economic conditions. If our efforts to attract new MSP partners are not successful, our revenue and rate of revenue growth may decline, we may not achieve profitability and our future results of operations could be materially harmed.

If we are unable to sell additional products and subscriptions to our MSP partners or they are unable to resell additional offerings to their SMB customers, our future revenue and operating results will be harmed.

Our future success depends, in part, on our ability to expand the deployment of our software and solutions with existing MSP partners, which are both the customers of our Business Management solutions and our primary channel to effectively reaching their SMB customers with our Unified Continuity and Networking solutions. Currently, all of our products are sold on a recurring subscription basis and we rely on SMB demand to drive MSP purchases of our Unified Continuity and Networking solutions. Therefore, our success may require increasingly sophisticated and costly sales efforts to collaborate with MSP partners that may not result in additional sales. The rate at which our MSP partners purchase additional products and subscriptions depends on a number of factors, including the perceived need of SMBs for additional or alternative software and technology, including our offerings, as well as general economic conditions.

We rely on revenue from subscription offerings, and because we recognize revenue from subscription over the term of the relevant service period, downturns or upturns in sales of these subscription offerings are not immediately reflected in full in our operating results.

All of our products are sold on a recurring subscription basis, with over 90% of total revenue recurring. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including MSP partners’ and SMBs’ level of satisfaction with our products, subscriptions and customer support, the prices of our products and subscriptions, the prices of products and services offered by our competitors and reductions in our MSP partners’ and the SMBs’ spending levels. Accordingly, we must invest significant time and resources in providing ongoing value to our MSP partners and thereby indirectly to their SMB customers. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer. In addition, we recognize subscription revenue monthly over the term of the relevant service period, which is typically one to three years or monthly. As a result, a portion of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters.

Further, existing MSP partners may opt not to renew their subscriptions after the completion of their initial contract period. Our MSP partners have no obligation to renew their subscriptions for our products after the expiration of their subscription period. Our MSP partners’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction and their SMB customers’ level of satisfaction with our subscriptions and our support offerings, the frequency and severity of subscription outages, our product uptime or latency and the pricing of our, or competing, subscriptions. Additionally, some MSP partners may renew their subscriptions for month-to-month terms or on other terms that are less economically beneficial to us. If our efforts to sell additional products and subscriptions to and through the MSP partners are not successful or our MSP partners do not renew their subscriptions or renew them on less favorable terms, our revenues may grow more slowly than expected or decline.

Consequently, a decline in new or renewed subscription contracts in any one fiscal quarter may not be fully or immediately reflected in revenue in that fiscal quarter and could negatively affect our revenue in future fiscal quarters. Also, it is difficult for us to rapidly increase our subscription revenue through additional subscription sales in any period, as revenue from new and renewal subscription contracts must be recognized over the applicable service period.

We depend on growth in the SMB IT market, and lack of growth or contraction in this market could have a material adverse effect on our sales and financial condition.

Demand for SMB IT is linked to growth in the amount of data generated and stored, demand for data retention and management (whether as a result of regulatory requirements or otherwise) and demand for and adoption of new storage devices and networking technologies. Because our software, solutions and hardware are concentrated within SMB IT, if the demand for unified continuity, networking or business management solutions declines or develops more slowly than we expect, our sales, results of operations and financial condition would be materially adversely affected. Segments of the IT services industry have in the past experienced significant economic downturns. The occurrence of any of these factors in the data and information management software market could materially adversely affect our sales, results of operations and financial condition.

Furthermore, the SMB IT market is dynamic and evolving. Our future financial performance will depend in large part on continued growth in the number of SMBs adopting IT management software for their computing environments through our MSP partners. The SMB IT market may not continue to grow at historic rates, or at all. If this market fails to grow or grows more slowly than we currently anticipate, our sales and results of operations could be adversely affected.

We have experienced substantial growth in recent years, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of MSP partner satisfaction or adequately address competitive challenges, and our financial performance may be adversely affected.

Our business has rapidly grown, which has resulted in large increases in our number of employees, expansion of our infrastructure, new internal systems and other significant changes and additional complexities. We increased our total number of employees to 1,653 as of June 30, 2020 from 1,444 as of December 31, 2018. While we intend to further expand our overall business, partner base and number of employees, our historical growth rate is not necessarily indicative of the growth that we may achieve in the future. The growth in our business generally and our management of a growing workforce and MSP partner base geographically dispersed across the United States and internationally will require substantial management effort, infrastructure and operational capabilities. To support our growth, we must continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. We will also have to anticipate the necessary expansion of our relationship management, implementation, customer service and other personnel to support our growth and achieve high levels of customer service and satisfaction. Our success will depend on our ability to plan for and manage this growth effectively. If we fail to anticipate and manage our growth or are unable to provide high levels of customer service, our reputation, as well as our business, results of operations and financial condition, could be harmed.

Because our long-term success depends on our ability to operate our business internationally and increase sales of our products to MSP partners located outside of the United States, our business is susceptible to risks associated with international operations.

We have international operations in Australia, Canada, China, Denmark, Germany, the Netherlands, Singapore and the United Kingdom. We also expect to continue to expand our international operations for the foreseeable future. The continued international expansion of our operations requires significant management attention and financial resources and results in increased administrative and compliance costs. Although we continue to develop strategies to address international markets, our limited experience in operating our business in certain regions outside the United States increases the risk that our expansion efforts into those regions may not be successful. These risks include, but are not limited to:

•	fluctuations in currency exchange rates (which we hedge only to a limited extent at this time);

•

the complexity of, or changes in, foreign regulatory requirements, including more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•	difficulties in managing the staffing of international operations, including compliance with local labor and employment laws and regulations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems, overlapping tax regimes, restrictions on the repatriation of earnings and changes in tax rates;

•	dependence on MSP partners to increase customer acquisition or drive localization efforts;

•	the burdens of complying with a wide variety of foreign laws and different legal standards;

•	the need to adapt and localize our products for specific countries;

•	increased financial accounting and reporting burdens and complexities;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	longer sales cycles;

•	political, social and economic instability abroad;

•	terrorist attacks and security concerns in general;

•	reduced or varied protection for intellectual property rights in some countries; and

•	the risk of U.S. regulation of foreign operations.

The occurrence of any one of these risks or other risks that we may not be able to anticipate could negatively affect our international business and, consequently, our operating results. We cannot be certain that the investment and additional resources required to establish, acquire or integrate operations in other countries will produce desired levels of revenue or profitability. If we are unable to effectively manage our expansion into additional geographic markets, our financial condition and results of operations could be harmed.

In particular, we operate much of our research and development activities internationally and outsource a portion of the coding and testing of our products and product enhancements to contract development vendors. These activities take place in a variety of locations, including China, the United Kingdom, Germany and Denmark. We believe that performing research and development in our international facilities and supplementing these activities with our contract development vendors enhances the efficiency and cost-effectiveness of our product development. If we experience problems with our workforce or facilities internationally, we may not be able to develop new products or enhance existing products in a cost-efficient and effective alternate manner.

We are monitoring developments related to the U.K.’s 2016 referendum in which U.K. voters approved Brexit. The United Kingdom officially exited the European Union on January 31, 2020. However, pursuant to the formal withdrawal agreements between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020 (the “Transition Period”), during which E.U. rules will continue to apply. The potential effects of Brexit on our business will depend upon any agreements the United Kingdom makes to retain access to E.U. markets either during the Transition Period or more permanently and negotiations are ongoing. Since we have operations in the United Kingdom and Europe, Brexit could potentially have corporate structural consequences, adversely change tax benefits or liabilities and disrupt some of the markets and jurisdictions in which we operate. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which E.U. laws to replace or replicate.

Volatility in the global economy could adversely impact our continued growth, results of operations and our ability to forecast future business.

As our business has expanded globally, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. Uncertainty in the macroeconomic environment and associated global economic conditions have resulted in volatility in credit, equity, debt and foreign currency markets as well as government budgets worldwide.

These global economic conditions can result in slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. There has also been increased volatility in foreign exchange markets. These factors make it difficult for our MSP partners, our vendors and us to accurately forecast and plan future business activities. In addition, these factors could cause our MSP partners to slow or defer spending on our solutions, which would delay and lengthen sales cycles and negatively affect our results of operations. If such conditions deteriorate or if the pace of economic recovery is slower or more uneven, our results of operations could be adversely affected, we may not be able to sustain the growth rates we have experienced recently, and we could fail to meet the expectations of stock analysts and investors, which could cause the price of our common stock to decline.

We continue to invest in our business in the European and Asia-Pacific regions. There are significant risks with overseas investments and growth prospects in these regions. Increased volatility or declines in the credit, equity, debt and foreign currency markets in these regions could cause delays in or cancellations of orders. Deterioration of economic conditions in the countries in which we do business could also cause slower or impaired collections on accounts receivable. In addition, we could experience delays in the payment obligations of our MSP partners if they experience weakness in the SMB market, which would increase our credit risk exposure and harm our financial condition.

Most of our revenue is generated by sales through our MSP partners, and if these MSP partners fail to perform, our ability to sell and distribute our products and subscriptions will be very limited, and our operating results will be harmed.

Most of our revenue is generated by sales through our MSP partners. We provide our MSP partners with training materials and programs to assist them in selling our products and subscriptions, but there can be no assurance that these steps will be utilized or effective. Even following an effective onboarding of an MSP partner that understands our products and how to manage them on behalf of their SMB customers, it may take several months or more for a new MSP partner to achieve productivity. In addition, our MSP partners may be unsuccessful in marketing, selling and supporting our products and subscriptions and can cease marketing or reselling our solutions at any time with limited or no notice. We may not be able to incentivize these MSP partners to sell our products and subscriptions to SMBs. A substantial number of our agreements with our MSP partners are non-exclusive such that those MSP partners may offer customers the solutions of several different companies, including solutions that compete with ours. These MSP partners may also have incentives to promote our competitors’ products and may devote more resources to the marketing, sales and support of competitive products. Our agreements with our MSP partners may generally be terminated for any reason by either party upon the expiration of the applicable annual or monthly subscription period, subject to compliance with the notice requirements set forth in the applicable agreement.

We cannot be certain that we will retain these MSP partners or that we will be able to secure additional or replacement MSP partners. We also cannot be certain that our MSP partners will retain their SMB customers to which they resell our products. Our MSP partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our MSP partners misrepresent the functionality of our products, improperly market our products or subscriptions to SMB customers or violate laws or our corporate policies. Because our MSP partners market our products without our direct oversight, any misrepresentation or inappropriate marketing of our products or solutions by our MSP partners may cause SMB customers to be disappointed in our products or cause end-users to seek redress or assistance from us directly. If we fail to effectively manage our sales channels or MSP partners, our ability to sell our products and subscriptions and operating results will be harmed.

Our business could be materially and adversely affected as a result of natural disasters, terrorism or other catastrophic events.

Datto’s business relates to helping businesses recover in the wake of disaster by providing full image-based backup, virtualization and restore of a SMB’s full environment, as well as software as a service, or SaaS, application backup and restore and network monitoring and management. However, any economic failure or other material disruption caused by natural disasters, including fires, floods, hurricanes, earthquakes and tornadoes, power loss or shortages, environmental disasters, telecommunications or business information systems failures or break-ins and similar events could still adversely affect our ability to conduct business. If such disruptions result in cancellations of orders or contribute to a general decrease in economic activity or corporate spending on IT, or impair our ability to meet our MSP partner demands, our operating results and financial condition could be materially adversely affected. Additionally, if such disruptions were to occur within the Datto data centers and caused us to be unable to provide our continuity services, our business and operations would be materially adversely affected.

The ability to recruit, retain and develop key employees and management personnel is critical to our success and growth, and our inability to attract and retain qualified personnel could harm our business.

Our business requires certain expertise and intellectual capital, particularly within our management team. We rely on our management team in the areas of operations, research and development, information security, marketing, sales, support and general and administrative functions. We are also dependent on the continued service of our existing software engineers because of the complexity of our products. Our management team and other key personnel could terminate their employment with us at any time. The loss of one or more of our management team could have a material adverse effect on our business.

For us to compete successfully and grow, we must retain, recruit and develop key personnel who can provide the needed expertise for our industry, MSP partners and products, particularly with respect to engineering and sales. As we move into new geographic areas, we will need to attract, recruit and retain qualified personnel in those locations. In addition, acquisitions could cause us to lose key personnel of the acquired businesses. The market for qualified personnel is competitive and we may not succeed in recruiting additional key personnel or may fail to effectively replace current key personnel who depart with qualified or effective successors. We believe that replacing our key personnel with qualified successors is particularly challenging as we feel that our business model and approach to marketing and selling our products are different than those of our competitors. Any successors that we hire from outside of the Company, in particular, sales representatives, would likely be unfamiliar with our business model and may therefore require significant time to understand and appreciate the important aspects of our business or fail to do so altogether. Our effort to retain and develop personnel may also result in significant additional expenses, including stock-based compensation expenses, which could adversely affect our results of operations. New regulations and volatility or lack of performance in our stock price could also affect the value of our equity awards, which could affect our ability to attract and retain our key employees. We have made significant changes, and may make additional changes in the future, to our management team and other key personnel. We cannot provide assurances that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business.

If we do not accurately predict, prepare for and respond promptly to rapidly evolving technological and market developments to meet changing end-user needs in the SMB IT market and the corresponding needs of MSPs, our competitive position and prospects will be harmed.

The SMB IT market has grown quickly and is expected to continue to evolve rapidly. Moreover, many of our users operate in markets characterized by rapidly changing technologies and business plans, which require them to adopt increasingly complex networks, incorporating a variety of hardware, software applications, operating systems and networking protocols. Our long-term growth depends on our ability to continually enhance and improve our existing products and develop or acquire new products that address the common problems encountered by technology professionals on a daily basis in an evolving IT services market. If we fail to accurately predict the changing needs of SMBs or MSPs and emerging technological trends in the SMB IT market, including in the areas of unified continuity, networking and business management, our business and operating results could be harmed. In particular, our continuity solutions represent a significant source of our revenue and any decrease in demand for these solutions due to competitors’ technologies or changing SMB needs would adversely impact our revenue and operating results.

The technology in our software solutions and hardware is especially complex because it needs to effectively enable MSPs to address and solve critical workflow and operational challenges of SMBs and to do so remotely and quickly with multiple SMB customers. Additionally, some of our new products’ features and related enhancements may require us to develop new hardware architectures that involve complex, expensive and time-consuming research and development processes. The development of our software, solutions and hardware is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new features. If we experience unanticipated delays in the availability of new products, features and subscriptions, and fail to meet partner expectations for such availability, our competitive position and business prospects will be harmed.

Additionally, we must commit significant resources to developing new features before knowing whether our investments will result in products, subscriptions and features the market will accept. The development and introduction of new solutions involves a significant commitment of time and resources and are subject to a number of risks and challenges including but not limited to lengthy development cycles, evolving industry standards and technological developments by our competitors and partners, evolving platforms, operating systems and hardware products, related product and service interoperability challenges, entering into new or unproven markets, trade compliance difficulties and obtaining sufficient licenses to technology and technical access to operating system software. The success of new features depends on several factors, including appropriate new product definition, differentiation of new products, subscriptions and features from those of our competitors, and market acceptance of these products, subscriptions and features. Moreover, successful new product introduction and transition depends on a number of factors including our ability to manage the risks associated with new product production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory, the availability of products in appropriate quantities and costs to meet anticipated demand and the risk that new products may have quality or other defects or deficiencies, especially in the early stages of introduction.

There can be no assurance that we will successfully identify opportunities for new products and subscriptions, develop and bring new products and subscriptions to market in a timely manner or achieve market acceptance of our products and subscriptions, or that products, subscriptions and features developed by others will not render our products, subscriptions, features or technologies obsolete or noncompetitive. The increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing for both our on-premise and cloud-based offerings, as well as overall demand for our on-premise software and service offerings, which could reduce our revenues and harm our results of operations. Specifically, our Unified Continuity business line may be adversely affected by technological advances that allow similar services to be effectively provided through the public cloud, which could drastically reduce the demand for on-premise backup solutions. Currently, our on-premise offerings provide backup recovery services and response times that greatly exceed the offerings that can be provided by solely cloud-based providers. We are able to provide these superior services in part due to the physical on-premise location of the devices that enable many of our business continuity and disaster recovery, or BCDR, solutions. Currently, the cloud technology cannot compete with our BCDR services due to transmission constraints and cost factors, as well as lack of control over data in the public cloud. However, if competitors were to develop affordable public cloud-based technologies that could provide similar BCDR response times and services, these competitors could replace the need for our hybrid on-premise offerings and solutions. If this public cloud-based technology were to develop and be offered to the market and we did not adequately adapt our own offerings, we would face the risk of MSPs and SMBs choosing our competitors’ cloud-based offerings in lieu of our offerings.

If Microsoft or Google were to restrict access to the application programming interfaces, or APIs, we rely on in order to back up Microsoft 365 and G Suite, it could harm our operating results.

We work with Microsoft and Google to make efficient use of Microsoft 365 and Google G Suite APIs in order to efficiently consume data and restore services. If Microsoft or Google were to make these APIs (or similar APIs for successor products) unavailable to companies like Datto, we would not have an alternate solution to backup Microsoft 365 and G Suite. As a result, our operating results and revenue may be harmed if MSPs decline to renew their subscriptions with us due to our inability to backup Microsoft 365 and G Suite.

We invest in research and development activities in both the short and long term, and these investments may achieve delayed, or lower than expected, benefits which could harm our operating results.

While we continue to focus on managing our costs and expenses, we also continue to invest significantly in research and development activities, in both the short and long term, as we focus on organic growth through internal innovation across each of our product offerings. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position, and that the level of these investments will increase in future periods. We recognize the costs associated with these research and development investments earlier than the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

Because we depend on manufacturing partners to build and ship components of our products, we are susceptible to manufacturing and logistics delays and pricing fluctuations that could prevent us from shipping orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and loss of our MSP partner relationships.

We depend on manufacturing partners as manufacturers for physical components of our product lines. Our reliance on these manufacturing partners for our hardware products and servers built for the private Datto cloud platform, or the Datto Cloud, reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, product supply, timing and transportation risk. Our products are manufactured by our manufacturing partners at facilities located in, but not limited to, the United States, China, the Czech Republic, Japan, Taiwan and Thailand. Some of the components in our products are sourced either through a network of distributors or directly by us from component suppliers outside the United States. The portion of our products that are sourced outside the United States may subject us to additional logistical risks or risks associated with complying with local rules and regulations in foreign countries. Significant changes to existing international trade agreements could lead to sourcing or logistics disruption resulting from import delays or the imposition of increased tariffs on our sourcing partners. For example, the United States and Chinese governments have each enacted, and discussed potential, import tariffs. These tariffs, depending on their ultimate scope and how they are implemented, could negatively impact our business by increasing our costs. Each of these factors could severely impair our ability to fulfill orders.

In addition, we are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, to diligence, disclose and report whether or not our products contain minerals originating from the Democratic Republic of the Congo and adjoining countries, or conflict minerals. Although the SEC has provided guidance with respect to a portion of the conflict minerals filing requirements that may somewhat reduce our reporting practices, we have incurred and expect to incur additional costs to comply with these disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of semiconductor devices or other components used in our products. We may also encounter MSPs or SMBs who require that all of the components of our products be certified as conflict free. If we are not able to meet this requirement, such parties may choose not to purchase our products.

Our manufacturing partners typically fulfill our supply requirements on the basis of individual purchase orders. We generally do not have long-term contracts with these manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements and the prices we pay for manufacturing services could be increased on short notice. If we are required to change manufacturing partners, our ability to meet our scheduled product deliveries to our end-users could be adversely affected, which could cause the loss of sales to existing or potential end-users, delayed revenue, a strain upon our relationship or termination with the MSP partners who market our products, or an increase in our costs which could adversely affect our gross margins. Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages or quality problems, at one of our manufacturing partners would negatively affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Managing the supply of our products and product components is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Our manufacturing partners procure components and build our products based on our forecasts, and we generally do not hold inventory for a prolonged period of time. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analyses from our sales and product management organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and non-returnable.

Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage supply of our products and product components. If we ultimately determine that we have excess supply, we may have to reduce our prices and write-down inventory, which in turn could result in lower gross margins. If our actual component usage and product demand are lower than the forecast we provide to our manufacturing partners, we accrue for losses on manufacturing commitments in excess of forecasted demand. Alternatively, insufficient supply levels may lead to shortages that result in delayed product revenue or loss of sales opportunities altogether as potential MSP partners turn to competitors’ products that are readily available. If we are unable to effectively manage our supply and inventory, our operating results could be adversely affected.

Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our end-users and may result of in the loss of sales or a loss of MSP partner relationships.

Our products rely on key components, including our networking hardware such as access points, switches and routers, which our manufacturing partners purchase on our behalf from a limited number of component suppliers. The manufacturing operations of some of our component suppliers are geographically concentrated in Asia and elsewhere, which makes our supply chain vulnerable to regional disruptions, such as natural disasters, fire, political instability, civil unrest, a power outage or a localized health risk, and as a result could impair the volume of components that we are able to obtain.

Further, we do not have volume purchase contracts with any of our component suppliers, and they could cease selling to us at any time. If we are unable to obtain a sufficient quantity of these components in a timely manner for any reason, sales of our products could be delayed or halted or we could be forced to expedite shipment of such components or our products at dramatically increased costs. Our component suppliers also change their selling prices frequently in response to market trends, including industry-wide increases in demand, and because we do not have volume purchase contracts with these component suppliers, we are susceptible to price fluctuations related to raw materials and components and may not be able to adjust our prices accordingly. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or sales opportunities.

If we are unable to obtain a sufficient volume of the necessary components for our products on commercially reasonable terms or the quality of the components do not meet our requirements, we could also be forced to redesign our products and qualify new components from alternate component suppliers. The resulting stoppage or delay in selling our products and the expense of redesigning our products could result in lost sales opportunities and damage to partner relationships, lawsuits and subject us to unclear liabilities and limits, which would adversely affect our business and operating results.

Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our MSP partners, and the failure to offer high-quality technical support services could have a material adverse effect on our MSP partners’ or their SMB customers’ satisfaction with our products and subscriptions, our sales and our operating results, thereby causing MSP partners to purchase less of our products and subscriptions.

After our products and subscriptions are deployed within its network, an SMB depends on our MSP partners’ technical support services to resolve any issues relating to our products and realize the full benefits that our offerings provide. Although we make available to our MSP partners training materials in relation to our products, and we provide substantial customer support to our MSP partners to troubleshoot technical issues, SMB customers may not be satisfied with the service provided by our MSP partners. Our MSP partners often provide similar technical support for third-parties’ products, and may therefore have fewer resources to dedicate to the support of our products and subscriptions. If we or our MSP partners do not effectively assist our SMB customers in deploying our products and subscriptions, succeed in helping the SMB customers quickly resolve post-deployment issues or provide effective ongoing support, our ability to renew and expand our subscriptions with existing MSP partners would be adversely affected and our reputation with potential MSP partners could be damaged. Additionally, if our MSP partners do not effectively provide support to the satisfaction of their SMB customers, we may be required to provide direct support to such customers, which would require us to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts. As a result, our ability and the ability of our MSP partners to provide adequate and timely support to their SMB customers will be negatively impacted, and customers’ satisfaction with our products and subscriptions will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping our support resources, our sales productivity will be negatively impacted, which would harm our revenues. Our failure or our MSP partners’ failure to provide and maintain high-quality support services could have a material adverse effect on our business, financial condition and operating results.

Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.

Our products and subscriptions contain software modules licensed to us by third-party authors under “open source” licenses. Some open source licenses contain requirements that we make available applicable source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products or subscriptions with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor and are mindful of our use of open source software to avoid subjecting our products and subscriptions to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products and subscriptions. From time to time, there have been claims against companies that distribute or use open source software in their products and subscriptions, asserting that open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products and subscriptions on terms that are not economically feasible, to reengineer our products and subscriptions, to discontinue the sale of our products and subscriptions if reengineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that our processes for controlling our use of open source software in our products and subscriptions will be effective.

If we fail to meet contractual commitments related to response time, service level commitments relating to our business management tools or quality of professional services, we could be obligated to provide credits for future service, or face contract termination, which could adversely affect our business, operating results and financial condition.

Certain of our agreements contain service level agreements for our business management tools, under which we guarantee specified availability of our products and solutions. If we are unable to meet the stated service level commitments to our partners or suffer extended periods of unavailability of our products or solutions, we may be obligated to provide affected partners with service credits or partners could elect to terminate and receive refunds for prepaid amounts. Any failure to meet these contractual commitments could adversely affect our revenue, operating results and financial condition and any failure to meet service level commitments or extended service outages of our product offerings could adversely affect our business and reputation as partners may elect not to renew and we could lose future sales.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other similar claims and losses.

Our agreements with MSP partners and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement or similar intellectual property rights claims, damages caused by us to property or persons or other liabilities relating to or arising from the use of our hardware, software or services or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. As we continue to grow, the possibility of infringement claims and other intellectual property rights claims against us may increase. For any intellectual property indemnification claim against us or our partners, we may incur significant legal expenses and may have to pay damages, settlement fees, license fees and/or stop using technology found to be in violation of the third party’s rights. Large indemnity payments could harm our business, results of operations and financial condition. We may also have to seek a license for the infringing (or violative) or allegedly infringing (or violative) technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver certain products. As a result, we may also be required to develop alternative non-infringing (or non-violative) technology, which could require significant effort and expense and/or cause us to alter our hardware or software, which could negatively affect our business.

From time to time, MSP partners may require us to indemnify or otherwise be liable to them. Although we normally contractually limit our liability with respect to such obligations, the existence of such a dispute may have adverse effects on our partner relationship and reputation and we may still incur substantial liability related to them.

Any assertions by a third party, whether or not successful, with respect to such indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that partner and other current and prospective partners, reduce demand for our platform and harm our brand, business, results of operations and financial condition.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risk that we will not be successful.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. We were founded in 2007, with much of our growth occurring in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets, including our ability to achieve broad market acceptance of our products and services, attract additional MSP partners, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for our products and services, our operating and financial results could differ materially from our expectations and our business could suffer.

Acquisitions present many risks that could have a material adverse effect on our business and results of operations.

In order to expand our business, we have made several acquisitions and expect to continue acquiring or investing in businesses, joint ventures, products and platform capabilities or technologies that we believe could complement or expand our offerings, enhance our technical capabilities or otherwise offer growth opportunities. The success of our future growth strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. Acquisitions are inherently risky, and any acquisitions we complete may not be successful. Our past acquisitions and any mergers and acquisitions that we may undertake in the future involve numerous risks, including, but not limited to, the following:

•	diversion of our management’s attention from normal daily operations of our business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	our dependence on unfamiliar affiliates, resellers, distributors and partners of the companies we acquire;

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our inability to increase revenue from an acquisition for a number of reasons, including our failure to drive demand in our existing partner base for acquired products and our failure to obtain maintenance renewals or upgrades and new product sales from customers of the acquired businesses;

•	charges to our operating results from expenses incurred to effect the acquisition;

•	increased costs related to acquired operations and continuing support and development of acquired products;

•	changes in the fair value of any contingent consideration;

•	charges to our operating results due to duplicative pre-merger activities;

•	costs incurred to combine the operations of companies we acquire, such as transitional employee expenses and employee retention or relocation expenses;

•	potential loss of key employees of the companies we acquire;

•	our responsibility for the liabilities of the businesses we acquire;

•	identification of, or changes to, assumed contingent liabilities;

•	charges to our operating results due to the expensing of certain stock awards assumed in an acquisition;

•	potential goodwill and intangible asset impairment charges, including a reduction in the useful lives of intangible assets acquired, and amortization associated with acquired businesses;

•	long-lived asset impairment charges;

•	adverse tax consequences associated with acquisitions;

•	changes in how we are required to account for our acquisitions under U.S. generally accepted accounting principles, including arrangements that we assume from an acquisition;

•	potential negative perceptions of our acquisitions by partners, financial markets or investors;

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failure to obtain required approvals from governmental authorities under competition and antitrust laws on a timely basis, if at all, which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;

•	potential increases in our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition; and

•	our inability to apply and maintain our internal standards, controls, procedures and policies to acquired businesses.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves or require us to incur additional debt under our credit agreements or otherwise. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will experience ownership dilution.

Additionally, when we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired at their acquisition date fair values. Any residual purchase price is recorded as goodwill, which is also generally measured at fair value. We also estimate the fair value of any contingent consideration. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are uncertain and involve significant judgments by management.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or substantially concurrent acquisitions. Changes to our operating results in any given period could differ substantially from other periods based on the timing and size of our acquisitions and the extent of integration activities.

Our operating margins and cash flows from operations could fluctuate as we make further expenditures to expand our operations in order to support additional growth in our business.

We have made significant investments in our operations to support additional growth, such as hiring substantial numbers of new personnel, investing in new facilities, acquiring other companies or their assets and establishing and broadening our international operations in order to expand our business. We have made substantial investments in recent years to increase our sales and marketing operations in Europe, the Middle East and Africa, or EMEA, and the Asia-Pacific, or APAC, regions and expect to continue to invest to grow our international sales and global brand awareness. We have made multiple acquisitions in past years and expect these acquisitions will continue to increase our operating expenses in future periods. These investments may not yield increased revenue, and even if they do, the increased revenue may not offset the amount of the investments. We also expect to continue to pursue acquisitions in order to expand our presence in current markets or new markets, many or all of which may increase our operating costs more than our revenue. As a result of any of these factors, our operating income could fluctuate and may continue to decline as a percentage of revenue relative to our prior annual periods.

Our software, website, hardware, hosted and internal systems may be subject to intentional or accidental disruption or penetration from external attackers or insiders that could adversely impact our reputation and future sales. If our end-users or third-party service providers experience data losses, security incidents and breaches via our products or solutions, our brand, reputation and business could be harmed.

Our MSP partners rely on our archiving and other solutions to protect, transfer or store the corporate data of their SMB customers, which may include financial records, credit card information, business information, health information, other personally identifiable information or other sensitive personal information. Due to the nature of our business and our storage of this sensitive data, we have previously and could be in the future a target of, or subject to, a wide variety of attacks or security incidents. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, trojans, worms and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks our internal systems and our MSP partners’ systems, as well as the virtualized systems of our MSP partners and the information that those systems store and process. We could also experience security incidents due to the non-malicious but incorrect actions (or inactions) of our employees or business partners that could affect our security.

Despite significant efforts to create barriers to such security threats, it is virtually impossible for us to entirely mitigate these risks, especially where they are attributable to the behavior of independent third parties beyond our control. The security measures we have implemented or integrated into our internal systems and networks, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect us against certain attacks. Furthermore, the relative cost and operational requirements associated with maintaining such barriers may increase in the future. We are also subject to additional data security requirements relating to our acceptance of credit card and debit card payments. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments.

Experienced computer hackers may attempt to penetrate our infrastructure or applications due to inadequate security posture or ineffective controls (i.e. missing patches, technology failures, etc.) or to trick our employees into taking actions that compromise our security (such as via phishing or business email compromise attacks) in order to misappropriate proprietary information and/or cause interruptions of our services and/or expose perceived security vulnerabilities. It is also possible that systems may be disrupted or our sensitive information or the information of our SMBs might be exposed due to malfeasance or errors by employees or contractors.

In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored, or through which data is transmitted, change frequently and generally are not recognized until launched against a target. As a result, it may not be possible for us to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our systems and networks and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in systems, network or data security. If an actual or perceived breach of network security occurs as a result of third-party action, including cyber-attacks or other intentional misconduct by computer hackers, error or malfeasance by insiders, or otherwise, it could adversely affect the market perception of our company and our solutions, reduce demand for our solutions, cause a significant number of our MSP partners to terminate their monthly subscriptions and thereby cause significant revenue loss and may expose us to data loss, litigation and possible liability including fines, penalties and damages. In addition, such a security breach could impair our ability to operate our business, including our ability to provide support services to our MSP partners.

Third parties may attempt to fraudulently induce employees, contractors or partners into disclosing sensitive information such as usernames, passwords or other information. Third parties may also compromise the security of our internal electronic systems, networks and/or physical facilities or those of our partners, in order to gain access to our data or the data of our MSP partners or their SMB customers. Our MSP partners may also disclose or lose control of their API keys, secrets or passwords, or use the same or similar secrets or passwords on third-parties’ systems, which could lead to unauthorized access to their accounts (arising from, for example, an independent third-party data security incident that compromises those API keys, secrets or passwords). Through such means, as well as others, our MSP partners or their SMB customers may experience a data loss and/or breach in their own IT infrastructure and a number of our Unified Continuity partners do not adhere to security best practices (i.e. have secondary replication enabled, etc.) such that the data they back up could be destroyed or compromised if the physical device they possess is directly impacted by the loss and/or breach event.

Security breaches impacting us could result in a risk of loss, unavailability or unauthorized disclosure of sensitive SMB customer information, which, in turn, could lead to significant legal and financial exposure, regulatory or government audits and investigations and possible liability (including regulatory fines), a loss of confidence in our security, interruptions or malfunctions in our operations. Ultimately, any of these consequences could have a negative impact on our ability to attract new MSP partners and to grow or maintain our revenue. Specifically, loss of confidence in our operations and products may cause a significant portion of our MSP partners to terminate their monthly subscriptions, thereby causing a significant decrease in revenue. Furthermore, any such breach, including a breach of the systems or networks of our third-party suppliers or integrators, could compromise our systems or networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our networks, or the networks of our MSP partners, and the information stored on our network or the networks of our partners could be accessed, publicly disclosed, altered, lost or stolen, which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, of our systems or networks or the systems of our partners, whether or not any such breach is due to our vulnerability, may also undermine confidence in us or our industry and result in damage to our reputation, negative publicity, loss of partners and sales, increased costs to remedy any problem and costly litigation or regulatory fines.

Our insurance coverage, covering certain security and privacy damages, may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages. Defending a suit based on any data loss or system disruption, regardless of its merit, could be costly and divert management’s attention.

Defects, failures, vulnerabilities or lack of availability in our or our third-parties’ software, solutions, infrastructure and hardware could harm our reputation, reduce the sales of our solutions and expose us to liability for losses.

Because our software, solutions, infrastructure and hardware are complex, undetected errors, failures or bugs may occur, especially when new software, solutions, infrastructure and hardware are first introduced or when new versions or updates are released, or when we introduce an acquired company’s solutions or services, despite our efforts to test those solutions and enhancements prior to release. This includes not only vulnerabilities that are specific to our software, solutions, infrastructure and hardware, but also vulnerabilities that impact the third-party or open source software that we use or the hardware that we rely on. In addition, to the extent that we do not effectively address capacity constraints, upgrade our infrastructure and systems as needed, our business, financial condition and results of operations may be adversely affected. We may not be able to correct defects, errors, vulnerabilities or failures promptly, or at all.

Any defects, errors, vulnerabilities or failures in our software, solutions, infrastructure and hardware or in third-party software, solutions, infrastructure or hardware that we rely on could result in:

•	expenditure of significant financial and development resources in efforts to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential partners or loss of partner confidence, including a widespread loss of partners simultaneously;

•	loss or disclosure of our SMB customers’ confidential information or the inability to access such information;

•	loss of our proprietary technology;

•	our solutions being susceptible to hacking or electronic break-ins or otherwise failing to secure data;

•	delayed or lost revenue, particularly in relation our BCDR solutions, which comprise a significant portion of our revenue;

•	delay or failure to attain market acceptance;

•	lost market share;

•	negative publicity, which could harm our reputation; or

•	litigation, regulatory inquiries or investigations that would be costly and harm our reputation.

In particular, because we utilize various types of software and other technology, as well as intellectual property rights, licensed from unaffiliated third parties in order to provide and improve certain elements of our solutions, any errors or defects in any third-party technology could result in errors in our solutions that could harm our business. In addition, licensed technology and intellectual property rights may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements for the third-party technology we use, any loss of the right to use any of this technology on commercially reasonable terms, or at all, could result in delays in producing or delivering our solutions until equivalent technology is identified and integrated, which delays could harm our business. In this situation we would be required to either redesign our solutions to function with software available from other parties or to develop these components ourselves, which would result in increased costs. Furthermore, we might be forced to limit the features available in our current or future solutions. If we fail to maintain or renegotiate any of these technology or intellectual property licenses, we could face significant delays and diversion of resources in attempting to develop similar or replacement technology, or to license and integrate a functional equivalent of the technology. Our ability to effectively manage our business depends significantly on our information systems and platforms provided by third parties, including Netsuite and Amazon. If we are unable to maintain our current relationships with these service providers, there is no assurance that we will be able to locate replacements on a timely basis or on acceptable terms. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them, or a breach in security of these systems, could materially adversely affect the efficiency of our business and operations.

Limitation of liability provisions in our standard terms and conditions and our other agreements may not adequately or effectively protect us from any claims related to defects, errors, vulnerabilities or failures in our solutions or those of the third-parties we rely on, including as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries.

The material stored on our servers may subject us to negative publicity, legal liability and expenditures.

We are not aware of the contents of the data that MSP partners store using our solutions, including our BCDR products. Our BCDR products operate by taking a complete snapshot of operating systems, applications, emails and other content, which is then encrypted and transmitted to our servers. Our employees generally do not have access to view or monitor what is actually stored within this hybrid cloud solution. To the extent that sensitive, personally identifiable, illegal or controversial data is stored in our servers and that becomes known publicly, it may create negative publicity and cause us to incur legal expenses. In 2015, it was publicized that we had backed up a prominent federal government employee’s personal email account, which contained classified and sensitive emails. While we had no role in monitoring the content or source of data stored by the MSP partners, our involvement in the storage of the emails caused our executive officers and employees to divert time from running the day to day operations of the business in order to cooperate with federal agencies and resulted in some negative press. Furthermore, because we do not monitor the data, we cannot ensure that the usage of our solutions complies with the license terms of the end-users’ software. If their usage of our BCDR products causes them to violate these license terms, the software vendors make seek legal redress from us.

We have no intention to begin monitoring the contents or nature of the data that is being stored through our solutions. Accordingly, due to storage of sensitive, illegal or controversial material, we may face in the future reputational harm, or harm to our results of operations and financial condition loss of partners, legal proceedings or actions against us by government entities or others.

Interruptions or delays in services provided by our data centers or other third parties could impair the delivery of our service and harm our business.

Our continued growth depends on the ability of our partners to access our solutions 24 hours a day, seven days a week, without any meaningful interruption or degradation of service. We have in the past and may in the future experience disruptions, outages and other performance problems within our infrastructure and our third-party providers’ infrastructure, including:

•	cooling system failures that lead to the shutdown of our systems or the overheating of our servers, increasing the likelihood of hardware failures;

•	the physical relocation of servers to new facilities, which may cause infrastructure to be damaged, lost or stolen; or

•	data centers maintaining inadequate diversity among internet service providers, leading to redundant pathing and possible total facility outages.

We currently lease spaces from data center service providers in the United States, Canada, the United Kingdom, Germany, Iceland, Singapore and Australia, and our servers that are stored at these data centers form the basis of the Datto Cloud. In addition to relying on our data center service providers, we also rely on other third parties to maintain our cloud infrastructure and deploy our solutions. Any damage to, or failure or disruption of, the systems of our data centers, including from cyber-attacks, natural disasters, fires, floods, telecommunications failures, power loss or other similar events beyond our control, could result in interruptions to our service or our ability to successfully restore an end-user’s data when needed. The failure of our data centers to meet our capacity requirements could result in interruptions in the availability of our solutions, impair the functionality of our solutions or impede our ability to scale our operations. Additionally, due to the uncertainty of Brexit, there may occur mass requests for data migrations or service cancellations relating to our data centers in the United Kingdom. Any failure to meet these service requests or a public mass cancellation of our data center services in the United Kingdom could cause reputational harm and harm to our business.

As we continue to add data centers, restructure our data management plans and increase capacity in existing and future data centers, we may move or transfer our data and our partners’ data. Despite precautions taken during such processes and procedures, any unsuccessful data transfers may impair the delivery of our service, and we may experience costs or downtime in connection with the transfer of data to other facilities. Similarly, some of our solutions’ features run or depend on IT services run by third parties, such as data feeds or public clouds, and an extended failure of such services might materially and adversely impact our ability to provide our services to our partners. Furthermore, some of our sales and business operations depend in part on third-party IT service providers and if those services were to be unavailable for extended periods of time it might materially and adversely affect our ability to operate.

We also rely on bandwidth providers, Internet service providers, mobile networks and other third-party IT service providers to operate our business, and to deliver our solutions. If we lose the services of one or more of our bandwidth providers, or if these providers experience outages, for any reason, we could experience disruption in delivering our solutions or we could be required to retain the services of a replacement bandwidth provider. Our business also depends on our partners having high-speed access to the Internet in order to purchase our offerings online and obtain access to the Datto portal for MSP partners. Any Internet outages or delays could adversely affect our ability to provide our solutions to our partners.

Our operations rely heavily on the availability of electricity, which also comes from third-party providers. If we were to experience a major power outage or if the cost of electricity were to increase significantly, our operations and financial results could be harmed. If we or our data centers were to experience a major power outage, we or they would have to rely on back-up generators, which might not work properly or might not provide an adequate power supply during a major power outage. Such a power outage could result in a significant disruption of our business.

The occurrence of an extended interruption of our or third-party services for any reason could result in lengthy interruptions in our services or in the delivery of partners’ email and require us to provide service credits, refunds, indemnification payments or other payments to our partners, and could also result in the loss of partners.

If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others or ourselves, our products may become less competitive or obsolete and our results of operations would be harmed.

Our products must integrate with a variety of network, hardware and software platforms, including, specifically, new versions of Windows and new file systems such as ReFS, introduced by Microsoft, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. We believe a significant component of our value proposition to partners is the ability to optimize and configure our products to integrate with our systems and those of third parties. If we are not able to integrate our products in a meaningful and efficient manner, demand for our products could decrease and our business and results of operations would be harmed.

In addition, we have a large number of products, and maintaining and integrating them effectively requires extensive resources. Our continuing efforts to make our products more interoperative may not be successful. Failure of our products to operate effectively with future infrastructure platforms and technologies could reduce the demand for our products, resulting in partner dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our business and results of operations may be harmed.

Claims by others that we infringe or violate their proprietary technology or other rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

A number of companies in our industry hold a large number of patents and also protect their copyright, trade secret and other intellectual property rights, and companies in the networking and security industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they previously developed, have purchased or otherwise obtained. Many companies, including our competitors, may now, and in the future, have significantly larger and more mature patent, copyright, trademark and trade secret portfolios than we have, which they may use to assert claims of infringement, misappropriation and other violations of intellectual property rights against us. In addition, future litigation may involve non-practicing entities (also known as patent trolls) or other patent owners who have no relevant product offerings or revenue and against whom our own patents may therefore provide little or no deterrence or protection. As we face increasing competition and gain an increasingly higher profile, including as a result of becoming a public company, the possibility of intellectual property rights claims against us grows. Third parties, including but not limited to patent trolls, have asserted in the past and may in the future assert claims of infringement of intellectual property rights against us and these claims, even without merit, could harm our business, including by increasing our costs, reducing our revenue, creating partner concerns that result in delayed or reduced sales, distracting our management and technical experts from the running of our business and requiring us to cease use of important intellectual property. While we have managed to enter into release and settlement agreements with respect to intellectual property infringement or simliar lawsuits brought by and against us, we cannot be certain that the counterparties to these release and settlement agreements will abide by their obligations as set forth in these agreements. In addition, because patents can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our services. Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. Furthermore, because of the substantial amount of discovery required in connection with patent and other intellectual property rights litigation, there is a risk that some of our confidential information could be compromised by the discovery process.

If we are not successful in defending against third-party claims that arise, we could be required to pay substantial damages for past and future sales and/or licensing of our services, enjoined from making, using, selling or otherwise offering our services if a license or other right to continue selling our services is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms even if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, these lawsuits, and any other third-party infringement claims, could be costly and time-consuming, divert the attention of our management and key personnel from our business operations, deter MSP partners from selling or licensing our services and dissuade potential partners from purchasing our services, which would also materially harm our business. In addition, any public announcements of the results of any proceedings in these or other third-party infringement claims could be negatively perceived by industry or financial analysts and investors and could cause our stock price to experience volatility or decline. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations.

As the number of products and competitors in our market increases and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Our insurance may not cover intellectual property rights infringement claims or other claims related to violations of intellectual property rights. Third parties have in the past and may in the future also assert infringement or similar claims against our MSP partners, with whom our agreements may obligate us to indemnify against these claims. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such employees have divulged proprietary or other confidential information to us.

In the event that we fail to successfully defend ourselves against an infringement claim or similar intellectual property rights claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing (or non-violative) technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.

From time to time, the U.S. Supreme Court, other U.S. federal courts and the U.S. Patent and Trademark Appeals Board, and their foreign counterparts, have made and may continue to make changes to the interpretation of patent laws in their respective jurisdictions. We cannot predict future changes to the interpretation of existing patent laws or whether U.S. or foreign legislative bodies will amend such laws in the future. Any changes may lead to uncertainties or increased costs and risks surrounding the outcome of third-party intellectual property rights claims brought against us and the actual or enhanced damages, including treble damages, that may be awarded in connection with any such current or future claims and could have a material adverse effect on our business and financial condition.

Any of these events could materially and adversely harm our business, financial condition and results of operations.

We may become involved in other litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent and other intellectual property claims, commercial, product liability, employment, class action, whistleblower and other litigation and claims and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We believe our intellectual property is an essential asset of our business and our success and ability to compete depend in part upon protection of our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to establish and protect our intellectual property rights, all of which provide only limited protection. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and our patents, trademarks and copyrights may be held invalid or unenforceable. Moreover, we cannot assure you that any patents will be issued with respect to our currently pending patent applications in a manner that gives us adequate defensive protection or competitive advantages, or that any patents issued to us will not be challenged, invalidated or circumvented. We have filed for patents in the United States and in certain non-U.S. jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Moreover, we may need to expend additional resources to defend our intellectual property rights in these countries, and our inability to do so could impair our business or adversely affect our international expansion. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Additionally, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and to maintain issued patents. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, it could materially harm our business, operating results, financial condition and prospects.

We believe that our trademarks are integral to our business and our success in building our brand image and customer loyalty. We rely on trademark registrations and common law trademark rights to protect the distinctiveness of our brand and have registered, or have applied to register, those trademarks that we believe are important to our business with the United States Patent and Trademark Office. We cannot assure you that our applications will be approved or that these registrations will prevent imitation of our name or the infringement or other violation of our other intellectual property rights by others. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. Imitation of our name or website design in a manner that projects lesser quality or carries a negative connotation of our brand image could have a material adverse effect on our business, financial condition and results of operations.

We may not be effective in policing unauthorized use of our intellectual property rights, and even if we do detect infringements or other violations, litigation may be necessary to enforce our intellectual property rights. In addition, our intellectual property may be stolen, including by cybercrimes, and we may not be able to identify the perpetrators or prevent the exploitation of our intellectual property by our competitors or others. Protecting against the unauthorized use of our intellectual property rights, technology and other proprietary rights is expensive and difficult, particularly outside of the United States. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, either of which could harm our business, operating results and financial condition. Further, attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. The inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results, financial condition and prospects. Even if we are able to secure our intellectual property rights, we cannot assure you that such rights will provide us with competitive advantages or distinguish our services from those of our competitors or that our competitors will not independently develop similar technology, duplicate any of our technology or design around our patents.

Our ability to provide services to our partners depends on our partners’ continued high-speed access to the internet and the continued reliability of the internet infrastructure.

Our business depends on our MSP partners’ continued high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure. The future delivery of our solutions will depend on third-party internet service providers to expand high-speed internet access, to maintain a reliable network with the necessary speed, data capacity and security and to develop complementary solutions and services, including high-speed modems, for providing reliable and timely internet access and services. All of these factors are out of our control. To the extent that the internet continues to experience an increased number of users, frequency of use or bandwidth requirements, the internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any internet outages or delays could adversely affect our ability to provide services to our partners.

Currently, internet access is provided by telecommunications companies and internet access service providers that have significant and increasing market power in the broadband and internet access marketplace. In the absence of government regulation, these providers could take measures that affect their customers’ ability to use our products and services, such as attempting to charge their customers more for using our products and services. To the extent that internet service providers implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks, we could incur greater operating expenses and partner acquisition and retention could be negatively impacted. Furthermore, to the extent network operators were to create tiers of internet access service and either charge us for or prohibit our services from being available to our partners through these tiers, our business could be negatively impacted. Some of these providers also offer products and services that directly compete with our own offerings, which could potentially give them a competitive advantage.

If we are unable to sustain market recognition of and loyalty to our brand, or if our reputation were to be harmed, we could lose partners or fail to increase the number of our partners, which could harm our business, financial condition and operating results.

Given our market focus, maintaining and enhancing the “Datto” brand among MSPs is critical to our success. We believe that the importance of brand recognition and loyalty among MSPs will increase in light of increasing competition in our markets. We plan to continue investing substantial resources to promote our brand to MSPs, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater general recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain partners may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue. Additionally, if our MSP partners do not use or ineffectively use our solutions to serve their SMB customers, our reputation and ability to grow our business may be harmed.

Our solutions, as well as those of our competitors, are regularly reviewed in computer and business publications. Negative reviews, or reviews in which our competitors’ solutions and services are rated more highly than our solutions, could negatively affect our brand and reputation in the view of MSPs. From time-to-time, our partners express dissatisfaction with our solutions, including, among other things, dissatisfaction with our customer support, our billing policies and the way our solutions operate. If we do not handle partner complaints effectively, our brand and reputation may suffer, we may lose our partners’ confidence and they may choose not to renew their subscriptions. In addition, many of our MSP partners participate in online blogs about computers and internet services, and software and technology, including our solutions, and our success depends in part on our ability to generate positive feedback through such online channels where MSP partners seek and share information. If actions that we take or changes that we make to our solutions upset these MSP partners, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our solutions or billing practices could adversely impact our ability to attract and retain partners and our business, financial condition and operating results.

If we cannot maintain our corporate culture as we grow, our business may be harmed.

We believe that our corporate culture has been a critical component to our success and that our culture creates an environment that drives our employees and perpetuates our overall business strategy. We have invested substantial time and resources in building our team and we expect to continue to hire aggressively as we expand, including with respect to our international operations. As we grow and mature as a public company and grow internationally, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.

Foreign currency exchange rate fluctuations could harm our financial results.

We conduct significant transactions, including revenue transactions and intercompany transactions, in currencies other than the U.S. Dollar or the functional operating currency of the transactional entities. In addition, our international subsidiaries maintain significant net assets that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of currencies relative to the U.S. Dollar may impact our consolidated revenues and operating results due to transactional and translational remeasurement that is reflected in our earnings. It is particularly difficult to forecast any impact from exchange rate movements, so there is risk that unanticipated currency fluctuations could adversely affect our financial results or cause our results to differ from investor expectations or our own guidance in any future periods. In addition, the announcement of Brexit adversely impacted global markets, including currencies, and resulted in a decline in the value of the British pound, as compared to the U.S. Dollar and other currencies. Volatility in exchange rates and global financial markets is expected to continue due to a number of factors, including uncertainty surrounding Brexit and the recent political and economic uncertainty globally.

We are subject to fluctuations in interest rates.

Borrowings under our credit facilities are subject to variable rates of interest and expose us to interest rate risk. At present, we do not have any existing interest rate swap agreements, which involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, we may decide to enter into such swaps in the future. If we do, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.

Under Delaware law, our certificate of incorporation, our bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors and officers with respect to past, current and future investigations and litigation.

The scope of our indemnification obligations may be broader than the coverage available under our directors’ and officers’ liability insurance, or there may be insufficient coverage available. Further, in the event the directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them.

We cannot provide any assurances that future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover such claims. Further, should a coverage dispute arise, we may also incur significant expenses in relation to litigating or attempting to resolve any such dispute. Accordingly, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We have identified a material weakness in our internal control over financial reporting, resulting from control deficiencies identified in our IT general controls and process level controls. If we are unable to remediate this material weakness, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified a material weakness in our internal control over the financial statement close process. Specifically:

•	IT general controls

○	End-users are routinely making direct changes to data tables with limited logging/traceability;

○	Business process segregation of duties rule set has not been defined;

○	Segregation of duties conflicts are present in the IT processes (e.g. developer vs. production);

○	Documentation to evidence the performance of controls is not consistently retained;

○	Access to administrative roles and data is not restricted; and

○	System limitations may impair management’s ability to implement review/detective controls.

•	Process level controls

○	Controls identified do not thoroughly document the nature and extent of procedures performed;

○	We have not identified appropriate controls to ensure system-generated reports are complete and accurate;

○	We have not identified appropriate controls for relevant applications and tools used to initiate, process, record, or report financial information; and

○	We do not have sufficient review controls in place to ensure that material transactions are properly recorded.

These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute a material weakness.

We are working to remediate this material weakness through the development and implementation of processes and controls over the financial reporting process. Specifically:

•	Implementing IT general controls to manage access and program changes within our IT environment;

•	Replacing certain legacy IT systems that have inherent control limitations with SaaS tools that will support enhanced access and application controls;

•	Engaging external resources to assist with remediation efforts and internal control execution, as well as to provide additional training to existing personnel;

•	Hiring additional internal resources with appropriate knowledge and expertise to effectively operate financial reporting processes and internal controls; and

•	Implementing enhanced review procedures and analysis over the segregation of duties in IT systems.

While new controls are being designed and implemented, they have not operated for a sufficient period of time to demonstrate the material weakness has been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. Although we plan to complete this remediation, if the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. See “—We have identified a material weakness in our internal control over financial reporting, resulting from control deficiencies identified in our IT general controls and process level controls. If we are unable to remediate this material weakness, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.” If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency in internal controls over financial reporting, including our existing material weakness, would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

We may experience difficulties in implementing an enterprise resource planning system over the next few years.

We are engaged in a multi-year implementation of an enterprise resource planning, or ERP, system. Such an implementation is a major undertaking from a financial, management and personnel perspective. The implementation of the ERP system may prove to be more difficult, costly or time consuming than expected, and there can be no assurance that this system will continue to be beneficial to the extent anticipated. Any disruptions, delays or deficiencies in the design and implementation of our new ERP system could adversely affect our ability to process orders, ship products, send invoices and track payments, fulfill contractual obligations, produce financial reports or otherwise operate our business. As we implement our new ERP system, our exposure to system attacks may be elevated because we will be running old and new processes in parallel and must simultaneously protect both the new system and legacy systems. If we are unable to implement the ERP system smoothly or successfully, or we otherwise do not capture anticipated benefits, our business, results of operations and financial condition for future periods could be negatively impacted. Additionally, our implementation of the ERP system involves greater utilization of third-party “cloud” computing services in connection with our business operations. Problems faced by us or our third-party “cloud” computing providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact our business, results of operations and financial condition for future periods.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way in which we conduct our business.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Additionally, we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, allowance for doubtful accounts, useful lives and recoverability of our long-lived assets, recoverability of our goodwill, business combinations and income taxes.

Our international operations may give rise to potentially adverse tax consequences.

Our corporate structure and associated transfer pricing policies anticipate future growth into international markets. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions, which are generally required to be computed on an arm’s-length basis pursuant to intercompany arrangements, or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and harm to our results of operations and financial condition. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our partners could increase the costs of our solutions and harm our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our partners to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our partners to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future partners may elect not to purchase our solutions in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our partners’ and our compliance, operating and other costs, as well as the costs of our solutions. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business and financial performance.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, or the Tax Act, that significantly reforms the Internal Revenue Code of 1986, as amended, or the Code. The Tax Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating loss carryforwards, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. While we have reflected the expected impact of the Tax Act in our financial statements in accordance with our understanding of the Tax Act and available guidance, the ultimate effects of the Tax Act remain uncertain. The U.S. Department of Treasury may issue regulations and guidance that may significantly impact how the Tax Act applies to us and components of the Tax Act could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the Tax Act. The foregoing items may and result in changes that may have an adverse impact on our results of operations, cash flows and financial condition.

As part of Congress’ response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR act, was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was enacted on March 27, 2020. Both the FFCR Act and the CARES Act contain numerous tax provisions. Regulatory guidance under the FFCR Act and the CARES Act is and continues to be forthcoming, and such guidance could ultimately increase or lessen the impact of these laws on our business and financial condition. Congress may also enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on our company. In addition, it is uncertain if and to what extent various states will conform to the FFCR Act or the CARES Act.

Our ability to utilize our net operating loss carryforwards may be limited.

As of June 30, 2020, we had U.S. federal and state net operating loss carryforwards of approximately $171.4 million and $5.9 million, respectively. Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. Future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, if or when we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset such taxable income may be subject to limitations, which could adversely affect our future cash flows.

In addition, our ability to use our federal and state net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the net operating losses, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our net operating losses. Federal net operating losses generated prior to 2018 will continue to be governed by the net operating loss carryforward rules as they existed prior to the adoption of the new Tax Act, which means that generally they will expire 20 years after they were generated if not used prior thereto. Many states have similar laws. Accordingly, our federal and state net operating losses could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act as modified by the CARES Act, the federal net operating losses incurred in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding such loss, and net operating losses arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, federal net operating losses generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses may be limited to 80% of current year taxable income for tax years beginning after December 31, 2020.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Certain of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S.

Treasury Department’s Office of Foreign Assets Control. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation and importation of our products and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws may be time consuming and may result in the delay or loss of sales opportunities. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results.

Data privacy and information security have become significant issues in the United States and in many other countries where we have employees and operations and where we offer licenses or cloud subscriptions to our offerings. The regulatory framework for privacy and information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The U.S. federal and various state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage and security of personal information. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory environments. For example, in June 2018, California enacted the California Consumer Privacy Act, or CCPA, that, among other things, requires covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that may increase data breach litigation. The CCPA was amended in September 2018 and September 2019 and went into effect on January 1, 2020. While these amendments have helped with understanding certain aspects of the law, we cannot yet predict the impact of the CCPA on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy or data protection legal framework with which we or our MSP partners must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that is associated with an identifiable or which identifies or may be used to identify or locate an individual. Examples include identifiers such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses and data that may be associated with identifiers, including items such as marketing records, sales records, financial records, content and correspondence. These laws and regulations often are more restrictive than those in the United States and are rapidly evolving. For example, the E.U. General Data Protection Regulation, or GDPR, became effective on May 25, 2018, and, in addition to imposing stringent obligations relating to data protection and information security, authorizes fines up to 4% of global annual revenue or €20 million, whichever is greater, for some types of violations. The GDPR restricts the transfer of personal data outside of the European Economic

Area (“EEA”). We transfer personal data outside of the EEA for our own internal business purposes and in order to provide our products and services to our MSP partners. The requirements on such transfers are constantly evolving. In Schrems II (C-311/18), the Court of Justice of the European Union (CJEU) invalidated the EU-U.S. Privacy Shield data transfer mechanism, which many companies had relied as an acceptable mechanism for transferring such data from the EU to the U.S. Other data transfer mechanisms such as the standard contractual clauses approved by the European Commission, which we use in our business to address certain cross-border data transfers, have faced challenges in European courts (including being called into question in Schrems II), and may be challenged, suspended or invalidated. Such developments may cause us to have to make further expenditures on local infrastructure, change internal business processes, change customer facing products, or otherwise affect or restrict sales and operations. It is further unclear how future decisions related to cross-border transfer restrictions may affect related data transfer mechanisms in other jurisdictions such as the Swiss-US Privacy Shield Framework. Further, the approval of Brexit in June 2016, the U.K. government has initiated a process to leave the E.U. The United Kingdom enacted a Data Protection Act in May 2018 that substantially implements the GDPR, but Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated after the Transition Period ends.

Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our services. We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. If any country in which we have partners were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition. Currently, our EMEA headquarters is in the United Kingdom and much of our European data is stored within the United Kingdom. Therefore, any disruption in data transfers or uncertainty in regards to data migration resulting from Brexit would be particularly significant to our operations. While we currently have data storage locations built in Germany and Iceland, our ability to migrate data to these alternate locations in the event of complications due to Brexit may be significantly affected by the resulting transfer restrictions or uncertainty surrounding transfer mechanics. Despite having these alternate data storage centers available, we may not be able to migrate data sets at all or may only be able to migrate certain types or amounts of data, thereby causing us not to meet the needs of our partners and resulting in harm to our reputation and business.

Because many of the features of our solutions use, store and report on SMB customer data which may contain personal information from SMB customers, any inability to adequately address privacy concerns, to delete stored data at the correct times, or comply with applicable privacy laws, regulations and policies could, even if unfounded, result in liability to us and, damage to our reputation, loss of sales and harm to our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to the businesses of our partners may limit the use and adoption of our solutions and reduce overall demand for them. Complying with the GDPR, CCPA or other laws, regulations or other obligations relating to privacy, data protection, data localization or information security may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition and operating results. Privacy concerns, whether or not valid, may inhibit market adoption of our solutions.

Some statutory requirements, both in the United States and abroad, include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or our service providers. Even though we may have contractual protections with our service providers, any actual or perceived security breach could impact our reputation, harm our MSP partners’ confidence, hurt our sales and expansion into new markets or cause us to lose existing MSP partners, and could expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our MSP partners’ compliance with such standards. Because privacy, data protection and data security are critical competitive factors in our industry, we may make statements on our website, in marketing materials, or in other settings about our data security measures and our compliance with, or our ability to facilitate our MSP partners’ compliance with, these standards. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy and data protection are still uncertain, it is possible that these laws, standards, contractual obligations and other obligations may be interpreted and applied in a manner that is inconsistent with our data management practices, our privacy, data protection or data security policies or procedures or the features of our offerings. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our offerings, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new offerings and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our partners may limit the use and adoption of, and reduce the overall demand for, our offerings. Any inability to adequately address privacy, data protection or information security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or information security-related contractual terms with partners, or to comply with applicable laws, regulations and policies relating to privacy, data protection and information security, could result in additional cost and liability to us, damage our reputation, inhibit sales, slow our sales cycles and adversely affect our business. Privacy and personal information security concerns, whether valid or not valid, may inhibit market adoption of our offerings particularly in certain industries and foreign countries.

We function as a HIPAA “business associate” for certain of our MSP partners and, as such, are subject to strict privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, all of which can adversely affect our business as well as our ability to attract and retain new MSP partners.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations impose specific requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates.” We function as a business associate for certain of our partners that are HIPAA business associates and service providers, and in that context we are regulated as a business associate for the purposes of HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, we could face substantial civil and even criminal liability. HITECH imposes four tiers of civil monetary penalties and gives state attorneys general authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

As a business associate, we are required by HIPAA to maintain HIPAA-compliant business associate agreements with our MSP partners for which we, as a service provider, access, maintain, create or transmit individually identifiable health information to render services to our MSP partners. These agreements impose stringent data security and other obligations on us. If we or our subcontractors are unable to meet the requirements of any of these business associate agreements, we could face contractual liability under the applicable business associate agreement as well as possible civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain MSP partners.

If we fail to comply with anti-corruption laws, including the FCPA and similar laws associated with our activities outside of the United States, we could be subject to penalties, our business could be materially adversely affected and we could be subject to civil and/or criminal sanctions.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.K. Bribery Act, and possibly other anti- bribery laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. This risk is particularly significant for us given that we rely so heavily on MSP partners, distributors and other third parties to sell our solution and conduct our business abroad. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We have implemented and continue to update an anti-corruption compliance program but cannot assure you that all of our employees, agents and MSP partners, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

As we continue to expand our business internationally, we will inevitably do more business in countries that are perceived to have heightened levels of public sector corruption. Increased business in countries perceived to have heightened levels of corruption could subject us and our officers and directors to increased scrutiny and increased liability from our business operations. Any violation of the FCPA or other applicable anti-corruption laws by our own employees or our third-party intermediaries, could result in regulatory investigations, whistleblower complaints, adverse media coverage and/or severe criminal or civil sanctions, which could have a materially adverse effect on our reputation, business, operating results and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act), import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation resulting from any alleged noncompliance, our business, operating results and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions, litigation and sanctions could harm our business, operating results and financial condition.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of June 30, 2020, we had total current and long-term indebtedness outstanding of $591.6 million, including (i) $544.5 million outstanding under our term loan facility, or our Term Loan Facility, and

$47.1 million of borrowings outstanding under our $50.0 million revolving credit facility, or our Revolving Credit Facility, and together with the Term Loan Facility, our Credit Facilities. As of June 30, 2020, we had no additional borrowing capacity under our Revolving Credit Facility, which includes $2.9 million in outstanding letters of credit. Concurrently with or shortly after the completion of this offering, we expect to enter into a new revolving credit facility, or the Post-IPO Credit Facility, which we expect to provide $200.0 million of borrowing capacity. See “Description of Certain Indebtedness—Post-IPO Credit Facility” for a description of the expected terms of the Post-IPO Credit Facility. There can be no assurance that we will enter into the Post-IPO Credit Facility on the terms described herein, or at all. All obligations under the Credit Facilities are, and obligations under the Post-IPO Credit Facility are expected to be, secured by first-priority perfected security interests in substantially all of our assets and the assets of our subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Facilities (as well as those expected to be included in the Post-IPO Credit Facility) have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our Credit Facilities contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Credit Facilities are also subject to mandatory prepayments in certain circumstances and require a prepayment of a certain percentage of our excess net cash proceeds, and this excess cash flow payment, and future required prepayments, would reduce our cash available for investment in our business. We expect that the Post-IPO Credit Facility will not be subject to such mandatory prepayments.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing documents governing our Credit Facilities contain, and we expect the Post-IPO Credit Facility will contain, restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

The financing documents governing our Credit Facilities permit us, and we expect the Post-IPO Credit Facility will permit us, to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our Credit Facilities do not restrict, and we expect the Post-IPO Credit Facility will not restrict, our Sponsor from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our Credit Facilities. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities restrict, and we expect the Post-IPO Credit Facility will restrict, our ability to conduct asset sales and/or (in the case of our Credit Facilities) use the proceeds from asset sales. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Credit Facilities restrict, and we expect the Post-IPO Credit Facility will restrict, our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Credit Facilities contain, and we expect the Post-IPO Credit Agreement will contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

•	repay, redeem or repurchase certain indebtedness;

•	make loans and investments;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability of our subsidiaries to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.

The restrictive covenants in the financing documents governing our Credit Facilities require us, and we expect the Post-IPO Credit Agreement will require us, to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the financing documents governing our Credit Facilities (and, we expect, our Post-IPO Credit Agreement) could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating and there can be no assurance that our Post-IPO Credit Agreement will have or maintain a better rating. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our solutions;

•	continue to expand our solution development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, our Credit Facilities also limit, and we expect the Post-IPO Credit Agreement will also limit, our ability to incur additional debt and therefore we may have to amend our Credit Facilities or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

Risks Related to Ownership of Our Common Stock

Vista controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, Vista will beneficially own approximately 72.2% of our common stock, or 70.7% if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power held after the offering, Vista will control the vote of all matters submitted to a vote of our board of directors, or our Board, or shareholders, which will enable it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws will provide that Vista will have the right to designate the Chairman of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when Vista ceases to own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant percentage of our stock, Vista will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to own a significant percentage of our stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with Vista that provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of this offering; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of this offering. The Director Nomination Agreement will also provide that Vista may assign such right to a Vista affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Vista and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or partners of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on the New York Stock Exchange, we will be a “controlled company” within the meaning of the rules of and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the Vista Funds will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2017, or five years of Selected Consolidated Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2025. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of the and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adversely effect on our business, financial condition and results of operations.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to Vista’s beneficial ownership of 72.2% of our common stock after this offering (or 70.7%, if the underwriters exercise in full their option to purchase additional shares), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law, or the DGCL, contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In certain instances outlined below, these provisions do not take effect until Vista’s beneficial ownership of our common stock drops below a certain percentage. As a result, the anti-takeover effect of these provisions is expected to increase over time as Vista’s beneficial ownership decreases. In each instance, these changes will occur automatically pursuant to the terms of our certificate of incorporation and bylaws and without further action by our board or stockholders upon Vista’s ownership crossing the applicable thresholds. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which Vista beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless Board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum.” The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $25.50 per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $24.82 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 34.1% of the aggregate price paid by all purchasers of our common stock but will own only approximately 14.0% of our common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on the New York Stock Exchange under the symbol “MSP”, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our results of operations and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 157,548,740 outstanding shares of common stock based on the number of shares outstanding as of June 30, 2020. This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Morgan Stanley & Co. LLC on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. A decline in the market price of our stock may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As further described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement,” we entered into a registration rights agreement with Vista, which requires us to effect the registration of Vista’s shares in certain circumstances following the expiration of the 180-day lock-up period. If Vista exercises its rights under this agreement to resell a significant amount of its shares of our common stock, we will not receive any proceeds from those offerings.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Facilities and, we expect, under our Post-IPO Credit Agreement. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	the impact on our operations and financial condition from the effects of the current COVID-19 pandemic;

•	our ability to effectively compete;

•	fluctuations in our operating results;

•	our ability to sustain cash flows and achieve profitability;

•	our ability to attract new MSP partners;

•	our ability to sell additional products and subscriptions to our MSP partners;

•	the recognition of revenue from our subscription offerings;

•	the strength of the SMB IT market;

•	our ability to manage the ongoing growth of our business;

•	the risks associated with our international operations;

•	the impact of volatility in the global economy;

•	the ability of our MSP partners to sell our products;

•	the impact of natural disasters, terrorism or other catastrophic events;

•	our ability to recruit, retain and develop key employees and management personnel;

•	the impact of changes in SMBs’ needs in the SMB IT market and our ability to adapt our offerings;

•	our ongoing ability to utilize the application programming interfaces of products such as Microsoft 365 and Google G Suite;

•	our ability to realize benefits from our investment in research and development activities;

•	the impact of any manufacturing and logistics delays or pricing fluctuations relating to our manufacturing partners;

•	our ability to effectively manage our supply chain and inventory;

•	our dependence on a limited number of manufacturers for certain components of our products;

•	our ability to provide high quality technical support and the extent to which our MSP partners are able to provide satisfactory technical support to their SMB customers;

•	the risks related to our use of open source software in certain of our products and subscription offerings;

•	our ability to meet our contractual commitments related to response time and service level, and the quality of professional services we provide;

•	the risks associated with indemnity provisions in some of our agreements;

•	the risks and uncertainties associated with our limited operating history;

•	the risks associated with past and future business acquisitions;

•	our ability to make expenditures in order to support additional growth;

•	possible data losses or breaches experienced by MSP partners or their SMB customers using our products or solutions;

•	the risks associated with defects or vulnerabilities in our or our third-parties’ software, solutions, infrastructure and hardware;

•	the risk of negative publicity, legal liability or other expenditures which could result from the material stored on our servers;

•	the effects of interruptions of delays in services provided by our data centers or other third parties;

•	our reliance on technology and intellectual property licensed from other parties;

•	our ability to integrate our products with other operating systems, software applications, platforms and hardware;

•	the impact of claims by others that we infringe their proprietary technology or other rights;

•	the potential adverse impact of other legal proceedings;

•	the risks associated with our indemnification obligations and the limitations of our director and officer liability insurance;

•	our ability to protect and enforce our intellectual property rights;

•	the ability of our MSP partners to access high-speed internet and the continued reliability of the internet infrastructure;

•	our ability to sustain market recognition of and loyalty to our brand;

•	our ability to maintain our corporate culture;

•	the impact of foreign currency exchange rate fluctuations;

•	the impact of fluctuations in interest rates;

•	our ability to remediate our existing material weakness in our internal control over financial reporting;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	the impact of changes in financial accounting standards or practices;

•	the accuracy of the estimates and judgments relating to our critical account policies;

•	the impact of tax consequences related to our international operations;

•	the impact of changes in tax laws or regulations affecting us or our partners;

•	the impact of the Tax Act;

•	our ability to comply with governmental export controls and economic sanctions laws in connection with our international operations;

•	our ability to comply with legal requirements, contractual obligations and industry standards relating to security, data protection and privacy;

•	our ability to comply with HIPAA;

•	our ability to comply with the FCPA and similar laws associated with our activities outside of the United States;

•	our ability to comply with the other government laws and regulations applicable to our business; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	The Connected Commerce Council (3C) and Deloitte, The Performance of Small and Medium Sized Businesses in a Digital World, September 2019;

•	Cybersecurity Ventures, The Cybersecurity Report, October 2018;

•	Gartner, Inc., Forecast: Small- and Midsize-Business IT Spending, Worldwide, 2017-2023, 3Q19 Update, October 2019;*

•	Information Technology Intelligence Corp, ITIC 2019 Hourly Cost of Downtime Survey Mid-Year Update, September/October 2019;

•	International Data Corporation, IDC FutureScape: Worldwide SMB 2019 Predictions, October 2018;

•	National Small Business Association, 2017 NSBA Small Business Regulations Survey, January 2017; and

•	Verizon Enterprise Solutions, 2019 Data Breach Investigations Report, May 2019.

*

The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Content are subject to change without notice.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $521.7 million (or approximately $601.3 million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We intend to use substantially all of the net proceeds of this offering to repay outstanding borrowings under our Credit Facilities (defined below). Accordingly, we expect to use approximately $521.7 million of the net proceeds of this offering (or $591.6 million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our term loan facility (the “Term Loan Facility”) and our $50.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, the “Credit Facilities”) and the remainder of such net proceeds from the underwriters’ exercise of their option to purchase additional shares, if any, will be used for general corporate purposes. At this time, other than repayment of indebtedness under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $25.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $20.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $24.1 million, assuming that the assumed initial public offering price per share for the offering remains at $25.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

On April 2, 2019, we entered into Credit Facilities comprised of a $550.0 million Term Loan Facility and a $50.0 million Revolving Credit Facility. The proceeds of the Term Loan Facility were used to refinance approximately $520.0 million of term loan borrowings incurred in connection with the Vista Acquisition in December 2017. The agreement governing the Credit Facilities also includes an “accordion” feature that allows us, under certain circumstances, to increase the size of the facility by an amount up to the sum of $114.0 million and 100% of Consolidated EBITDA (as defined in the agreement governing the Credit Facilities) for the most recent fiscal quarter, plus an amount that would not cause our first lien leverage ratio to exceed 5.00 to 1.00. An affiliate of Credit Suisse Securities (USA) LLC serves as administrative agent and collateral agent and an affiliate of each of Morgan Stanley & Co. LLC and BofA Securities, Inc. serves as a joint lead arranger and joint bookrunner under the Credit Facilities. As a result, such affiliates will receive a portion of the net proceeds of this offering in connection with the repayment of our Credit Facilities. As of June 30, 2020, we had $544.5 million and $47.1 million of principal balances outstanding under our Term Loan Facility and Revolving Credit Facility, respectively. As of June 30, 2020, the interest rate on our Term Loan Facility and Revolving Credit Facility was approximately 4.43% and 3.93%, respectively.

Borrowings under the Credit Facilities bear interest at a rate per annum, at our option, equal to an applicable margin, plus, (a) for alternative base rate borrowings, the highest of (i) the prime rate as determined by the administrative agent in effect on such day, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) LIBOR (subject to a floor of 0.0%) plus 1.00% and (b) for eurocurrency borrowings, LIBOR for the relevant interest period divided by 1 minus the Statutory Reserves (if any) (each term as defined in the Credit Facilities credit agreement) (subject to a floor of 0.0%).

The applicable margin for borrowings is (a) with respect to borrowings under the Term Loan Facility, 3.25% for alternate base rate borrowings and 4.25% for eurocurrency borrowings, and (b) with respect to borrowings under the Revolving Credit Facility, 3.25% for alternate base rate borrowings and 4.25% for eurocurrency borrowings when our first lien leverage ratio is greater than 4.50 to 1.00, with step downs to (i) 3.00% for alternate base rate borrowings and 4.00% for eurocurrency borrowings when our first lien leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00 and (ii) 2.75% for alternate base rate borrowings and 3.75% for eurocurrency when Merritt Holdco Inc.’s first lien leverage ratio is less than or equal to 4.00 to 1.00. Our first lien leverage ratio is determined in accordance with the terms of the Credit Facilities.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of June 30, 2020, as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to stock-based compensation of $16.6 million associated with the IPO Options; and

•

on a pro forma basis, as adjusted, after giving effect to the sale of 22,000,000 shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma as adjusted(2)
	(dollars in thousands)
Cash	$59,550	$59,550	$59,550

Long-term debt, including current portions(1):
Revolving Credit Facility	47,100	47,100	47,100
Term Loan Facility	544,500	544,500	22,755

Total long-term debt	591,600	591,600	69,855

Equity:
Common Stock, $0.001 par value, 150,000,000 shares authorized, 135,910,866 issued and outstanding, actual (inclusive of treasury stock); 500,000,000 shares authorized, 157,910,866 shares issued and outstanding, as adjusted	136	136	158
Additional paid-in capital	1,089,354	1,105,972	1,626,719
Treasury stock, at cost; 362,126 shares outstanding, actual	(3,621)	(3,621)	(3,621)
Accumulated deficit	(77,604)	(94,222)	(101,029)
Accumulated other comprehensive loss	(349)	(349)	(349)

Total stockholders’ equity	1,007,916	1,007,916	1,521,878

Total capitalization	$1,599,516	$1,599,516	$1,591,733

(1)	Long-term debt excludes an aggregate of $9.4 million in unamortized original issue discount and deferred financing costs.

(2)

A $1.00 increase or decrease in the assumed initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease each of long-term debt, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma, as adjusted basis by approximately $20.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Concurrently with or shortly after the completion of this offering, we expect to enter into the Post-IPO Credit Facility, which we expect to provide $200.0 million of borrowing capacity. See “Description of Certain Indebtedness–Post-IPO Credit Facility” for a description of the expected terms of the Post-IPO Credit Facility. There can be no assurance that we will enter into the Post-IPO Credit Facility on the terms described therein, or at all.

Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of long-term debt, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma, as adjusted basis by approximately $24.1 million, based on an assumed initial public offering price of $25.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on 135,548,740 shares of our common stock outstanding as of June 30, 2020 and excludes:

•	402,838 shares of common stock issuable upon vesting and settlement of restricted stock units, or RSUs, awarded after June 30, 2020;

•	10,220,305 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted average exercise price of $10.37 per share; and

•	20,868,874 million shares of common stock reserved for future issuance under the 2020 Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2020, we had a net tangible book value of $(406.5) million, or $(3.00) per share of common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $521.7 million of outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds,” at an assumed initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, our pro forma net tangible book value as of June 30, 2020 would have been $107.5 million, or $0.68 per share of common stock. This represents an immediate increase in net tangible book value of $3.68 per share to our existing shareholders and an immediate dilution in net tangible book value of $24.82 per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$25.50
Historical net tangible book value per share as of June 30, 2020	$(3.00)
Increase in net tangible book value per share attributable to the investors in this offering	3.68

Pro forma net tangible book value per share after giving effect to this offering		0.68

Dilution in net tangible book value per share to the investors in this offering		$24.82

A $1.00 increase or decrease in the assumed initial public offering price of $25.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $0.13, and would increase or decrease the dilution per share to the investors in this offering by $0.87, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease our pro forma net tangible book value per share after this offering by $0.15 and would increase or decrease dilution per share to investors in this offering by $0.15, assuming the assumed initial public offering price, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $1.16, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $24.34.

The following table presents, on a pro forma basis as described above, as of June 30, 2020, the differences between our existing shareholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing Shareholders	135,548,740	86.0%	$1,085,869,000	65.9%	$8.01
New Investors	22,000,000	14.0%	561,000,000	34.1%	25.50

Total	157,548,740	100%	$1,646,869,000	100%	10.45

A $1.00 increase or in the assumed initial public offering price of $25.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $20.8 million and increase or decrease the percent of total consideration paid by new investors by 0.8%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own 84.3% and our new investors would own 15.7% of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on 135,548,740 shares of our common stock outstanding as of June 30, 2020 and excludes:

•	402,838 shares of common stock issuable upon vesting and settlement of restricted stock units, or RSUs, awarded after June 30, 2020;

•	10,220,305 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted average exercise price of $10.37 per share; and

•	20,868,874 shares of common stock, plus future increases, reserved for future issuance under our 2020 Omnibus Incentive Plan, or the 2020 Plan, which will be adopted in advance of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. The selected consolidated statements of operations data for the year ended December 31, 2018 and December 31, 2019 and the selected consolidated balance sheet data as of December 31, 2018 and December 31, 2019 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31, 2018	Year ended December 31, 2019	Six Months ended June 30, 2019	Six Months ended June 30, 2020
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$333,397	$412,167	$195,937	$233,595
Device	50,514	44,052	17,634	14,134
Professional services and other	3,444	2,533	1,362	1,397

Total revenue	387,355	458,752	214,933	249,126
Cost of revenue:
Subscription(1)	72,498	82,066	39,657	41,871
Device	50,813	53,933	22,555	16,375
Professional services and other	3,637	5,563	2,436	3,067
Depreciation and amortization	12,923	15,745	7,106	10,220

Total cost of revenue	139,871	157,307	71,754	71,533

Gross profit	247,484	301,445	143,179	177,593
Operating expenses:
Sales and marketing(1)	98,183	110,441	54,088	59,119
Research and development(1)	54,017	60,459	29,284	32,743
General and administrative(1)	57,913	73,903	32,875	41,956
Depreciation and amortization	28,953	27,417	13,724	13,780

Total operating expenses	239,066	272,220	129,971	147,598

Income from operations	8,418	29,225	13,208	29,995
Other expense:
Interest expense	55,380	43,437	24,199	16,525
Loss on extinguishment of debt	—	19,231	19,231	—
Other expense (income), net	802	256	(5)	(415)

Total other expense	56,182	62,924	43,425	16,110
(Loss) income before income taxes	(47,764)	(33,699)	(30,217)	13,885
Benefit from (provision for) income tax	10,041	2,511	4,534	(3,765)

Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120

Net (loss) income per share attributable to common stockholders:
Basic	$(0.28)	$(0.23)	$(0.19)	$0.07

Diluted	$(0.28)	$(0.23)	$(0.19)	$0.07

	Year ended December 31, 2018	Year ended December 31, 2019	Six Months ended June 30, 2019	Six Months ended June 30, 2020
	(in thousands, except share and per share amounts)
Weighted-average shares used in computing net (loss) income per share(2):
Basic	135,503,359	135,212,597	135,195,800	135,468,029

Diluted	135,503,359	135,212,597	135,195,800	136,214,530

	Year ended December 31, 2018	Year ended December 31, 2019	Six Months ended June 30, 2019	Six Months ended June 30, 2020
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(10,559)	$11,235	$1,759	$23,975
Net cash (used in) provided by investing activities	$(28,199)	$(38,226)	$(20,110)	$(22,000)
Net cash (used in) provided by financing activities	$(5,182)	$18,505	$21,661	$30,269

Consolidated Balance Sheet Data (at end of period):
Cash	$34,559	$27,597		$59,550
Total assets	$1,615,063	$1,642,292		$1,680,984
Deferred revenue, current	$30,150	$24,254		$23,310
Deferred revenue, noncurrent	$5,779	$3,798		$2,919
Long-term debt, current portion	$—	5,500		$5,500
Long-term debt	$510,563	$546,499		$576,690
Total liabilities	$603,253	$649,989		$673,068
Total stockholders’ equity	$1,011,810	$992,303		$1,007,916

Non-GAAP Financial Data (unaudited):
Adjusted EBITDA(3)	$54,429	$84,602	$41,726	$63,851

(1)	Includes stock-based compensation as follows:

	Year ended December 31,	Year ended December 31,	Six Months ended June 30,	Six Months ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue—subscription	$140	$98	$57	$41
Selling and marketing	764	2,946	1,640	1,279
Research and development	1,020	3,510	2,817	621
General and administrative	2,211	5,661	3,174	1,831

Total stock-based compensation expense	$4,135	12,215	$7,688	$3,772

The table does not reflect stock-based compensation expense for outstanding options that contain a performance vesting condition tied to closing of an initial public offering (the “IPO Options”). Upon the closing of this offering, we will begin to record stock-based compensation for these options using the accelerated attribution method. This will result in our recognizing approximately $16.6 million of additional stock-based compensation expense as of the effective date, assuming an initial public offering price of $25.50, the midpoint of the estimated price range set forth on the cover page of this prospectus. The final fair value of the IPO Options will take into account the final pricing of our common stock in this offering, and thus such estimate is subject to change. In addition, after June 30, 2020, we awarded 402,838 of restricted stock units to certain directors, officers and employees, for which we expect to recognize approximately $10.3 million of additional stock based compensation expense over the requisite service periods (typically four years), which is also not reflected in the table above.

(2)

See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net (loss) income per share and the weighted-average number of shares used in the computation of the per share amounts.

(3)

We define Adjusted EBITDA as net (loss) income adjusted for interest and other expense, net, loss on extinguishment of debt, depreciation and amortization, provision for (benefit from) income tax, stock-based compensation expense, restructuring expense and transaction related and other expense. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “Selected Consolidated Financial Data—Adjusted EBITDA.”

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure of operating performance monitored by management that is not defined under GAAP and that does not represent, and should not be considered as, an alternative to net income (loss), as determined by GAAP. We define Adjusted EBITDA as net (loss) income adjusted for interest and other expense, net, loss on extinguishment of debt, depreciation and amortization, provision for (benefit from) income tax, stock-based compensation expense, restructuring expense and transaction related and other expense. We use Adjusted EBITDA to understand and evaluate our core operating performance and trends.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of Adjusted EBITDA. Adjusted EBITDA is not a presentation made in accordance with GAAP and the use of the term varies from others in our industry.

A reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable GAAP measure, is as follows:

	Year ended December 31,	Year ended December 31,	Six Months ended June 30,	Six Months ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120
Interest and other expense, net(1)	56,182	43,693	24,194	16,110
Loss on extinguishment of debt	—	19,231	19,231	—
Depreciation and amortization	41,876	43,162	20,830	24,000
(Benefit from) provision for income tax	(10,041)	(2,511)	(4,534)	3,765
Stock-based compensation expense	4,135	12,215	7,688	3,772
Restructuring expense(2)	—	—	—	3,850
Transaction related and other expense(3)	—	—	—	2,234

Adjusted EBITDA	$54,429	$84,602	$41,726	$63,851

(1)	Interest and other expense, net include interest expense, net, foreign currency gains and losses and other expenses.
(2)

Restructuring primarily relates to severance expense incurred from a reduction in workforce undertaken to align our cost structure to expectations of reduced revenue resulting from the COVID-19 pandemic. $3.2 million and $0.6 million of restructuring expense is recorded within operating expenses and cost of revenue, respectively.

(3)

Transaction related and other expense primarily relates to costs incurred to support our public company readiness, acquisition costs, as well as costs related to a decision to discontinue development of a back-office system.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

Datto is the leading provider of cloud-based software and technology solutions purpose-built for delivery through the managed service provider, or MSP, channel to small and medium businesses, or SMBs. Our platform enables our 17,000 MSP partners to manage and grow their businesses serving the SMB information technology, or SMB IT, market. Our platform also combines mission-critical cloud-based software, technologies and security solutions that MSPs sell to SMBs, business management software to help MSPs scale their own businesses, and marketing tools, content, training and industry-leading events that cultivate an empowered and highly engaged MSP partner community.

MSPs represent the future of IT management for SMBs. Digital transformation is driving SMB adoption of modern software and technology, while regulatory and data protection requirements and proliferating security threats are increasing the complexity and risk of IT for SMBs. These trends have created an inflection point in SMB adoption of MSPs for IT management. MSPs are equipped with the IT resources and expertise SMBs lack, providing a single source to meet all of an SMB’s IT needs. MSPs are trusted to select, procure, implement and manage software and technology stacks that support their SMB customers’ business needs. The number of MSPs continues to grow, with approximately 125,000 MSPs providing this critical function to millions of SMBs worldwide today.

We are committed to the success of MSPs. It is the foundation of our strategy and culture. We empower our MSP partner channel, creating enormous sales and support leverage for us to efficiently address the large, but fragmented, SMB IT market. Our MSP-centric platform enables our partners to generate recurring revenue through the sale of our solutions to SMBs and to scale and effectively manage their own businesses. Our relationships are directly with our MSP partners. We are the leading pure-play vendor serving the MSP market, and believe our MSP-centric approach is highly differentiating as it aligns our mutual incentives, creates a motivated and engaged sales channel and reinforces our position as an integral component of our MSP partners’ businesses.

Our cloud-based platform offerings include Unified Continuity, Networking and Business Management software solutions. Our Unified Continuity offerings ensure the ongoing availability and security of mission-critical IT systems for SMBs on-premise, in private clouds and in the public cloud. Datto’s business continuity and disaster recovery, or BCDR, software, enables rapid restoration of an SMB’s full IT environment. Datto’s SaaS Protection (as defined in “Business—Our Products—Unified Continuity—SaaS Protection”) is a reliable, automated and secure backup and restoration product for data stored on cloud applications such as Microsoft 365 and Google G Suite. Datto Networking constitutes a suite of MSP-centric networking solutions sold through our MSP partners to easily deliver networking as a managed service. These solutions are simple for MSPs to deploy, configure and manage across their SMB customers through a single portal. Our Business Management software provides critical operational tools to MSPs for efficient workflow management and delivery of end-to-end managed services. Our platform also includes a host of business development tools, training and content to help MSPs address the challenges of marketing and selling to SMB customers.

Datto was founded in 2007. From the very start, we have been creators of technology solutions for SMBs, typically only available to enterprises at the time, and recognized the power of the MSP channel. We have designed our strategy, culture and technology solutions to drive the success of our MSP partners. We have developed our platform to meet the evolving needs of MSPs, expanded our solutions and invested in cultivating the MSP community, as evidenced by the following key milestones:

2007-2012: Established Presence in MSP Channel

•	Business was bootstrapped with no initial external funding

•	Pioneered innovative instant virtualization and screenshot verification technology, bolstering our continuity solution for SMBs

•	Minimized downtime and data loss for Datto SMB customers through Hurricane Sandy

•	Surpassed 1,000 MSP partners and 100 employees

2013-2016: Product and Geographic Expansion

•	Established international presence in Europe and Australia

•	Hosted first DattoCon partner conference with approximately 200 MSP attendees

•	Introduced SaaS Protection and Networking solutions

•	Surpassed 5,000 MSP partners and 700 employees

2017-2020: Scale & Channel Expansion

•	Acquired by Vista Equity Partners

•	Combined with Autotask, adding PSA and RMM Business Management software, establishing the largest pure-play MSP software and technology platform

•	DattoCon and DattoCon EMEA conferences grew from approximately 1,200 MSP attendees worldwide in 2017 to over 2,700 MSP attendees in 2019

•	Held first ever virtual MSP Technology Day in 2020

•	Surpassed 17,000 MSP partners and 1,600 employees

The success of our land-and-expand strategy is validated by our strong dollar-based net retention rates and our growing number of large MSP partners. Our dollar-based net retention rate (defined below) was 115% as of June 30, 2020. As of June 30, 2020, we had over 17,000 MSP partners, of which over 1,000 contributed annual run-rate revenue, or ARR, of $100,000 or more. As of June 30, 2020, our 10 largest partners represented less than 3% of our ARR and no single partner represented more than 0.5% of our ARR. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information regarding ARR.

Our business has experienced rapid growth since inception and generates revenue that is predominantly recurring. As of December 31, 2019, our ARR was $474.7 million and our revenue for the year ended December 31, 2019, was $458.8 million, of which approximately 90% was recurring subscription revenue. As of June 30, 2020, our ARR was $506.7 million and our revenue for the six months ended June 30, 2020 was $249.1 million, of which approximately 94% was recurring subscription revenue. For the year ended December 31, 2019, our net loss was $31.2 million and our Adjusted EBITDA was $84.6 million. For the six months ended June 30, 2020, our net income was $10.1 million and our Adjusted EBITDA was $63.9 million. See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information regarding Adjusted EBITDA.

Our Business Model

We are committed to the success of MSPs. It is the foundation of our strategy and culture. Our cloud-based solutions are purpose-built to address the needs of MSPs and to enable the end-to-end delivery of managed services to their SMB customers. We believe our MSP-centric approach is highly differentiating because it aligns our mutual incentives, creates a motivated and engaged sales channel and ensures we become an integral component of our MSP partners’ businesses. We empower our MSP partner channel, creating enormous sales and support leverage for us to efficiently address the large, but fragmented, SMB IT market. We do not market or sell to SMBs directly to avoid competing with our MSP partners, and instead, invest in helping MSPs thrive.

We generate substantially all our revenue from the sale of subscriptions to our cloud-based solutions and recognize revenue ratably over the subscription term. These contracts typically begin with a 1-year or 3-year term and auto-renew on a monthly or annual basis thereafter. For certain offerings, we enable our ongoing subscription services with an up-front sale of equipment or professional services that we recognize at the time of delivery and performance. The majority of our partners pay on a monthly basis, regardless of term length, with some opting to make annual or multi-year prepayments.

Unified Continuity subscriptions are priced based on service tier, which is determined by data storage capacity and data retention period for our BCDR products, or by number of Microsoft 365 or G Suite employee accounts at the SMB domains that our MSP partners protect through our SaaS Protection product and data retention period for SaaS Protection offerings. Networking subscriptions are priced based on the volume and type of networking devices ordered. Business Management subscriptions are priced per employees at an MSP that are able to utilize our PSA product, or per endpoint device at the SMB for our RMM software. All of our contracts give us the right to increase prices at our discretion, although we have exercised this right infrequently.

We employ a highly efficient land-and-expand strategy facilitated by offering products that are reliable, easy to adopt and that drive recurring revenue growth and margin efficiency for our MSP partners. We sell our solutions to MSPs primarily through our inside sales team, leveraging the reach of our MSP partners and providing them with self-service options to upgrade service tiers, add volume and purchase additional solutions. Our MSP partners often significantly increase usage from their initial purchase and expand their usage to other products on our platform. We also provide access to business development tools and content to help MSPs address the challenges of marketing and selling to SMB customers. We grow alongside our MSP partners as they deploy our solutions across their existing SMB customers, add new customers and upgrade service tiers. Our ability to expand within our partner base is best demonstrated by our dollar-based net retention rate which was 119% and 115% as of December 31, 2019, and June 30, 2020, respectively.

The propensity of our MSP partner relationships to expand over time is further indicated by the chart below, which illustrates this expansion by presenting the ARR of our Unified Continuity and Networking solutions from each partner cohort over the years shown. The chart does not include ARR from our Business Management solutions as we did not track such data across all the years shown. Each cohort represents partners that made their initial purchase from us in a given year. For example, the 2013 cohort includes all partners as of the end of 2013. This cohort grew its aggregate ARR 7.1 times, from $6.9 million as of December 31, 2013 to $48.5 million as of June 30, 2020.

Impact of COVID-19

While we have not incurred significant disruptions thus far from the COVID-19 pandemic, we are unable to accurately predict the extent of the impact on our business because of numerous uncertainties, including but not limited to, the severity of the disease, the duration of the outbreak, actions taken by government authorities, the impact on our customers and suppliers, and other factors. Specifically, we may experience impacts from customers deferring purchasing and activation decisions, reducing expenses and requesting extended payment terms or relief from payments.

The effect of the COVID-19 pandemic will not be fully reflected in our results of operations and overall financial performance until future periods. In addition, our condensed consolidated financial statements reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in our condensed consolidated financial statements included, but are not limited to, establishing allowances for doubtful accounts, assessing the recoverability of prepaid assets, including trade shows and other marketing events which may be impacted by the pandemic, determining useful lives for finite-lived assets, assessing the recoverability of long-lived assets, determining the fair value of assets acquired and liabilities assumed in business combinations, accounting for income taxes and related valuation allowances against deferred tax assets, valuing stock option awards, recognizing revenue and the estimate for sales returns and upgrades, determining the amortization period for capitalized commissions and assessing the accounting treatment for commitments and contingencies. Management evaluates these estimates and assumptions on an ongoing basis and makes estimates based on historical experience and various other considerations that are believed to be reasonable. Actual results may differ from those estimates, including as a result of the COVID-19 pandemic. We will continue to evaluate the nature and extent of the impact to our business and our condensed consolidated results of operations and financial condition.

Key Factors Affecting Our Performance

Addition of New MSPs

Our ability to attract new partners will depend on a number of factors, including the effectiveness of our pricing and products, offerings of our competitors, the effectiveness of our marketing efforts, and the growth of the MSP market. We believe that there is substantial opportunity to increase our penetration among MSPs. We intend to drive new partner acquisition by continuing to invest significantly in sales and marketing to identify and engage prospective partners, and to extend the awareness of our brand as a trusted partner to the MSP community. We believe our singular dedication to the MSP channel and our solutions that are purpose-built to meet the needs of MSPs differentiate us in the marketplace. We intend to continue to grow the number of inside sales representatives to qualify and close new partner opportunities. In addition, we intend to continue investing in marketing programs, events and content to drive brand awareness, generate leads and cultivate the broader MSP ecosystem. As of June 30, 2020, we had a network of over 17,000 MSP partners, a net increase of approximately 400 since December 31, 2019 and 2,600 since December 31, 2018.

Sales Expansion Within Our Existing Partner Base

Our ability to expand sales within our existing partner base will depend on a number of factors, including their satisfaction with our solutions and support, competition, the effectiveness of the business development tools we provide to our partners and the ability of our partners to grow their sales. Our large base of partners represents a significant opportunity for further sales expansion. Once an MSP has become our partner, we aim to grow alongside them as they increase penetration of our solutions across their existing SMB partner base, attract additional SMB customers, upgrade service tiers and adopt additional Datto solutions. We have a strong track record of growth from our existing base as evidenced by our history of partner cohort expansion and our dollar-based net retention rate which was 119% as of December 31, 2019, and 115% as of June 30, 2020. We intend to continue to invest in MSP self-service procurement tools to further enable a frictionless purchasing process, grow the number of inside sales representatives to facilitate increased partner adoption of our solutions and invest in enabling our partners’ sales teams through our marketing automation platform, programs, content, training and certifications for MSPs. As of June 30, 2020, over 1,000 of our MSP partners contributed ARR of $100,000 or more, up from 950 as of December 31, 2019, and up from 700 as of December 31, 2018.

Innovation and Introduction of New Platform Solutions

Our continued growth is dependent upon our ability to sustain innovation in order to maintain a competitive advantage. We continually invest in improving our existing solutions and creating new mission-critical solutions to anticipate the evolving IT demands of MSPs and their SMB customers. We recognize that the pace of technological innovation is accelerating and that we need to continue to innovate to maintain our product differentiation. We continue to be pioneers in developing innovative solutions for MSPs and their SMB customers. We intend to continue to invest significantly in research and development to sustain and advance our product leadership for MSPs. In addition, we intend to evaluate strategic investments in businesses and technologies to drive product and market expansion. For example, in July 2020 we acquired Gluh Pty. Ltd., an Australia-based company which offers a real-time quoting platform that enables MSPs to simplify the procurement of IT products and services for their end customers.

Expansion of Our International Footprint

Our international growth in any region will depend on our ability to effectively implement our business processes and go-to-market strategy, our ability to adapt to market or cultural differences, the competitive landscape, the maturity and growth trajectory of the MSP market and our brand awareness and perception. We believe there is significant opportunity to expand internationally. For the six months ended June 30, 2019 and 2020, our international revenue was approximately 26% and 27% of our total revenue, respectively. We intend to continue to make significant investments in international markets, particularly in EMEA and APAC. This may include investing in additional sales and marketing personnel, localizing product offerings and marketing content, and adding new data-center or office locations. Although these investments may adversely affect our operating results in the near term, we believe they will contribute to our long-term growth.

Key Performance Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

MSP Partners

The number of MSP partners represents the number of MSPs with active subscriptions as of the end of the period. We use this number to assess our ability to attract and retain MSP partners and thereby grow our business. As of June 30, 2020, we had over 17,000 MSP partners, a net increase of approximately 400 since December 31, 2019 and 2,600 since December 31, 2018. As a result of our land-and-expand model, our revenue growth is driven principally by additional revenue from existing MSP partners. We view new MSP partner additions as a leading indicator of the health of the business, but the additions do not immediately drive material revenue growth in our reported results of operations.

Annual Run-Rate Revenue

We define annual run-rate revenue or ARR as the annualized value of all subscription agreements as of the end of a period. We calculate ARR by multiplying the monthly run-rate revenue for the last month of a period and multiplying it by 12. Monthly run-rate revenue is calculated by aggregating monthly subscription values during the final month of the reporting period from both long-term and month-to-month subscriptions. ARR only includes the annualized value of subscription contracts and excludes any one-time revenue for devices or professional services. ARR mitigates fluctuations resulting from seasonality and contract term. ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended or renewed by our MSP partners.

The table below sets forth our ARR as of December 31, 2018 and 2019, and June 30, 2019 and 2020, respectively.

	As of December 31 (in millions)		As of June 30
	2018	2019	2019	2020
ARR	$379.1	$474.7	$423.0	$506.7

ARR includes run-rate revenue values from month-to-month subscription contracts. For the year ended December 31, 2019, approximately 31% of our total revenue and 35% of our subscription revenue was derived from month-to-month contracts. For the six months ended June 30, 2020, approximately 36% of our total revenue and 38% of our subscription revenue was derived from month-to-month contracts. The increase in percent of total revenue and subscription revenue from month-to-month contracts primarily resulted from adding fewer long-term contracts during the COVID-19 pandemic compared to the prior year period, while other existing contracts completed their initial term and rolled to month-to-month thereafter.

Our dollar-based gross retention rate as of December 31, 2019 and June 30, 2020, respectively, was approximately 88% and 84%. Our dollar-based gross retention rate reflects ARR losses from subscription cancellations, down-sells or non-renewals, and does not reflect any ARR expansion. We calculate our dollar-based gross retention rate as of the period end by starting with the ARR from the last day of the period one year prior, or Prior Period ARR. We then deduct from the Prior Period ARR any (i) ARR attrition from MSP partners who are no longer partners as of the last day of the period, and (ii) ARR compression from MSP partners whose subscriptions are at a lower value as of the last day of the period, or Remaining ARR. We then divide the Remaining ARR by the Prior Period ARR to arrive at our dollar-based gross retention rate, which is the percentage of ARR from all MSP partners as of the year prior that is not lost to partner churn or subscription compression. Given the meaningful percentage of our subscription revenue derived from month-to-month contracts, the approximately 84% dollar-based gross retention rate demonstrates that a large majority of our MSP partners continue to renew their subscription contracts, whether on a month-to-month or longer term basis. Based on our experience, we do not believe month-to-month contracts experience significantly higher attrition than longer-term subscription contracts.

Dollar-Based Net Retention Rate

To evaluate the efficacy of our land-and-expand business model, we examine the rate at which our partners increase their subscriptions for our solutions which result in changes to ARR. Our dollar-based net retention rate measures our ability to increase ARR across our existing partner base through expanded use of our platform, offset by MSP partners whose subscription contracts with us are not renewed or are renewed at a lower amount.

We calculate our dollar-based net retention rate as of the end of a reporting period as a quotient of the following:

•	Denominator: ARR as of the last day of the prior year comparative reporting period.

•	Numerator: ARR as of the last day of the current reporting period from partners with associated ARR as of the last day of the prior year comparative reporting period.

The quotient obtained from this calculation is our dollar-based net retention rate. We believe our ability to grow alongside our MSP partners as they deploy our solutions to more SMBs, and to cross-sell additional solutions, will continue to support our high dollar-based net retention rate.

As of December 31, 2019 and June 30, 2020, our dollar-based net retention rate was 119% and 115%, respectively.

Because existing MSP partners drive the vast majority of our revenue growth in any given year, we believe our revenue growth is strongly correlated to maintaining a high dollar-based net retention rate.

Components of Results of Operations

Revenue

We generate revenue primarily from fees received for subscriptions to our products and services, and also from the sale of BCDR and Networking devices and professional services associated with our Business Management offerings.

Subscription. We derive revenue primarily from the sale of cloud-based software and technology solutions sold on a recurring subscription basis. Subscription revenue is recognized ratably over the subscription term after all revenue recognition criteria have been met. We generally invoice subscription agreements monthly in advance over the subscription period or monthly in arrears based on usage. Subscription revenue for our Unified Continuity and Networking solutions grows as the end-customers, managed by our MSP partners, add new subscription products, upgrade the service tier of their existing subscription products or increase the usage of their subscription products. Revenue from our Business Management solutions increases with the addition of employees of our MSP partners who require seat licenses, the proliferation of end-user devices managed by those MSPs and the expansion of products used by those MSPs to manage their SMB customers’ IT infrastructures.

We expect subscription revenue to continue to increase as a percentage of overall revenue as we offer more solutions that do not include a hardware device or professional services component, and as a result of the impact of renewals, which do not require hardware devices or professional services.

Device. Our device revenue is derived from the sale of hardware devices. Device revenue includes the sale of BCDR and Networking devices which enable us to deliver our BCDR and Networking services to our MSP partners under a recurring subscription model. Device revenue in 2018 also includes a higher amount of revenue from networking devices that were sold under a one-time revenue model on a standalone basis as compared to 2019. Revenue from devices in our Unified Continuity solution primarily consists of the sale of our proprietary data storage devices. Revenue from devices in our Networking solution primarily consists of the sale of wireless access points, switches, edge routers and managed power. We recognize revenue at a point in time when control of the hardware device has transferred to the MSP. Revenue from devices does not contribute significantly to overall revenue related to our Unified Continuity solution. We expect device revenue to continue to decrease as a percentage of overall revenue as we shifted in 2019 from selling networking devices on a one-time basis at a substantial upfront cost to packaging networking devices with cloud-based management software and services with lower upfront costs and a recurring subscription.

Professional services and other. We derive revenue from professional services associated with our Business Management offerings. These implementation and consulting services include configuration, database merging and data migration. Our professional services are generally priced on a time and materials basis and invoiced monthly with revenue recognized as the services are performed although we frequently discount our services. Over time, we expect professional services and other revenue to decrease as a percentage of total revenue, as we expect subscription revenue to grow at a faster pace.

Cost of revenue

Subscription. Subscription cost of revenue consists of costs directly related to our subscription services, including personnel costs related to operating our data centers and customer support operations, hosting and data center related costs, third-party software licenses and allocated facilities and overhead costs associated with delivering these services. We expect subscription cost of revenue to increase in absolute dollars as our subscription revenues increase in order to support additional transaction volume on our platform.

Device. Device cost of revenue consists of hardware, manufacturing, shipping and logistics, personnel costs and allocated facilities and overhead costs associated with delivering our hardware devices. We purchase both customized and off-the-shelf hardware from manufacturers. Our Unified Continuity products rely on a mix of off-the-shelf hardware and custom designed hardware. Our Networking devices generally consist of off-the-shelf hardware, although some of our devices feature a unique industrial design. We expect device cost of revenue to continue to decrease as a percentage of overall revenue as our revenue mix shifts to a higher percentage of cloud-based management software and services as part of a recurring subscription. As a result of our high customer retention rate, we expect an increasing portion of revenue will come from subscription renewals, which do not typically require a new device.

Professional services and other. Professional services and other cost of revenue consists primarily of personnel costs and allocated facilities and overhead associated with delivering implementation and consulting services. Our professional services implementations aim to ensure higher software utilization, greater upsell opportunity and lower churn over time. During 2019, we invested in our professional services organization to help ensure that MSP partners successfully deploy and adopt our offerings. We expect professional services and other cost of revenue to decrease as a percentage of total revenue as our revenue mix shifts to a higher percentage of cloud-based management software and services.

Depreciation and amortization. Depreciation and amortization cost of revenue consists of depreciation of server infrastructure and amortization of our developed technologies. We expect depreciation and amortization included in cost of revenue to increase in absolute dollars because of additional capital spending on infrastructure to support the anticipated increase in revenue.

Gross profit and gross margin

Gross profit, or revenue less cost of revenue, has been, and will continue to be, affected by various factors, including revenue fluctuations, the mix of revenue and the timing and amount of investments to expand our Datto Cloud infrastructure. We expect our gross profit to fluctuate from period to period but over time to increase in absolute dollars and we expect our gross margin to increase as we continue to expand subscription revenue as a percentage of total revenue and we increase our operational efficiency and realize economies of scale.

Operating expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses as well as depreciation and amortization. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, sales incentives, payroll taxes and stock-based compensation expense, as well as the related overhead costs to support our staff. Other significant components of operating expenses include events and travel, professional fees, allocated facilities and overhead costs, general marketing and promotion costs, payment processing fees and bad debt expense.

Sales and marketing

Sales and marketing expenses consist primarily of personnel costs and the related overhead costs to support our staff, costs for events and travel, costs of general marketing and promotional activities, payment processing fees and allocated facilities and overhead costs. We plan to continue to invest in sales and marketing by expanding our domestic and international go-to-market activities, hiring additional sales representatives and sponsoring additional marketing events and trade shows. The timing of these marketing events, such as DattoCon and DattoCon EMEA, will affect our marketing costs in any particular quarter. We expect our sales and marketing expenses to increase on an absolute dollar basis and continue to be our largest operating expense category for the foreseeable future, growing in line with or at a slower rate than revenues. Sales and marketing expenses may fluctuate as a percentage of our revenue from period to period because of the timing and extent of these expenses, including the timing of amortization of sales incentives and stock-based compensation expense.

Research and development

Research and development expenses consist primarily of personnel costs and the related overhead costs to support our staff, third-party professional fees and allocated facilities and overhead costs. As creators of technology, we believe that continued investments in research and development will contribute to attaining our strategic objectives and expect to hire additional resources accordingly. Research and development costs are expected to increase in absolute dollars as we invest in improving our existing solutions and creating new solutions for MSPs and their SMB customers. We expect our research and development expenses to increase as a percentage of our revenue over the long term, though the expense may fluctuate as a percentage of our revenue from period to period because of the timing and extent of these expenses, including the timing of stock-based compensation expense.

General and administrative

General and administrative expenses consist primarily of personnel costs and the related overhead costs to support our staff across the corporate functions of executive, finance, human resources, information technology, internal operations and legal, as well as third-party professional fees, bad debt expense, travel and allocated costs for facilities. We expect our general and administrative expenses to increase on an absolute dollar basis as our business grows but decrease as a percentage of total revenue over the long term. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including increased expenses for insurance, costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, investor relations and professional services expenses, and increased stock-based compensation expense.

Depreciation and amortization

Depreciation and amortization expenses not included in cost of revenue consist of amortization of tradenames and partner relationship intangibles as well as depreciation of other property and equipment such as leasehold improvements, furniture and fixtures, and computer equipment. We expect depreciation and amortization expenses not included in cost of revenue to increase on an absolute dollar basis as our business grows, but to remain generally consistent as a percentage of total revenue.

Other expense

Interest expense

Interest expense consists primarily of interest payments on outstanding borrowings under our Credit Facilities. We refinanced our then existing credit facility with the Credit Facilities in April 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Other expense

Other expense primarily consists of the net exchange (gains) or losses on foreign currency transactions and (gains) or losses on the disposal of assets.

Loss on extinguishment of debt

Loss on extinguishment of debt reflects the loss incurred in conjunction with our debt refinancing during the year ended December 31, 2019.

(Benefit from) provision for income tax

(Benefit from) provision for income tax consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

Stock Based Compensation

Stock based compensation expense is primarily recorded as a component of operating expenses, as well as a component of cost of revenue.

We have granted two categories of options which have similar characteristics except for their vesting requirements. The first category has only a service-based vesting condition, with vesting generally over a four-year period. The stock-based compensation recognized for these awards is set forth below under “—Results of Operations.” The second category contains both a performance condition and a service-based vesting condition. The performance condition is the closing of an initial public offering, or “IPO”.

For the periods presented, the performance condition was not deemed satisfied, as the closing of an initial public offering event is not deemed probable until consummated. As a result, no stock-based compensation expense has been recorded for these options in the periods presented. Upon the closing of the IPO, the performance condition will be satisfied and we will begin to record stock-based compensation for the performance-based options using the accelerated attribution method.

Results of Operations

The following table sets forth our consolidated statements of operations data for the period indicated:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
	(in thousands)
Revenue:
Subscription	$333,397	$412,167	$195,937	$233,595
Device	50,514	44,052	17,634	14,134
Professional services and other	3,444	2,533	1,362	1,397

Total revenue	387,355	458,752	214,933	249,126
Cost of revenue:
Subscription(1)	72,498	82,066	39,657	41,871
Device	50,813	53,933	22,555	16,375
Professional services and other	3,637	5,563	2,436	3,067
Depreciation and amortization	12,923	15,745	7,106	10,220

Total cost of revenue	139,871	157,307	71,754	71,533

Gross profit	247,484	301,445	143,179	177,593
Operating expenses:
Sales and marketing(1)	98,183	110,441	54,088	59,119
Research and development(1)	54,017	60,459	29,284	32,743
General and administrative(1)	57,913	73,903	32,875	41,956
Depreciation and amortization	28,953	27,417	13,724	13,780

Total operating expenses	239,066	272,220	129,971	147,598

Income from operations	8,418	29,225	13,208	29,995
Other expense:
Interest expense	55,380	43,437	24,199	16,525
Loss on extinguishment of debt	—	19,231	19,231	—
Other expense (income), net	802	256	(5)	(415)

Total other expense	56,182	62,924	43,425	16,110

(Loss) income before income taxes	(47,764)	(33,699)	(30,217)	13,885
Benefit from (provision for) income tax	10,041	2,511	4,534	(3,765)

Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120

(1)	Includes stock-based compensation as follows:

	Year ended December 31, 2018	Year ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
	(in thousands)
Cost of revenue—subscription	$140	$98	$57	$41
Selling and marketing	764	2,946	1,640	1,279
Research and development	1,020	3,510	2,817	621
General and administrative	2,211	5,661	3,174	1,831

Total stock-based compensation expense	$4,135	$12,215	$7,688	$3,772

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the period indicated:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Revenue:
Subscription	86.1%	89.8%	91.2%	93.8%
Device	13.0%	9.6%	8.2%	5.7%
Professional services and other	0.9%	0.6%	0.6%	0.6%

Total revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue:
Subscription	18.7%	17.9%	18.5%	16.8%
Device	13.1%	11.8%	10.5%	6.6%
Professional services and other	0.9%	1.2%	1.1%	1.2%
Depreciation and amortization	3.3%	3.4%	3.3%	4.1%

Total cost of revenue	36.1%	34.3%	33.4%	28.7%

Gross profit	63.9%	65.7%	66.6%	71.3%
Operating expenses:
Sales and marketing	25.3%	24.1%	25.2%	23.7%
Research and development	13.9%	13.2%	13.6%	13.1%
General and administrative	15.0%	16.1%	15.3%	16.8%
Depreciation and amortization	7.5%	5.9%	6.4%	5.5%

Total operating expenses	61.7%	59.3%	60.5%	59.2%

Income from operations	2.2%	6.4%	6.1%	12.0%
Other expense:
Interest expense	14.3%	9.4%	11.3%	6.6%
Loss on extinguishment of debt	—	4.2%	8.9%	0.0%
Other expense, net	0.2%	0.1%	0.0%	(0.2)%

Total other expense	14.5%	13.7%	20.2%	6.5%

(Loss) income before income taxes	(12.3)%	(7.3)%	(14.1)%	5.6%
Benefit from (provision for) income tax	2.6%	0.5%	2.1%	(1.5)%

Net (loss) income	(9.7)%	(6.8)%	(12.0)%	4.1%

Comparison of the Six Months Ended June 30, 2019 and 2020

Revenue

	Six Months Ended June 30,		$ Change	% Change
	2019	2020
	(dollars in thousands)
Revenue:
Subscription	$195,937	$233,595	$37,658	19.2%
Device	17,634	14,134	(3,500)	(19.8)%
Professional services and other	1,362	1,397	35	2.6%

Total revenue	$214,933	$249,126	$34,193	15.9%

Subscription

Subscription revenue increased $37.7 million, or 19.2%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in subscription revenue was primarily driven by increased sales of our Unified Continuity cloud-based offerings, as well as increases in Business Management and Networking offerings.

Device

Device revenue decreased $3.5 million, or (19.8)%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This decrease was primarily attributable to a lower volume of devices sold, partly as a result of the impact of the COVID-19 pandemic, which resulted in a lower volume of new subscriptions and thus a lower volume of BCDR devices and a decrease in the volume of networking devices, as well as the impact of our shift from selling a broader range of networking devices on a one-time basis to packaging networking devices with cloud-based management software and services with lower upfront costs and a recurring subscription.

Professional services and other

Professional services and other revenue for the six months ended June 30, 2020 was flat as compared to the six months ended June 30, 2019. Revenue from our cloud-based Business Management offerings increased as compared to the prior year, but we typically offer significant discounts on our professional services in order to encourage the adoption (and subsequent renewal) of our cloud-based Business Management offerings.

The COVID-19 pandemic had a modest impact on our revenue for the six months ended June 30, 2020, resulting in moderately slower subscription revenue growth and a lower volume of devices sold.

Cost of Revenue

	Six Months Ended June 30,		$ Change	% Change
	2019	2020
	(dollars in thousands)
Cost of revenue
Subscription	$39,657	$41,871	$2,214	5.6%
Device	22,555	16,375	(6,180)	(27.4)%
Professional services and other	2,436	3,067	631	25.9%
Depreciation and amortization	7,106	10,220	3,114	43.8%

Total cost of revenue	$71,754	$71,533	$(221)	(0.3)%

Subscription

Subscription cost of revenue for the six months ended June 30, 2020 increased $2.2 million, or 5.6%, as compared to the six months ended June 30, 2019. The increase was primarily driven by additional costs to support the growth of our SaaS subscription offerings, including increased personnel cost and higher hosting and data center costs for our Datto Cloud infrastructure. Also, the six months ended June 30, 2020 included $0.5 million of restructuring costs related to our reduction in workforce.

Device

Device cost of revenue decreased $6.2 million, or (27.4%), for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease was driven by the lower volume of devices sold in 2020, which resulted, in part, from the impact of the COVID-19 pandemic.

Professional services and other

Professional services and other cost of revenue increased $0.6 million, or 25.9%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was driven by growth in employee and related costs in our professional services organization to help ensure that MSP partners successfully deploy and adopt our Business Management cloud-based offerings. The six months ended June 30, 2020 included $0.1 million of costs related to our reduction in workforce.

Depreciation and amortization

Depreciation and amortization related to cost of revenue increased $3.1 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily attributable to additional capital expenditures for our Datto Cloud infrastructure to support the growth in subscriptions.

Gross Profit and Gross Margin

	Six Months Ended June 30,		$ Change	% Change
	2019	2020
	(dollars in thousands)
Gross profit:
Subscription .…	$156,280	$191,724	$35,444	22.7%
Device	(4,921)	(2,241)	2,680	(54.5)%
Professional services and other	(1,074)	(1,670)	(596)	55.6%
Depreciation and amortization	(7,106)	(10,220)	(3,114)	43.8%

Total gross profit…	$143,179	$177,593	$34,414	24.0%

	Six Months Ended June 30,
	2019	2020
Gross margin:
Subscription	79.8%	82.1%
Device	(27.9)%	(15.8)%
Professional services and other	(78.8)%	(119.5)%
Total gross margin	66.6%	71.3%

Our gross profit increased $34.4 million, or 24.0%, and our gross margin increased by 470 basis points for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily driven by growth in subscription revenue and to a lesser extent by the reduction in device cost of revenue. The loss on device sales decreased for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily as a result of lower volume, as devices are typically sold at a substantial upfront discount in order to secure the related recurring subscription. The loss on Professional services and other increased for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily as a result of investment in our professional services organization in order to drive adoption of our Business Management offerings.

The increase in gross margin was primarily driven by the increase, as a percentage of total revenue, in subscription revenue, which has a higher gross margin as compared to device and professional services and other revenue.

Operating Expenses

	Six Months Ended June 30,		$ Change	% Change
	2019	2020
	(dollars in thousands)
Operating expenses:
Sales and marketing	$54,088	$59,119	$5,031	9.3%
Research and development	29,284	32,743	3,459	11.8%
General and administrative	32,875	41,956	9,081	27.6%
Depreciation and amortization	13,724	13,780	56	0.4%

Total operating expenses	$129,971	$147,598	$17,627	13.6%

As a percentage of total revenue
Sales and marketing	25.2%	23.7%
Research and development	13.6%	13.1%
General and administrative	15.3%	16.8%

Sales and marketing

Sales and marketing expense increased by $5.0 million, or 9.3%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, driven by increased employee and related costs, including costs related to our workforce reduction of $1.9 million, and higher payment processing fees resulting from additional volume. The increases were partially offset by lower marketing, travel and events costs resulting from the COVID-19 pandemic, including the cancellation of DattoCon. In light of the COVID-19 pandemic, we curtailed on-site sales and marketing activities near the end of March 2020, which continued through the second quarter of 2020. Our annual DattoCon event, which was scheduled for June 2020, was cancelled, and our DattoCon EMEA event scheduled for October 2020 is also likely to be impacted by the COVID-19 pandemic. During the pandemic we have hosted virtual events in order to continue to engage with the MSP community. Sales and marketing expense includes $1.3 million and $1.6 million in stock-based compensation expense for the six months ended June 30, 2020 and June 30, 2019, respectively.

Research and development

Research and development expense increased by $3.5 million, or 11.8%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily driven by increases in employee and related costs, including costs related to our workforce reduction of $0.9 million, partially offset by lower travel costs resulting from the COVID-19 pandemic. Research and development expense includes $0.6 million and $2.8 million in stock-based compensation for the six months ended June 30, 2020 and June 30, 2019, respectively.

General and administrative

General and administrative expense increased by $9.1 million, or 27.6%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, driven primarily by an increase in bad debt based upon the aging profile of receivables, which reflects the impact of the COVID-19 pandemic, higher professional fees and costs related to enterprise systems, increased employee and related costs, including costs related to our workforce reduction of $0.4 million, transaction related and other costs of $1.3 million primarily related to public company readiness and acquisition costs, and $1.0 million of expense resulting from the decision to discontinue development of a back-office system, partially offset by lower travel and events costs resulting from the COVID-19 pandemic. General and administrative expense includes $1.8 million and $3.2 million in stock-based compensation for the six months ended June 30, 2020 and June 30, 2019, respectively.

The COVID-19 pandemic impacted our operating expenses during the six months ended June 30, 2020, primarily as a result of measures implemented to ensure the safety of our employees, including reduced employee travel and cancelling or shifting our conferences and other MSP partner events to virtual-only. Our DattoCon event, which was scheduled for June 2020, was cancelled. However, our operating expenses did increase as a result of restructuring costs incurred during the six months ended June 30, 2020, of which $3.2 million were recorded within operating expenses and $0.6 million were recorded within cost of revenue. The restructuring costs primarily related to a reduction in workforce, which impacted approximately 10% of our employees. In addition, bad debt expense increased as a result of extensions of our accounts receivables aging profile resulting from somewhat slower cash collections and requests for payment relief from our partners.

Depreciation and amortization

Depreciation and amortization expense related to operating expenses for the six months ended June 30, 2020 of $13.7 million was consistent with the amount of expense for the six months ended June 30, 2019.

Other Expenses and Income Tax Expense (Benefit)

Interest expense

Interest expense for the six months ended June 30, 2020 decreased $7.7 million compared to the six months ended June 30, 2019, primarily as a result of lower interest rates and the impact of our debt refinancing in April 2019.

Loss on extinguishment of debt

A loss on extinguishment of debt of $19.2 million was recorded in the six months ended June 30, 2019 in conjunction with our debt refinancing in April 2019, which is comprised of a prepayment penalty of $10.4 million and the write-off of deferred financing costs of $8.8 million.

Other expense (income), net

Other income, net for the six months ended June 30, 2020 increased $0.4 million as compared to the six months ended June 30, 2019, primarily as a result of the impact of exchange rate fluctuations on transactions denominated in a foreign currency.

(Benefit from) provision for income tax

We incurred a provision for income tax of $3.8 million for the six months ended June 30, 2020, as compared to a benefit from income tax of $4.5 million for the six months ended June 30, 2019. The effective tax rate for the six months ended June 30, 2020 and June 30, 2019 was 27.1% and 15%, respectively. The higher effective tax rate for the six months ended June 30, 2020 is primarily related to a shift from a pre-tax loss for the six months ended June 30, 2019 to pre-tax income; the GILTI inclusion for US tax purposes; the inability to recognize tax benefits from certain foreign jurisdictions; and non-recurring tax benefits for the period ended June 30, 2019.

Comparison of the Years Ended December 31, 2018 and December 31, 2019

Revenue

	Year Ended December 31, 2018	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Revenue:
Subscription	$333,397	$412,167	$78,770	23.6%
Device	50,514	44,052	(6,462)	(12.8)%
Professional services and other	3,444	2,533	(911)	(26.5)%

Total revenue	$387,355	$458,752	$71,397	18.4%

Subscription

Subscription revenue increased $78.8 million, or 23.6% for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in subscription revenue was primarily driven by increased sales of our Unified Continuity and Business Management cloud-based offerings, as well as increased sales of SaaS offerings related to our Networking devices.

Device

Device revenue decreased $6.5 million, or (12.8)% for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily attributable to our shift from selling networking devices on a one-time basis at a substantial upfront cost to packaging networking devices with cloud-based management software and services with lower upfront costs and a recurring subscription.

Professional services and other

Professional services and other revenue decreased $0.9 million, or (26.5)% for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of offering increased discounts on our professional services to encourage the adoption (and subsequent renewal) of our cloud-based Business Management offerings.

Cost of Revenue

	Year Ended December 31, 2018	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Cost of revenue:
Subscription	$72,498	$82,066	$9,568	13.2%
Device	50,813	53,933	3,120	6.1%
Professional services and other	3,637	5,563	1,926	53.0%
Depreciation and amortization	12,923	15,745	2,822	21.8%

Total cost of revenue	$139,871	$157,307	$17,436	12.5%

Subscription

Subscription cost of revenue increased by $9.6 million, or 13.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily driven by additional costs to support the growth of our SaaS subscription offerings, including increased staffing levels and increased hosting and data center costs for our Datto Cloud infrastructure.

Device

Device cost of revenue increased $3.1 million, or 6.1% for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of inventory write offs for defective and unsalable inventory, as we determined certain inventory components were not functional.

Professional services and other

Professional services and other cost of revenue increased $1.9 million, or 53.0% for the year ended December 31, 2019 compared to the year ended December 31, 2018, driven by growth in employee and related costs in our professional services organization to help ensure that MSP partners successfully deploy and adopt our Business Management cloud-based offerings.

Depreciation and amortization

Depreciation and amortization related to cost of revenue increased $2.8 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was attributable primarily to additional capital expenditures for our Datto Cloud infrastructure to support the growth in subscriptions.

Gross Profit and Gross Margin

	Year Ended December 31, 2018	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Gross profit:
Subscription	$260,899	$330,101	$69,202	26.5%
Device	(299)	(9,881)	(9,582)	NM
Professional services and other	(193)	(3,030)	(2,837)	NM
Depreciation and amortization	(12,923)	(15,745)	(2,822)	21.8%

Total gross profit	$247,484	$301,455	$53,961	21.8%

Gross margin:
Subscription	78.3%	80.1%
Device	(0.6)%	(22.4)%
Professional services and other	(5.6)%	(119.6%)
Total gross margin	63.9%	65.7%

NM – percentage change is not meaningful

Our gross profit increased $54.0 million, or 21.8%, and our gross margin increased by 180 basis points for the year ended December 31, 2019 compared to the year ended December 31, 2018, driven by growth in subscription revenue. Gross profit for device and professional services and other decreased from the year ended December 31, 2018 primarily as a result of discounts offered in conjunction with our strategy to decrease the upfront price paid for our devices in order to secure recurring subscriptions and the investment in our professional services organization.

Operating Expenses

	Year Ended December 31, 2018	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Operating expenses:
Sales and marketing	$98,183	$110,441	$12,258	12.5%
Research and development	54,017	60,459	6,442	11.9%
General and administrative	57,913	73,903	15,990	27.6%
Depreciation and amortization	28,953	27,417	(1,536)	(5.3)%

Total operating expenses	$239,066	$272,220	$33,154	13.9%

As a percentage of total revenue
Sales and marketing	25.3%	24.1%
Research and development	13.9%	13.2%
General and administrative	15.0%	16.1%

Sales and marketing

Sales and marketing expense increased by $12.3 million, or 12.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, driven by an increase in employee and related costs resulting from additional staffing and increased commissions as a result of the increase in revenue, as well as an increase in payment processing fees related to higher sales volume. These increases were partially offset by modestly lower advertising and promotion expenses. Sales and marketing expense included $2.9 million and $0.8 million in stock-based compensation expense for the years ended December 31, 2019 and December 31, 2018, respectively.

Research and development

Research and development expense increased by $6.4 million, or 11.9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of an increase in employee and related costs because of increased staffing levels. Research and development expense included $3.5 million and $1.0 million in stock-based compensation expense for the years ended December 31, 2019 and December 31, 2018, respectively.

General and administrative

General and administrative expense increased by $16.0 million, or 27.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, driven primarily by an increase in professional fees and expenses for billing and financial systems to improve our internal processes, as well as an increase in employee and related costs resulting from increased staffing levels. These expenses were primarily related to our preparations to become a public company. In addition, we incurred an additional $4.0 million of bad debt expense as a result of billing system conversion issues experienced in 2019 which contributed to collection challenges. General and administrative expense included $5.7 million and $2.2 million in stock-based compensation expense for the years ended December 31, 2019 and December 31, 2018, respectively.

Depreciation and amortization

Depreciation and amortization expense related to operating expenses decreased $1.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily driven by the end of the useful life of an acquired intangible asset, partially offset by an increase in depreciation for leasehold improvements and additions of computer equipment to support increased staffing levels.

Other Expenses

Interest expense

Interest expense decreased $11.9 million, or (21.6)%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of the lower interest rate from our debt refinancing in April 2019.

Loss on extinguishment of debt

A loss on extinguishment of debt of $19.2 million was recorded in conjunction with our debt refinancing in April 2019, which included a prepayment penalty of $10.4 million and the write-off of deferred financing costs of $8.8 million.

Other expense (income), net

Other expense, net decreased $0.5 million primarily because of net exchange (gains) or losses on foreign currency transactions and decreased losses on the disposal of assets.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the ten fiscal quarters ended June 30, 2020, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands, except per share amounts)
Revenue:
Subscription	$76,437	$80,807	$85,687	$90,466	$96,074	$99,863	$105,170	$111,060	$115,995	$117,600
Device	10,384	12,315	13,661	14,154	8,705	8,929	11,948	14,470	8,081	6,053
Professional services and other	1,019	847	580	998	682	680	575	596	587	810

Total revenue	87,840	93,969	99,928	105,618	105,461	109,472	117,693	126,126	124,663	124,463
Cost of revenue:
Subscription(1)	18,032	18,254	18,117	18,095	19,376	20,281	20,815	21,594	21,766	20,105
Device	10,875	12,578	12,836	14,524	10,631	11,924	14,036	17,342	9,117	7,258
Professional services and other	864	849	911	1,013	1,168	1,268	1,438	1,689	1,538	1,529
Depreciation and amortization	3,083	3,185	3,353	3,302	3,434	3,672	4,150	4,489	4,994	5,226

Total cost of revenue	32,854	34,866	35,217	36,934	34,609	37,145	40,439	45,114	37,415	34,118

Gross profit	54,986	59,103	64,711	68,684	70,852	72,327	77,254	81,012	87,248	90,345
Operating expenses:
Sales and marketing(1)	23,835	26,191	23,768	24,389	26,651	27,437	25,084	31,269	31,957	27,162
Research and development(1)	12,529	13,414	14,179	13,895	14,471	14,813	14,640	16,535	16,733	16,010
General and administrative(1)	12,766	13,888	13,650	17,609	14,785	18,090	17,680	23,348	21,784	20,172
Depreciation and amortization	7,854	7,658	6,711	6,730	6,856	6,868	6,782	6,911	6,917	6,863

Total operating expenses	56,984	61,151	58,308	62,623	62,763	67,208	64,186	78,063	77,391	70,207

(Loss) income from operations	(1,998)	(2,048)	6,403	6,061	8,089	5,119	13,068	2,949	9,857	20,138
Other expense:
Interest expense	13,241	13,714	14,063	14,362	14,303	9,896	9,932	9,306	9,006	7,519
Loss on extinguishment of debt	—	—	—	—	—	19,231	—	—	—	—
Other expense (income), net	213	546	(354)	397	203	(208)	7	254	1,329	(1,744)

Total other expense	13,454	14,260	13,709	14,759	14,506	28,919	9,939	9,560	10,335	5,775

(Loss) income before income taxes	(15,452)	(16,308)	(7,306)	(8,698)	(6,417)	(23,800)	3,129	(6,611)	(478)	14,363
Benefit from (provision for) income taxes	2,194	3,903	1,780	2,164	2,968	1,566	(404)	(1,619)	1,831	(5,596)

Net (loss) income	$(13,258)	$(12,405)	$(5,526)	$(6,534)	$(3,449)	$(22,234)	$2,725	$(8,230)	$1,353	$8,767

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands, except per share amounts)
Net (loss) income per share attributable to common stockholders:
Basic	$(0.10)	$(0.09)	$(0.04)	$(0.05)	$(0.03)	$(0.16)	$0.02	$(0.06)	$0.01	$0.06

Diluted	$(0.10)	$(0.09)	$(0.04)	$(0.05)	$(0.03)	$(0.16)	$0.02	$(0.06)	$0.01	$0.06

Weighted-average shares used in computing net (loss) income per share:
Basic	135,557,926	135,557,926	135,557,926	135,341,438	135,195,800	135,195,800	135,195,800	135,262,441	135,386,420	135,548,740

Diluted	135,557,926	135,557,926	135,557,926	135,341,438	135,195,800	135,195,800	135,615,949	135,262,441	136,268,713	136,159,449

(1)	Includes stock-based compensation as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Cost of revenue—subscription	$14	$41	$41	$44	$35	$22	$20	$21	$20	$21
Sales and marketing	30	233	246	255	905	735	619	687	644	635
Research and development	23	113	376	508	2,179	638	234	459	310	311
General and administrative	28	241	825	1,117	1,755	1,419	893	1,594	940	891

Total stock-based compensation expense	$95	$628	$1,488	$1,924	$4,874	$2,814	$1,766	$2,761	$1,914	$1,858

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Revenue:
Subscription	87.0%	86.0%	85.7%	85.7%	91.1%	91.2%	89.4%	88.1%	93.0%	94.5%
Device	11.8	13.1	13.7	13.4	8.3	8.2	10.2	11.5	6.5	4.9
Professional services and other	1.2	0.9	0.6	0.9	0.6	0.6	0.5	0.5	0.5	0.7

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:	—	—	—	—	—	—	—	—	—	—
Subscription	20.5	19.4	18.1	17.1	18.4	18.5	17.7	17.1	17.5	16.2
Device	12.4	13.4	12.8	13.8	10.1	10.9	11.9	13.7	7.3	5.8
Professional services and other	1.0	0.9	0.9	1.0	1.1	1.2	1.2	1.3	1.2	1.2
Depreciation and amortization	3.5	3.4	3.4	3.1	3.3	3.4	3.5	3.6	4.0	4.2

Total cost of revenue	37.4	37.1	35.2	35.0	32.8	33.9	34.4	35.8	30.0	27.4

Gross profit	62.6	62.9	64.8	65.0	67.2	66.1	65.6	64.2	70.0	72.6
Operating expenses:
Sales and marketing	27.1	27.9	23.8	23.1	25.3	25.1	21.3	24.8	25.6	21.8
Research and development	14.3	14.3	14.2	13.2	13.7	13.5	12.4	13.1	13.4	12.9

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
General and administrative	14.5	14.8	13.7	16.7	14.0	16.5	15.0	18.5	17.5	16.2
Depreciation and amortization	8.9	8.1	6.7	6.4	6.5	6.3	5.8	5.5	5.5	5.5

Total operating expenses	64.9	65.1	58.4	59.3	59.5	61.4	54.5	61.9	62.1	56.4

(Loss) income from operations	(2.3)	(2.2)	6.4	5.7	7.7	4.7	11.1	2.3	7.9	16.2
Other expense:
Interest expense	15.1	14.6	14.1	13.6	13.6	9.0	8.4	7.4	7.2	6.0
Loss on extinguishment of debt	—	—	—	—	—	17.6	—	—	—	—
Other expense (income), net	0.2	0.6	(0.4)	0.4	0.2	(0.2)	0.0	0.2	1.1	(1.4)

Total other expense	15.3	15.2	13.7	14.0	13.8	26.4	8.4	7.6	8.3	4.6

(Loss) income before income taxes	(17.6)	(17.4)	(7.3)	(8.2)	(6.1)	(21.7)	2.7	(5.2)	(0.4)	11.5
Benefit from (provision for) income taxes	2.5	4.2	1.8	2.0	2.8	1.4	(0.3)	(1.3)	1.5	(4.5)

Net (loss) income	(15.1)%	(13.2)%	(5.5)%	(6.2)%	(3.3)%	(20.3)%	2.3%	(6.5)%	1.1%	7.0%

Quarterly Revenue Trends

Our quarterly revenue increased in the periods presented primarily as a result of increases in revenue from existing MSP partners as well as revenue from new partners. Subscription revenue has increased as a percentage of total revenue over time, accounting for over 94% of total revenue in the three months ended June 30, 2020. While this percentage was somewhat impacted by the COVID-19 pandemic, as we sold fewer devices as a result of adding fewer new contracts, the increase in the percentage of subscription revenue to total revenue reflects the emphasis by our entire company in developing, marketing and selling subscriptions to our cloud-based solutions. For our subscription revenue, a portion of the revenue that we report in each period may be attributable to the recognition of deferred revenue recorded in prior periods. As such, increases or decreases in new sales or renewals in any one period may not be immediately reflected in our revenue for that period and may instead affect future periods.

Quarterly Operating Expense Trends

Our operating expenses have generally increased because of growth in our revenue, MSP partners and subscriptions and are primarily related to increases in personnel and the associated overhead costs to support our expanding operations and our continued investments in technology solutions and service capabilities. However, after the outbreak of the COVID-19 pandemic, we have seen slower growth in certain operating expenses resulting from the virtualization or cancellation of customer and employee events, including the cancellation of DattoCon in June 2020, reduced business travel, reduced marketing expense, and deferred hiring for some positions. We incurred approximately $3.8 million for restructuring activities in the second quarter of 2020, primarily related to severance for a reduction in workforce, including $0.6 million recorded in cost of revenue and $3.2 million recorded in operating expenses.

Liquidity and Capital Resources

General

As of June 30, 2020, our principal source of liquidity was cash and restricted cash totaling $61.0 million, of which $27.0 million was denominated in foreign currencies.

We have financed our operations primarily through cash received from operations and debt financing, and have historically used cash in our operating and investing activities, as we have invested in our infrastructure to meet increasing demand for our products and services and drive continued growth. However, in response to the spread of COVID-19 and its impacts on the world economy, we undertook various measures to improve our liquidity position and match our cost structure to our revenue and cash generation activities.

In February and March 2020, we drew down the remaining available balance of $32.1 million under our Revolving Credit Facility for working capital purposes, as well as to strengthen our cash position and maintain flexibility given the uncertainty in the global economy as a result of the COVID-19 pandemic. We also focused on matching our cost structure to our reduced growth expectations as a result of the COVID-19 pandemic, resulting in lower expenses and deferral of certain capital projects, as well as a reduction in workforce in May 2020. In addition, the COVID-19 pandemic resulted in a reduction of marketing, event and travel costs, including cancellation of DattoCon, which was scheduled to take place in June 2020. We also elected to defer payment of our obligation for social security tax for the remainder of 2020 as provided in the CARES Act, resulting in a reduction in cash outflows of $2.3 million during the six months ended June 30, 2020. These actions combined to increase cash provided by operating activities for the six months ended June 30, 2020 to $24.0 million. We believe our existing cash and cash provided by sales of our solutions will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. We also believe these financial resources will allow us to manage the impact of COVID-19 on our business operations for the foreseeable future, including mitigating potential reductions in revenue and delays in payments from our MSP partners. In the long-term, we expect our operating cash flows to improve as we experience economies of scale and increase our operational efficiency, including realizing the full impact of measures undertaken to increase operating efficiency as a result of the COVID-19 pandemic. We expect to make continued investments in supporting the growth of our business, although we will closely monitor the evolving landscape resulting from COVID-19 to ensure we match our cost structure to our revenue and cash generation activities.

Our future capital requirements will depend on several factors, including but not limited to, our obligation to repay any remaining balance under our Credit Facilities or, as applicable, our Post-IPO Credit Facility, and under any other future indebtedness, our subscription growth rate and the need to invest in our Datto Cloud infrastructure to support such growth, the timing of cash receipts and payments, the timing and extent of spending to support research and development, the pace of expansion of sales and marketing activities, the level of investment in back-office infrastructure, and the amount of costs to operate as a public company. In the future, we may also enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

Certain partners pay in advance for quarterly, annual or multi-year subscriptions, a portion of which is recorded as deferred revenue. Deferred revenue consists of revenue to be recognized subsequent to collection. As of June 30, 2020, we had deferred revenue of $26.2 million, of which $23.3 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Credit Facilities

On April 2, 2019, we entered into a $600.0 million credit facility with a syndicate of lenders, comprised of a $550.0 million term loan facility, or our Term Loan Facility, and a $50.0 million revolving credit facility, or our Revolving Credit Facility, and together with the Term Loan Facility, our Credit Facilities. A portion of the proceeds under the Term Loan Facility was used to repay borrowings outstanding under our then existing credit facility, together with accrued interest, a prepayment penalty and related expenses. As of June 30, 2020, we had

$544.5 million and $47.1 million of principal balances outstanding under our Term Loan Facility and Revolving Credit Facility, respectively.

Borrowings under the Credit Facilities bear interest at a rate per annum, at our option, equal to an applicable margin, plus, (a) for alternative base rate borrowings, the highest of (i) the prime rate in effect on such day as determined by the administrative agent, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) LIBOR (subject to a floor of 0.0%) plus 1.00% and (b) for eurocurrency borrowings, LIBOR for the relevant interest period divided by 1 minus the Statutory Reserves (if any) (each term as defined in the Credit Facilities credit agreement) (subject to a floor of 0.0%). The applicable margin for borrowings under the Credit Facilities is (a) with respect to term loan borrowings, 3.25% for alternate base rate borrowings and 4.25% for eurocurrency borrowings, and (b) with respect to revolving loans, 3.25% for alternate base rate borrowings and 4.25% for eurocurrency borrowings when our first lien leverage ratio is greater than 4.50 to 1.00, with step downs to (i) 3.00% for alternate base rate borrowings and 4.00% for eurocurrency borrowings when our first lien leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00 and (ii) 2.75% for alternate base rate borrowings and 3.75% for eurocurrency when our first lien leverage ratio is less than or equal to 4.00 to 1.00. Our first lien leverage ratio is determined in accordance with the terms of the Credit Facilities. The interest rate on our Term Loan Facility was 6.05% and 4.43% at December 31, 2019 and June 30, 2020, respectively, and the interest rate on our Revolving Credit Facility was 5.52% and 3.93% at December 31, 2019 and June 30, 2020, respectively.

The Credit Facilities also include an “accordion” feature which permits us to request increased first lien, second lien, junior secured or unsecured debt through an incremental facility in an aggregate amount equal to (1) the greater of $114 million and 100% of EBITDA (as defined under the Credit Facilities), plus (2) an unlimited amount subject to pro forma compliance with (as applicable) (x) for first lien debt, a first lien leverage ratio of 5.0x, (y) for second lien debt, a senior secured leverage ratio of 7.50x and (z) for junior secured or unsecured debt, a total leverage ratio of 7.75x. The incurrence of incremental debt under this the accordion feature is subject to customary terms and conditions including, without limitation, the absence of an existing default, the bring down of representations and warranties, customary amendment documentation and certain minimum borrowing amounts. As of June 30, 2020, we were eligible to request up to $496.0 million in borrowings under the accordion feature.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
	(in thousands)
Net cash (used in) provided by operating activities	$(10,559)	$11,235	$1,759	$23,975
Net cash used in investing activities	(28,199)	(38,226)	(20,110)	(22,000)
Net cash (used in) provided by financing activities	(5,182)	18,505	21,661	30,629

Operating Activities

For the six months ended June 30, 2020, net cash provided by operating activities was $24.0 million, which resulted from net income of $10.1 million, adjusted for non-cash charges of $36.3 million and net cash outflow of $22.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization expenses of $24.0 million, provision for doubtful accounts of $4.3 million, stock-based compensation expense of $3.8 million and deferred income taxes of $2.8 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase in inventory of $11.7 million, which was in part a result of the timing of purchases in order to mitigate the potential risk of disruption of our supply chain from suppliers located in Asia from the COVID-19 pandemic, a decrease in accounts payable and accrued expenses of $4.5 million because of the timing of payments, and an increase in other assets of $2.8 million driven by deferred contract acquisition costs. We elected to defer payment of our obligation for social security tax for the remainder of 2020 as provided in the CARES Act, resulting in a reduction in cash outflows of $2.3 million during the six months ended June 30, 2020.

For the six months ended June 30, 2019, net cash provided by operating activities was $1.8 million, which resulted from a net loss of $25.7 million, adjusted for non-cash charges of $44.1 million and net cash outflow of $16.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization expenses of $20.8 million, loss on extinguishment of debt of $19.2 million, and stock-based compensation of $7.7 million, partially offset by a decrease in deferred income taxes of $5.7 million. The net cash outflow from changes in operating assets and liabilities were primarily driven by an increase in other assets of $10.8 million driven by deferred contract acquisition costs, an increase in accounts receivable of $5.7 million, partially offset by an increase in accounts payable and accrued expenses of $4.2 million because of the timing of payments.

For the year ended December 31, 2019, net cash provided by operating activities was $11.2 million, which resulted from a net loss of $31.2 million, adjusted for non-cash charges of $80.2 million and net cash outflow of $37.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization expenses of $43.2 million, loss on extinguishment of debt of $19.2 million and stock-based compensation expense of $12.2 million, partially offset by a decrease in deferred income taxes of $6.1 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase in other assets of $24.2 million, including a $14.9 million increase in deferred contract acquisition costs, an increase of $6.0 million in contract assets, and an increase in capitalized costs for cloud computing arrangements. In addition, accounts receivables increased $10.8 million as a result of the growth in revenue and the timing of cash receipts, which was impacted by a system conversion implemented in 2019 which contributed to collection challenges, and deferred revenue decreased $7.9 million as a result of the timing of invoicing. The increase in operating assets was partially offset by an increase in accounts payable and accrued expenses of $14.8 million as a result of the timing of payments.

For the year ended December 31, 2018, net cash used in operating activities was $10.6 million, which resulted from a net loss of $37.7 million, adjusted for non-cash charges of $40.2 million and net cash outflow of $13.0 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization expenses of $41.9 million and stock-based compensation of $4.1 million, partially offset by a decrease in deferred income taxes of $11.9 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase in other assets of $15.9 million related to increased deferred commission costs and capitalized costs for cloud computing arrangements, partially offset by an increase in deferred revenue of $13.8 million as a result of the impact of purchase accounting adjustments, related primarily to the fair value assigned to deferred revenue in the Vista Acquisition, as well as the overall increase in revenue.

Investing Activities

Cash used in investing activities was $22.0 million during the six months ended June 30, 2020, primarily resulting from investment in servers for our Datto Cloud infrastructure to support our overall subscription growth. In addition, we incurred expenses for leasehold improvements and furniture and fixtures to expand and update certain offices and purchased computer equipment to support our increase in workforce.

Cash used in investing activities was $20.1 million during the six months ended June 30, 2019, primarily resulting from investment in servers for our Datto Cloud infrastructure to support our overall subscription growth. In addition, we incurred expenses for leasehold improvements and for furniture and fixtures to expand and update certain offices and purchased computer equipment to support our increase in workforce.

Cash used in investing activities was $38.2 million during the year ended December 31, 2019, primarily resulting from investment in servers for our Datto Cloud infrastructure to support our overall subscription growth. In addition, we incurred expenses for leasehold improvements to expand and update certain offices and purchased computer equipment to support our growth in workforce.

Cash used in investing activities was $28.2 million during the year ended December 31, 2018, primarily resulting from investment in servers for our Datto Cloud infrastructure to support our overall subscription growth. In addition, we incurred expenses for leasehold improvements to expand and update certain offices and purchased computer equipment in order to support our growth in workforce.

Financing Activities

Cash provided by financing activities was $30.6 million during the six months ended June 30, 2020, reflecting proceeds from our Revolving Credit Facility of $32.1 million and proceeds from stock option exercises of $2.5 million, partially offset by the scheduled amortization payments of our Term Loan Facility of $2.8 million and principal payments under various capital lease arrangements.

Cash provided by financing activities was $21.7 million during the six months ended June 30, 2019, primarily reflecting proceeds from our Credit Facilities of $562.3 million. The proceeds were partially utilized to repay the outstanding balance of our previous term loan of $520.3 million, to fund a pre-payment penalty of $10.4 million incurred on our previous term loan, and to pay financing costs of $8.8 million incurred in securing our new Credit Facilities. In addition, we paid $1.1 million in settlement of certain stock-based awards held by terminated employees.

Cash provided by financing activities was $18.5 million during the year ended December 31, 2019, primarily reflecting proceeds from our Credit Facilities of $562.3 million, partially offset by repayment of our previous term loan of $520.3 million, a pre-payment penalty of $10.4 million incurred on our previous term loan, and deferred financing costs of $8.8 million incurred in securing our Credit Facilities. In addition, we paid $1.4 million in settlement of certain stock-based awards held by terminated employees.

Cash used in financing activities was $5.2 million during the year ended December 31, 2018, including $4.2 million for the repurchase of common stock and the settlement of stock-based payment awards and $1.0 million for the repayment of outstanding debt related to capital leases.

Contractual Obligations and Commitments

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2019:

	Payments due by Period
	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 years
	(in thousands)
Credit Facilities—principal(1)	$562,250	$5,500	$11,000	$26,000	$519,750
Term Loan Facility—interest(2)	203,786	33,622	65,863	64,601	39,700
Revolving Credit Facility—interest(3)	3,519	827	1,654	1,038	—
Revolving Credit Facility—commitment fees(4)	745	175	350	220	—
Operating lease obligations	44,606	9,133	13,764	13,349	8,360

Total	$814,906	$49,257	$92,631	$105,208	$567,810

(1)	On April 2, 2019, we refinanced our then existing credit facility with Credit Suisse AG. The Credit Facilities are comprised of a $550.0 million Term Loan Facility and a $50.0 million Revolving Credit

Facility. The terms of the Term Loan Facility include a seven-year maturity, a variable interest rate (6.75% at closing) and quarterly amortization payments equal to 0.25% of the original principal amount. The terms of the Revolving Credit Facility include a variable interest rate and a five-year maturity. The table assumes a repayment of the outstanding Revolving Credit Facility at its contractual term of April 2024. In February and March 2020 we drew down the remaining available balance of $32.1 million under our Revolving Credit Facility for working capital purposes as well as to strengthen our cash position and maintain flexibility given the uncertainty in the global economy as a result of the COVID-19 pandemic.
(2)

Interest payments that relate to the Term Loan Facility are calculated and estimated for the periods presented based on the expected principal balance in accordance with our debt amortization schedule and the interest rate of 6.05% as of December 31, 2019. Excluded from these payments is the amortization of debt issuance costs related to our indebtedness. Outstanding amounts under our Term Loan Facility bear interest at a floating interest rate. The interest rate on our Term Loan Facility as of June 30, 2020 was 4.43%, which results in a decrease in interest payments from July 1, 2020 through maturity in April 2026 of approximately $50 million as compared to interest payments which would be due at the interest rate of 6.05% as of December 31, 2019.

(3)

Interest payments that relate to the Revolving Credit Facility are calculated and estimated for the periods presented based on the principal balance outstanding of $15.0 million and the interest rate of 5.52% as of December 31, 2019. Outstanding amounts under our Revolving Credit Facility bear interest at a floating interest rate. As of June 30, 2020, the principal balance outstanding was $47.1 million, and the interest rate was 3.93%. The net impact of the increase in outstanding principal balance and the lower interest rate results in an increase in interest payments from July 1, 2020 through maturity in April 2024 of approximately $4 million as compared to interest payments which would be due at the outstanding principal balance of $15.0 million and the interest rate of 5.52% as of December 31, 2019.

(4)	We are required to pay a commitment fee of 0.50% based on the unused portion of the revolving credit facility.

Impact of Inflation

While inflation may impact our net revenues and costs of revenues, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify MSP partners, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations and comprehensive loss or consolidated statement of cash flows. In connection with this offering, we will enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements as of June 30, 2020.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding shareholder advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

U.K.’s Referendum Decision to Exit the European Union

The United Kingdom left the European Union on January 31, 2020. Pursuant to the formal withdrawal agreements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020 (the “Transition Period”), during which E.U. rules will continue to apply. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period. We continue to monitor the status of the negotiations and plan for potential political, economic and social instability. Since we have historically provided our Business Management (PSA) and SaaS Protection products to European customers from a U.K. data center and have supported certain older BCDR devices through our U.K. data center, we have taken the following steps to mitigate the potential impact of Brexit on our operations:

•	developed infrastructure that will allow us to provide both our PSA and SaaS Protection products out of our data center in Germany;

•	permitted European customers to move their PSA, SaaS Protection and BCDR service instances from the U.K. to Germany;

•	published a notice on our website regarding our Brexit preparations and the process to migrate accounts out of the U.K.;

•	sent emails regarding Brexit to our potentially impacted customers; and

•	began implementing a system where new customers will be able to track the region in which data is stored and opt for the desired location.

The ultimate impact of Brexit on our business operations and financial results is uncertain. For additional information on risks related to Brexit, see “Risk Factors—Risks Related to Our Business and Industry.”

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements.

Goodwill and Long-Lived Assets

When we acquire businesses, we allocate the purchase price to the fair value of the assets acquired and liabilities assumed, including identifiable intangible assets. Any residual purchase price is recorded as goodwill.

The fair value of identifiable intangible assets is based on significant judgments made by management. We typically engage third-party valuation appraisal firms to assist us in determining the fair values and useful lives of the assets acquired. Such valuations and useful life determinations require us to make significant estimates and assumptions. These estimates and assumptions are based on historical experience and information obtained from management of the acquired companies, and also include, but are not limited to, future expected cash flows earned from the intangible asset and discount rates applied in determining the present value of those cash flows.

An impairment of goodwill is recognized when the carrying amount of assets exceeds their implied fair value. The process of evaluating the potential impairment is highly subjective and requires the application of significant judgment.

We evaluate goodwill for impairment annually or whenever an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill. Such evaluation could result in a non-cash impairment charge that could have a material impact on our financial results. For purposes of the annual impairment test, we assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the quantitative impairment test which considers the fair value of the reporting unit compared with the carrying value on the date of the test. As of October 1, 2019, we performed our annual review of goodwill and concluded that no impairment existed during any of the periods presented. No impairment charges have been required to date.

We evaluate long-lived assets, including finite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our property and equipment or our finite-lived intangibles and other assets, that revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Stock-Based Compensation

Accounting for stock-based compensation requires us to make a number of judgments, estimates and assumptions. If any of our estimates prove to be inaccurate, our net (loss) income and operating results could be adversely affected.

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) the fair value of common stock, (2) the expected stock price volatility, (3) the expected term of the award, (4) the risk-free interest rate and (5) expected dividends. Effective January 1, 2018, we changed our accounting policy to account for forfeitures as they occur. These assumptions were estimated as follows:

•	Fair value of common stock. Because our common stock is not yet publicly traded, we are required to estimate the fair value of our common stock, as discussed in “Common Stock Valuation” below.

•

Expected volatility. As a result of the lack of historical and implied volatility data of our common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in our industry for a period equal to the expected life of the option. We selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

•

Expected term. We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free rate. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

•	Expected dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The fair value of each stock option grant was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30,
			2019	2020
			(Unaudited)
Expected dividend yield	0%	0%	0%	0%
Expected volatility	50.0%	48.8%	50.0%	65.0%
Expected term (years)	6.25	6.03	6.23	6.22
Risk-free interest rate	2.0%	2.1%	2.5%	0.4%
Fair value of common stock	$10.00	$11.39	$10.47	$17.50

Common Stock Valuations

The fair value of the shares of common stock underlying stock options has historically been determined by our Board, with input from management and contemporaneous third-party valuations, as there was no public market for the common stock. We believe that our Board has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each option grant date. These factors included:

•	the prices of common or preferred stock sold to third party investors by us and in secondary transactions;

•	our actual operating and financial performance;

•	likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a merger or acquisition given prevailing market conditions;

•	the market performance of comparable publicly traded companies;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our history and the introduction of new services;

•	our stage of development; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our Board determined the value using both the income and the market approach valuation methods. The income approach estimates value based on the expected future cash flows that our company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable publicly traded companies in a similar line of business and to acquisitions in the market. From the comparable companies, a representative market multiple is determined and subsequently applied to our historical and forecasted financial results to estimate our enterprise value. From the acquisitions analysis, a representative market multiple is determined and subsequently applied to our historical financial results to estimate our enterprise value.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships among those assumptions could have a material impact on the valuation of our common stock as of each valuation date.

For valuations after the completion of this offering, our Board will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on the assumed initial public offering price per share of $25.50, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2020 was $154.6 million, with $49.6 million related to vested stock options.

Revenue Recognition and Contract Balances

We recognize revenue in accordance with Topic 606, which we adopted as of January 1, 2018 on a modified retrospective basis. We generate revenue from fees received for subscriptions, support and related services, and from the sale of devices. We recognize revenue related to contracts with partners when we transfer promised goods or services to partners in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is determined by following a five-step process which includes (1) identifying the contract with a partner, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price and (5) recognizing revenue when or as we satisfy a performance obligation.

We identify performance obligations in a contract based on the goods and services that will be transferred to the partner that are identifiable or distinct from other promises in the contract. If not considered distinct, the promised goods or services are combined with other goods or services and accounted for as a combined performance obligation. Determining the distinct performance obligations in a contract requires judgment. Our performance obligations primarily include subscription services, including warranties, unspecified upgrades or enhancements to our hosted SaaS offerings, delivery of devices and training. We believe that our technical support, warranties and unspecified upgrades or enhancements performance obligations each have the same pattern of transfer to the partner and are therefore accounted for as a single distinct performance obligation.

We allocate the transaction price of the contract to each distinct performance obligation on a relative standalone selling price basis. Estimating standalone selling prices for our performance obligations requires judgment and is based on multiple factors including, but not limited to, observable cost data, industry margin studies, historical selling prices, internal pricing policies and pricing practices in different regions and through different sales channels and internal cost structure. We review the standalone selling price for our performance obligations periodically and update, if needed, to ensure that the methodology utilized reflects our current pricing practices.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. We record an accounts receivable when revenue is recognized prior to invoicing and payment will become due solely based on the passage of time, a contract asset when revenue is recognized prior to invoicing and payment is contingent upon transfer of control of another separate performance obligation, or deferred revenue when payment is received prior to the recognition of revenue. We use judgement in determining the standalone selling price for our performance obligations which would affect the amount of contract balances recognized. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current, and the remaining deferred revenue is recorded as non-current.

Contract Acquisition Costs

We capitalize commission expenses paid to internal sales personnel, including directly related fringe benefits and payroll taxes, that are incremental to obtaining customer contracts, using a portfolio approach. These contract acquisition costs are deferred and recorded in other assets on our consolidated balance sheets. We make judgments in determining the amount of costs to be expensed in the period, including amounts which are expensed as incurred, which is the approach if the expected period of benefit is less than one year, and amounts which are capitalized and expensed over future periods, which is the approach if the expected period of benefit is beyond one year. The period of benefit often extends beyond the contract term, as we only pay a commission on the initial contract term and not upon renewal of the contract. We have determined that the expected period of benefit is five years based on evaluation of a number of factors, including customer attrition rates, weighted average useful lives of our customer relationship and developed technology intangible assets, and market factors, including the overall competitive environment and the technology life utilized by competitors. Contract acquisition costs which are capitalized are amortized as a component of sales and marketing expense in our consolidated statements of operations.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and accounting pronouncements issued but not yet adopted, see Note 2 to our Consolidated Financial Statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are the respective local currencies. Most of our sales and operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, United Kingdom and Europe, although we do have certain arrangements in which we invoice in a non-functional currency, based upon the location of the Partner. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations resulting from changes in foreign currency exchange rates and may be adversely affected in the future because of changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the year ended December 31, 2019, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

Our primary market risk exposure is changing LIBOR-based interest rates. Interest rate risk is sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our Term Loan Facility bears interest at a floating rate at our option of a rate per annum equal to (a) LIBOR (subject to a floor of 0.0%) plus an applicable margin of 4.25%, or (b) an alternative base rate (as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities,” above) plus an applicable margin of 3.25%. At June 30, 2020, we had outstanding principal balances of $544.5 million and $47.1 million under our Term Loan Facility and Revolving Credit Facility, respectively. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $5.9 million.

BUSINESS

Our Mission

Our mission is to create enterprise-grade technology for small and medium businesses delivered through our growing, global network of managed service provider partners.

Overview

Datto is the leading provider of cloud-based software and technology solutions purpose-built for delivery through the managed service provider channel to small and medium businesses, or SMBs. Our platform enables our 17,000 managed service provider, or MSP, partners to manage and grow their businesses serving the SMB information technology, or SMB IT, market. Our platform also combines mission-critical cloud-based software, technologies and security solutions that MSPs sell to SMBs, business management software to help MSPs scale their own businesses and marketing tools, content, training and industry-leading events that cultivate an empowered and highly engaged MSP partner community.

MSPs represent the future IT management for SMBs. Digital transformation is driving SMB adoption of modern software and technology, while regulatory and data protection requirements and proliferating security threats are increasing the complexity and risk of IT for SMBs. These trends have created an inflection point in SMB adoption of MSPs for IT management. MSPs are equipped with the IT resources and expertise SMBs lack, providing a single source to meet all of an SMB’s IT needs. MSPs are trusted to select, procure, implement and manage software and technology stacks that support their SMB customers’ business needs. The number of MSPs continues to grow, with approximately 125,000 MSPs providing this critical function to millions of SMBs worldwide today.

We are committed to the success of MSPs. It is the foundation of our strategy and culture. We empower our MSP partner channel, creating enormous sales and support leverage for us to efficiently address the large but fragmented SMB IT market. Our MSP-centric platform enables our partners to generate recurring revenue through the sale of our solutions to SMBs and to scale and effectively manage their own businesses. Our relationships are directly with our MSP partners. We are the leading pure-play vendor serving the MSP market, and believe our MSP-centric approach is highly differentiating as it aligns our mutual incentives, creates a motivated and engaged sales channel and reinforces our position as an integral component of our MSP partners’ businesses.

Our cloud-based platform offerings include Unified Continuity, Networking and Business Management software solutions. Our Unified Continuity and Networking offerings ensure the ongoing availability and security of mission-critical IT systems for SMBs on-premise, in private clouds and in the public cloud. These solutions are simple for MSPs to deploy, configure and manage across their SMB customers through a single portal. Our Business Management software provides critical operational tools to MSPs for efficient workflow management and delivery of end-to-end managed services. Our platform also includes a host of business development tools, training and content to help MSPs address the challenges of marketing and selling to SMB customers.

We employ a land-and-expand business model and grow as our MSP partners grow. We seek to deliver tools and resources that are easy to adopt and enable recurring revenue growth and margin efficiency for our MSP partners. Our partners can expand their footprint with us on a frictionless basis as they increase the number of SMB customers they serve and the number of Datto products that they sell through to their SMB customers. As of June 30, 2020, our dollar-based net retention rate was 115%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information regarding our dollar-based net retention rate.

We have a highly efficient go-to-market model, in which we leverage our inside sales force and the power of our brand to attract, retain and grow our MSP partners. As of June 30, 2020, we had over 17,000 MSP partners, of which over 1,000 accounted for annual run-rate revenue, or ARR, of $100,000 or more. MSP partners with over $100,000 of ARR accounted for 44% of our total ARR at June 30, 2020. As of June 30, 2020 our 10 largest partners represented less than 3% of our ARR and no single partner represented more than 0.5% of our ARR. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information regarding ARR. Our business has experienced rapid growth since inception and generates revenue that is highly recurring. As of December 31, 2019, our ARR was $474.7 million and our revenue for the year ended December 31, 2019 was $458.8 million, of which approximately 90% was recurring subscription revenue. As of June 30, 2020, our ARR was $506.7 million and our revenue for the six months ended June 30, 2020 was $249.1 million of which approximately 94% was recurring subscription revenue. For the year ended December 31, 2019 our net loss was $31.2 million and our Adjusted EBITDA was $84.6 million. For the six months ended June 30, 2020, our net loss was $10.1 million and our Adjusted EBITDA was $63.9 million. See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information regarding Adjusted EBITDA.

Industry Background

Significant industry trends are impacting the market for MSP-delivered IT, including:

•

MSPs represent the future of IT management for SMBs. As dedicated technology experts, MSPs are equipped with the IT resources and expertise SMBs lack, providing a single source to meet all of an SMB’s IT needs. MSPs are trusted to select, procure, implement and manage software and technology stacks for their SMB customers. An MSP generally aims to standardize these stacks across their SMB customers to improve overall efficiency and reliability, reducing their own ongoing management and maintenance costs. After implementation, MSPs provide ongoing value to SMBs through strategic guidance, technical support, monitoring and maintenance of their full IT environments.

•

IT providers are transitioning to a recurring managed services model. Globally, the number of MSPs continues to grow as organizations across the broader IT services landscape, including professional services providers, IT consultants, systems integrators and value-added resellers, transition to a managed services model. The shift from a transactional to a managed services model is attractive for IT service providers as it presents an opportunity to generate recurring revenue. Advancements in remote and cloud-managed technologies enable these organizations to deliver managed services more proactively and efficiently, helping them realize attractive profit margins.

A number of technology trends have created an inflection point in SMBs’ adoption of MSPs for IT management. These trends are greatly increasing the complexity of the IT challenges faced by SMBs and include:

•

SMBs are increasingly adopting digital and cloud-based technologies. In response to competitive pressures and the demands of customers and employees, businesses are increasingly adopting digital technologies to help them transform their operations and compete in the marketplace. Modern businesses are leveraging technology to create always-on, seamless and high-quality experiences for their customers. Even traditionally offline businesses are increasingly embracing technology to help them more efficiently market to, transact with and support customers, as well as to run their own operations. With the democratization of technology, SMBs are under pressure to adopt digital solutions with enterprise-grade capabilities or risk being disrupted by their competitors. We believe that new business challenges arising from the COVID-19 pandemic are accelerating the digital transformation of SMBs. According to the International Data Corporation, a global research firm, by 2023, 67% of SMBs will have digital transformation as a key part of their IT strategy.

•

Modern technologies are driving complexity in IT. The accelerating pace of technological advancement and proliferation of software and technology offerings are increasing the difficulty for businesses to evaluate, select and implement an optimal IT environment. With the adoption of modern technologies, IT systems have become increasingly linked to business operations and to each other through complex integrations, greatly heightening the importance of effective IT management.

•

SMB exposure to security and regulatory risk is increasing. SMBs are increasingly collecting, generating and storing data to perform mission-critical functions. Recognizing the criticality and potential value of this data, bad actors are increasingly targeting SMBs to exploit their perceived security vulnerabilities. According to a survey of our MSP partners, 85% of MSPs reported ransomware attacks against their SMB customers over the last two years. Cybersecurity Ventures, an IT research firm, predicts that ransomware attacks will cost nearly $11.5 billion globally in 2019. According to Verizon’s 2019 Data Breach Investigations Report, 43% of breaches involve small business victims. Moreover, SMB data is potentially subject to various and ever-evolving regulatory regimes, creating the additional challenge of ensuring ongoing compliance. According to the National Small Business Association, the average small business spends at least $12,000 annually on regulatory compliance, and nearly one-in-three spends more than 80 hours each year dealing with federal regulations.

•

SMBs are not equipped to meet the expanding challenges of IT management. Despite requiring certain capabilities of enterprise-grade technology solutions, SMBs lack the time, resources and expertise to deploy, manage and maintain an enterprise-grade IT stack. SMBs are typically not able to employ dedicated IT professionals capable of managing critical systems, and many do not employ any IT personnel whatsoever. Even SMBs with dedicated IT departments often still lack the depth and breadth of expertise necessary to adequately meet operational needs and navigate an increasingly complex IT ecosystem. According to a Deloitte study commissioned by the Connected Commerce Council (3C), almost half of SMBs cite the lack of skills, experience, access to training or time to learn as a barrier to increasing their use of digital tools. Grappling with the day-to-day management of IT also takes time and resources away from advancing core business goals.

•

The costs of downtime or data loss are meaningful and expanding. With increasingly digital operations, system downtime or data loss results in lost revenue, customer churn, negative brand perception and reduced employee productivity. According to a 2017 Vanson Bourne research study, 82% of businesses have been impacted by unplanned outages over the past year. In a 2019 ITIC survey, the average cost per hour of server downtime was calculated to be greater than $100,000 for 98% of surveyed companies. For SMBs, these losses can be catastrophic, with the potential to result in significant business disruptions or even bankruptcy, driving the need for comprehensive and effective enterprise-grade continuity solutions.

Limitations of Alternative Solutions in Serving MSP-Delivered IT

SMBs are increasingly dependent on MSPs to address their IT challenges. In turn, MSPs leverage software and technology solutions from a variety of vendors to create and deliver managed services that meet the needs of their SMB customers.

Alternative solutions are not designed to meet the unique needs of MSPs. Most products are difficult to integrate into managed services, are complex to configure or are not cloud-managed. Technicians supporting these products as part of a managed service may be required to use different logins and different portals to perform everyday tasks, train extensively to be able to configure these products and travel to a customer location to manage the products. The net effect is that these products are more complicated for MSPs to manage, take more time to deploy and cost the MSP more, significantly impacting the profitability and competitiveness of their services for SMBs.

Even alternative solutions that are built specifically for MSPs can be difficult to leverage in a cost-effective manner. Many vendors develop products for MSPs within a closed ecosystem, trying to encourage deployment of a single product stack. This stack may lack major features that MSPs need to adequately operate their businesses, such as support for mobile devices, cloud management or effective reporting and visibility. Other vendors may provide MSPs a point solution that requires extensive integration into an MSP’s stack. As a result of these limitations, MSPs typically prefer products built on open APIs with integrated documentation and support so they can cost effectively deliver solutions that meet their own needs and the needs of their SMB customers.

Our Differentiated Approach

We are committed to the success of MSPs. It is the foundation of our strategy and culture. We believe our MSP-centric approach is highly differentiating because it aligns our mutual incentives, creates a motivated and engaged sales channel and ensures we become an integral component of our MSP partners’ businesses. Our approach, combined with our expansive platform, has helped to establish us as the leading pure-play vendor serving the MSP market, with an extensive network of more than 17,000 MSP partners. We empower our MSP partner channel, creating enormous sales and support leverage for us to efficiently address the large, but fragmented, SMB IT market.

Our Unified Continuity and Networking solutions generate recurring revenue for MSPs as part of their managed services for SMBs. MSPs integrate these solutions into managed services that they offer to their SMB customers on their own terms, including pricing, packaging, billing and solution-bundling, giving MSPs greater control over the growth and profitability of their managed services. We also provide visibility and predictability to our MSP partners by delivering our solutions on a subscription basis.

Our Business Management offerings further this overall value proposition, enabling MSPs to scale and optimize the workflows and business processes associated with managed services delivery. Our solutions are purpose-built to address the specific needs of MSPs, enabling them to improve customer satisfaction, increase productivity, decrease response times and reduce costs, enhancing the overall profitability of their businesses.

In addition to providing MSPs with opportunities to generate recurring revenue and profit, our platform also features business development tools and content to help MSPs address the challenges of marketing and selling to SMBs. We do not directly market or sell to SMBs to avoid competing with our MSP partners. Instead, we offer MSPs tools for marketing automation and content for marketing programs, as well as training and certifications. We further cultivate the broader MSP ecosystem through our thought leadership efforts and industry-leading events. Our open ecosystem events, such as DattoCon, DattoCon EMEA and MSP Technology Day are among the largest MSP events in the world.

Our singular dedication to our partners has enabled us to create a network of more than 17,000 MSPs that rely upon Datto solutions to serve over one million SMBs. Our model of distribution through this network of MSPs mitigates the challenges of addressing the SMB market and provides us with the following benefits:

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Sales leverage. The MSP channel creates enormous sales leverage for us to address the large but fragmented SMB IT market. With each of our sales representatives capable of reaching dozens of MSPs, who in turn can serve hundreds of SMBs, the reach of our sales force is greatly amplified.

•

Natural revenue expansion. Once we are engaged with an MSP, our revenue expands naturally as that MSP adds existing and new SMB customers to our platform, upgrades service tiers or purchases more of our solutions to meet growing data protection or networking needs and cross-sells additional solutions into its customer base.

•

Recurring revenue durability. Our direct contractual relationships with MSP partners insulate us from SMB churn from bankruptcy, consolidation or other adverse events. In the event of SMB customer loss, the associated MSP will often maintain their revenue stream by migrating that customer’s Datto stack to a different customer.

•

Support and service leverage. We provide 24/7 direct-to-tech support to our MSP partners, who are responsible for providing higher touch implementation and ongoing support services to their SMB customers. This approach allows us to avoid the significant cost associated with providing support and service activities to over one million SMBs.

Key Strengths of Our Solutions

Datto is the largest pure-play vendor serving the MSP market with a unified cloud-based platform that enables the end-to-end delivery of managed IT services to SMBs. Our platform combines mission-critical software, technologies and security solutions that MSPs sell to SMBs with business management software to help MSPs scale and grow their own businesses. Through this unified cloud-based platform, MSPs can effectively manage all of their SMB customer environments. Our solutions include Unified Continuity, Networking and Business Management.

Unified Continuity Solutions

Unified Continuity constitutes a suite of cloud-managed products and security solutions, including business continuity and disaster recovery, or BCDR, and SaaS protection. These products provide enterprise-grade data protection, ensure business uptime and establish a last line of defense against security threats by enabling the full image backup, virtualization, cloud replication and restoration of entire physical or virtual servers and PCs, whether on-premise at an SMB, or remotely in a data center or in the cloud. The key differentiators of our Unified Continuity solutions:

•

Built for MSPs. We provide turnkey solutions that are remotely configurable out-of-the-box and are fast and easy to deploy. Once deployed, data automatically begins flowing into the private Datto cloud platform, or the Datto Cloud, and can be managed through the Datto partner portal, which provides MSPs with a multi-tenant view of all their SMB customers.

•

Comprehensive protection for the full IT environment. Our solutions provide comprehensive protection of data and applications to efficiently prevent data loss, mitigate ransomware and minimize downtime for MSPs’ SMB customers. This includes the ability to protect and quickly restore full physical, virtual or cloud environments to any point in time, in a hardware-agnostic manner as well as the ability to seamlessly protect and recover data from public cloud SaaS applications

•

Highly reliable and performant. Our solutions replicate environments across multiple locations to create redundancy and ensure partner-managed environments are fully protected. Our solutions continually validate that these environments can be fully restored through multiple layers of verification, including automated ransomware scanning, disk and service integrity checks and testing of the virtual machine. In an adverse event, our solutions are capable of providing near-instantaneous virtualization in our cloud, temporary failover and high-performance recovery to the local network to ensure ongoing continuity of the SMB’s systems, minimizing costly downtime.

Networking Solutions

Networking refers to our collection of integrated WiFi access points, and connectivity offerings that enable MSPs to efficiently offer highly performant and reliable cloud-managed networking to their SMB customers. The key differentiators of our Networking solutions include:

•

Built for MSPs. Our networking solutions are purpose-built to align with the needs of MSPs in delivering managed networking. Our solutions enable remote monitoring and management from the cloud, providing MSPs with a multi-tenant view of all networks and connected devices, with automated event alerts and visual indicators of each device’s status. They also enable efficient management through seamless native integration with critical MSP tools.

•

Efficient deployment. Our solutions allow MSPs to preconfigure customer network settings, enabling the plug-and-play self-formation of entire networks. Configurations can be cloned from similar existing networks, enabling MSPs to quickly and easily deploy new customer networks in a standardized and pre-defined manner.

•

Highly reliable and performant. Our solutions are specifically designed to provide highly reliable and performant networking to help MSPs maximize uptime for SMB customers. Our networking solutions feature automatic failover and failback, self-healing mesh and channel scanning mechanisms to ensure customer networks maintain and optimize performance, even in the event of a disruption to primary connections or hardwired network lines.

Our Unified Continuity and Networking platform offerings ensure the ongoing uptime and availability of mission-critical IT systems for SMBs, even in the event of a natural disaster, equipment failure, cyberattack or human error. These cloud-based offerings are designed to be integrated by MSPs into comprehensive managed services that are simple for MSPs to deploy, configure and manage across multiple SMB customers.

Business Management Solutions

Business Management refers to our suite of integrated SaaS products for MSPs, including Autotask Professional Services Automation, or PSA, and Remote Monitoring and Management, or RMM, that provide critical operational tools to manage workflows and the delivery of end-to-end IT services. Built from inception to run in the cloud, these offerings allow MSPs to manage their businesses through a centralized hub and to increase operational efficiency. The key differentiators of our Business Management solutions include:

•

Built for MSPs. Our business management solutions provide a fully integrated solution for single pane of glass management of the critical operational workflows and business processes of MSPs, including device management, ticketing, project management, customer relationship management, invoicing, inventory management and resource management. Our solutions offer embedded integrations with over a hundred other MSP tools and technologies for the seamless and efficient delivery of managed services.

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Cloud and mobile enabled. Our business management solutions are built for the cloud and include mobile device support, enabling the efficient and effective management of IT service delivery. With mobile-enabled solutions, technicians can access critical tools and systems from the field, increasing productivity and reducing costs.

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Complete visibility and control. Our business management solutions provide MSPs visibility into SMB customer environments onsite, in a private cloud or in the public cloud, with complete control to remotely identify and resolve IT issues. Through our unified PSA and RMM offerings, our solutions deliver dashboards, alerts, actionable insights, analytics and automation to help MSPs drive operational efficiency.

Key Benefits to Our MSP Partners

MSPs choose Datto and develop longstanding relationships with us not only for our innovative solutions but also for our comprehensive platform, which delivers the following key benefits to our MSP partners:

•

Enable shift to managed IT services. By providing solutions specifically designed for delivery in a bundled suite of critical managed services, we facilitate the shift of IT services organizations to a recurring managed services model. With our platform, MSPs generate recurring revenue through the sale of our software and technology to SMBs on a subscription basis. As the contribution from recurring revenue grows, organizations gain clear visibility into and predictability of revenue relative to transactional project-based business models. Our suite of products provides our MSP partners with multiple avenues to land new customers and expand recurring revenue over time.

•

Increase retention of SMB customers. Any time an SMB experiences a security, downtime or data loss event, an MSP runs the risk of losing that customer. For this reason, MSPs seek reliable solutions that reduce the risk of SMB downtime and data loss. With our solutions, MSPs gain a last line of defense against security threats that ensures ongoing availability and comprehensive data protection, providing their SMB customers with peace of mind. From our cloud-hosted Business Management solutions, to our cloud-managed Networking and Unified Continuity solutions, Datto solutions have proven to be very reliable for MSP partners in enabling the efficient management of their customer base, preventing downtime and recovering from cyberattacks and data loss events. As a result, the MSP’s role in securing SMBs’ mission-critical systems solidifies the MSP’s importance as a trusted partner to SMBs.

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Increase profit generation from SMB customers. Our solutions are competitively priced to enable our MSP partners to generate attractive profit margins. The pricing of our solutions for MSPs is generally based on a predetermined tier for a given solution ensuring our MSP partners have visibility into delivery cost. The pricing of our solutions is not available to SMBs and our MSP partners have latitude to set the pricing, packaging and bundling of our solutions as a managed offering to their customers. As a result, our MSP partners can leverage our solutions to create reliable profit centers for their businesses.

•	Avoid channel conflict. Unlike most technology and software vendors who sell to both MSPs and SMB customers, Datto does not compete with MSPs. Datto’s MSP-centric approach enables us to focus solely on the needs of MSPs, designing our platform and solutions for this market. We provide MSPs with the tools and support they need to create and sell managed services to their SMB customers and the assurance we will not compete directly for the business of SMBs.

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Reduce the cost of managing SMB customer IT environments. Our remote monitoring and management product enables the delivery of end-to-end managed IT services by allowing MSPs to perform proactive monitoring, preventative maintenance and remote remediation of customer systems, applications and devices in real-time with intelligent alerting, auto-response and auto-resolution. Our cloud-based solutions help MSPs achieve better utilization by reducing costly truck rolls for on-site service and freeing up resources to pursue higher value activities.

•

Enable operational efficiency. Our business management tools are easy to implement and use, enabling MSPs to operate their own businesses more efficiently through centralized operations from a single pane of glass. These software solutions are optimized for the business needs of MSPs to enable workflow automation and deliver actionable insights, providing full visibility into customer IT environments. Our solutions have embedded integrations with other Datto products and other services and technologies to make it easier for an MSP to manage a heterogeneous technology stack.

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Drive business growth. In addition to our products, our platform also includes a range of sales and marketing content, training and other programs as well as technical certifications tailored to our MSP partners to help them more effectively grow their businesses, alleviating a major pain-point for IT professionals with limited sales and marketing experience.

Our Market Opportunity

Our platform enables MSP partners to manage and grow their businesses serving the SMB IT market. The SMB IT market itself represents a massive opportunity, with Gartner estimating global SMB IT spend in 2019 reaching $1.2 trillion and growing at a 4.6% compound annual growth rate, or CAGR, through 2023.(2)

We believe that MSPs represent the future of IT management for SMBs. We commissioned Frost & Sullivan, a third party market research company, to conduct an independent study to assess the portion of the overall SMB IT market related to managed services and our addressable market. According to the study, there were approximately 125,000 MSPs globally and the MSP portion of the SMB IT market represented approximately $137 billion in 2019. This portion is estimated to grow at a 16.4% CAGR from 2019 to 2023, growing nearly four times as fast as the overall SMB IT market.

Our integrated platform for MSPs is purpose-built to enable the end-to-end delivery of managed IT services to SMBs. To assess our addressable market, Frost & Sullivan surveyed MSPs globally and analyzed their spending on all market products and solutions related to Unified Continuity, Networking, and Business Management in the Americas, EMEA, and APAC regions. Based on this analysis, our total global market opportunity was estimated to be approximately $28 billion in 2019, growing at an expected CAGR of 17.0% to approximately $52 billion by 2023. Of the $28 billion, $16 billion was attributable to the Americas, $5 billion was attributable to EMEA and $7 billion was attributable to APAC. Our total market opportunity in the Americas was expected to grow at an 18.8% CAGR from 2019 to 2023.

To calculate our addressable market for Unified Continuity and Networking solutions by region, Frost & Sullivan multiplied their estimate of the total number of MSPs selling those solutions by their estimates of the average number of SMBs served per MSP and the average price MSPs paid for those solutions to serve each SMB customer in that region. To calculate our addressable market for Business Management solutions by region, Frost & Sullivan multiplied their estimate of the total number of MSPs by the average sales price of those solutions in that region.

(2)	Source, Gartner, Inc., Forecast: Small- and Midsize-Business IT Spending, Worldwide, 2017-2023, 3Q19 Update. 30 October 2019

Our Growth Strategy

We pursue numerous actions to drive our growth in subscription revenue. Key elements of our growth strategy include:

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Expand our partner base by adding new MSPs. We believe that there is substantial opportunity to increase our penetration among MSPs. We intend to continue leveraging the strong awareness of our brand as a trusted partner to the MSP community to add new MSPs in the markets we serve. Since December 31, 2018, we expanded our MSP partner base from approximately 14,400 to over 17,000.

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Standardize MSP partners on our platform. Once we land an MSP partner, our goal is to increase the penetration of our solutions across their existing SMB customer base. Typically, MSPs initially deploy our solutions to only a limited number of their SMB customers. Over time, MSPs often continue to migrate additional existing end-customers to our platform in order to realize the benefits of managing a single integrated solution stack across their entire customer base and to provide their customers with the benefits of our solutions. Our goal is to aid in this migration in order to increase our overall penetration into our MSP partners’ existing SMB customer base.

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Empower our MSP partners to attract more SMBs. As SMBs increasingly rely on MSPs for IT management, we seek to grow our revenue by helping our existing MSP partners attract additional SMB customers that may ultimately adopt our solutions. We plan to continue developing marketing programs, marketing automation tools and content, as well as offering training and certifications, in order to facilitate our MSP partners’ growth.

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Facilitate upsell and cross-sell activity with our MSP partners and their SMB customers. We intend to grow our sales teams in order to increase our sales with our MSP partners. Our sales teams upsell our MSP partners to higher service tier subscriptions as the data retention and bandwidth needs of their SMB customers grow. In addition, our sales teams upsell our MSP partners to increase their Business Management subscriptions as they grow, based both on their number of employees and the number of managed endpoints of their SMB customers. Our sales teams also actively cross-sell our products to our MSP partners leveraging their positive experiences with our platform to cross-sell. Our dollar-based net retention rate, which was 119% and 115% as of December 31, 2019 and June 30, 2020, respectively, demonstrates our ability to expand within existing MSP partners.

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Extend our product leadership and introduce new platform solutions. We continue to invest in new purpose-built product and service offerings to anticipate and meet the evolving demands of our MSP partners and their SMB customers. As we create these new products, our focus will remain on delivering additional profit opportunities for our MSP partners. We will also continue to pursue opportunistic M&A to complement and enhance our current solution set, with new products that can be efficiently and effectively distributed through our strong MSP ecosystem. Through successful prior acquisitions, we have been able to quickly expand our solution set, creating additional value for our MSP partners and the SMB customers they serve.

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Expand our international footprint. We believe there is significant opportunity to expand into new international geographies, with approximately 73% of our revenue coming from the United States as of December 31, 2019. The maturity of the international SMB IT landscape varies, more mature markets represent growth opportunities in the near term, while less mature markets present a longer-term opportunity as MSPs develop within those markets.

Our Products

Our products include offerings in Unified Continuity, Networking and Business Management.

Unified Continuity Products

Datto Unified Continuity is a complete line of products that protect workloads — data, applications and configurations — located on laptops, workstations, physical and virtual servers and in the public cloud. There are five cloud-based products that together protect and restore workloads, reduce SMB downtime resulting from data or system loss and provide a last line of defense against security threats. These products include:

Business Continuity and Disaster Recovery (BCDR). MSPs use our all-in-one BCDR products to efficiently protect servers and workstations and minimize downtime for SMBs. SIRIS, Datto’s flagship cloud-managed BCDR product, consists of a state-of-the-art physical or virtual device deployed by MSPs at a customer location or in a private data center, the agent software installed on protected servers and workstations and a cloud-based storage, virtualization and management system. SIRIS is available in service tiers ranging from one to 100 terabytes with a variety of data retention options.

Once an MSP deploys SIRIS, the agent software automatically transfers disk images of the protected machines to the SIRIS device at configurable intervals, as frequently as every five minutes. SIRIS verifies the integrity of every image, transfers a copy of that image to the secure Datto Cloud at selected intervals and can replicate that to a second geographically distributed data center if desired. In this manner, SIRIS establishes a last line of defense for all protected servers and workstations. In the event of a server or workstation security incident or outage, users can initiate a boot of the virtual image of the affected machines either in the SIRIS device or in the Datto Cloud in as little as six seconds.

In addition to SIRIS, BCDR products also include ALTO, a smaller capacity BCDR solution. Available in a 2 terabyte model, ALTO provides many of the same capabilities of SIRIS without local virtualization on the device. The same agents are used to collect server or workstation images and ALTO is managed from the same management portal in the Datto Cloud, but with ALTO all failover virtualization occurs only in the Datto Cloud.

Cloud Continuity. Cloud Continuity is the innovative all-in-one, image-based continuity solution for Windows-based PCs (laptops and desktops). Cloud Continuity takes an image of a protected PC and replicates it directly to the Datto Cloud without the need for a local device. Backup images include all PC files and data, as well as the configuration, settings and software. In the event of a ransomware attack, an upgrade, device loss or theft, or other event that renders the PC unusable, Cloud Continuity allows MSPs to quickly and easily restore to any PC hardware.

SaaS Protection. SaaS Protection is a reliable, automated and secure backup and restoration product for Microsoft 365 and Google G Suite data. Microsoft and Google currently recommend the use of a third-party backup service because Microsoft 365 and G Suite do not backup user data. MSPs deploy SaaS Protection seamlessly for their SMB customers in a few simple steps, and can quickly start to take regular backups of user emails, files and sites, storing these backups in the Datto Cloud. MSPs help end-users easily recover from data loss, including ransomware attacks, accidental or malicious deletion and cancelled employee accounts—all from our cloud management portal.

Workplace. Datto Workplace is a complete cloud-hosted file sync and share solution enabling end-users to synchronize files across platforms, including mobile devices. Workplace also serves as a collaboration platform allowing users to share and work together on any type of document in its native file format. Centralized cloud management and sophisticated administrative controls at the end-user and group levels give MSPs and their SMB customers control over file governance. Critical business files are also protected via the ransomware detection and management feature, which gives users the ability to immediately revert back to safe file copies from before an infection, undoing the ransomware encryption of user data.

File Protection. Datto File Protection is an MSP-managed, secure and scalable backup product that enables MSPs to efficiently protect and recover files and folders on workstations and laptops of all types. File and folder backups protect unstructured data from ever-present threats such as human error, hardware failure, ransomware and lost or stolen devices. Users can quickly and easily access and restore their own files from the Datto Cloud, enabling them to recover from common data-loss scenarios without raising a support request, or MSPs can securely access customer accounts and restore data on their behalf.

Networking Products

Datto Networking delivers a suite of cloud-managed networking products for MSPs to efficiently deploy to their SMB customers. Networking products currently include:

Access Points. Our WiFi access points deliver high-powered wireless mesh networks with seamless roaming. These 802.11AC Wave 2 access points include a quad-core processor to ensure all of the Wave 2 features have the necessary processing power to deliver the performance required by SMBs.

Switches. We offer switches with 8, 24 and 48 port options, switching capacity ranging from 20 Gbps to 104 Gbps, and mounting options ranging from fanless desktop to rack mounted. MSPs can choose the form factor, performance and mounting options most appropriate for a particular SMB customer.

Edge Routers. Our Edge Routers provide core functionality including intrusion detection and prevention and a firewall with stateful packet inspection, layer 7 DPI, port forwarding, DMZ host and VLAN segregation.

Managed Power. Our Managed Power devices enable MSPs to remotely or automatically reboot any non-responsive electronic device, avoiding a service call simply to reset a device. Fully WiFi enabled, the MP10 (single plug) and MP60 (6 plug power strip) deliver smart power control to any plugged-in device.

Business Management Products

Business Management consists of two integrated SaaS offerings that enable MSPs to be more efficient at scale, including:

Autotask Professional Services Automation (PSA). Autotask PSA is a complete IT business management product that is purpose-built for MSPs and delivers the mission-critical tools an MSP needs to run its business. Delivering 99.99% uptime in 2019, Autotask PSA pioneered cloud-delivered PSA and provides dashboards that help MSPs turn data into actionable business insights. It enables partners to monitor their sales pipeline, track technician productivity and evaluate customer profitability. It includes device management, ticketing, project management, customer relationship management, invoicing, inventory management and resource management. In addition, our open architecture API has enabled more than 100 industry-leading vendors to integrate their business-critical applications with Autotask PSA to further simplify workflows for MSPs. Autotask PSA centralizes business operations and enables quick, data-driven decisions through rich dashboards, customizable alerts and business intelligence tools.

Remote Monitoring and Management (RMM). A key component of an MSP’s security best practices, Datto RMM is a remote monitoring and management product designed to assist MSPs with their IT service delivery. Built for MSPs as a multi-tenant solution to manage millions of SMB customer endpoints in an efficient manner, Datto RMM is a fully cloud-managed, scalable SaaS Product with integrated endpoint ransomware detection. The underlying architecture provides MSPs with the ability to remotely audit, patch, manage, monitor, support and report on SMB customers’ local and public-cloud deployed endpoints. The platform offers a collection of tools for securely supporting thousands of devices without the need for extensive training. MSPs can use RMM tools to create their own scripts, or easily plug in hundreds of pre-made scripts, to automate repetitive tasks like software patching, or rapidly respond to security incidents with pre-defined actions. Integrations with Autotask PSA and other frequently-used solutions allow MSPs to seamlessly report on device status, issues and events. Using configurable dashboards, a simple menu system, remote takeover capability and the flexibility to operate from any internet-connected device, RMM helps MSPs deliver better service and increase responsiveness for their SMB customers.

Our Technology

Unified Continuity, Networking and Business Management products are based on a two-level, multi-tenant, private, hybrid cloud architecture. Designed to provide ease of deployment and a high degree of flexibility, our technology enables MSP partners to deliver managed services across a broad range of scenarios at scale.

Key features of our technologies include:

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Easy to use enterprise-grade technology. Our products are designed to be simple to deploy and easy to manage and are built on the latest enterprise-grade technology. This technology includes Type 1 hypervisors, industry-standard scalable monitoring, converged infrastructure and extensive security features. We abstract this complex technology from our MSPs with simple graphical user interfaces. Further, smart defaults and pre-configuration capabilities in our cloud enable MSPs to configure our products, ship them to end-customers and deploy them with minimal effort. Once deployed and configured, our products then connect to the Datto Cloud and begin uploading data. In this way, MSPs can provide secure enterprise-grade technology to their SMB customers without the hassles of deploying, integrating and managing enterprise products.

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Datto product integrations. We pioneered an integrated product portfolio tailored uniquely for MSPs. While Autotask PSA and Datto RMM can be offered as stand-alone products, they are also integrated with each other, allowing technicians to move seamlessly between our PSA and RMM. Integration between RMM and our Networking solutions allows rapid troubleshooting and problem resolution of network issues. Integration between BCDR and PSA allows the PSA to collect and report on deployed devices and manage related support tickets. These integrations encourage MSPs to standardize across our solutions.

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Third-party product integrations. Datto supports an open technology ecosystem for MSPs. MSPs value using different tools from multiple vendors to deliver their managed services, creating unique and often differentiating technology stacks. Datto supports the needs of MSPs with open APIs and integrations to help MSPs create and manage these technology stacks. Datto products are externally integrated with other products to make it easier for an MSP to manage a heterogeneous technology stack. Leveraging open APIs, third party vendors have built more than 100 integrations with our business management products. This includes everything from security tools to competitive RMM and PSA vendors.

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Two-level multi-tenant architecture. All of our products share a two-tier multi-tenant design, which facilitates MSP management of both their own and the SMBs’ environments. The first tier provides secure resource sharing between MSP partner accounts hosted on the Datto Cloud, while the second tier sits below each MSP account and provides a tenant-centric view of SMB customers for the MSP partner. Most other multi-tenant systems provide only a single level of tenant management.

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Private virtualization and storage cloud. Datto operates its own private cloud which provides us with control over the environment, efficient operating costs and flexibility to best support our partners. The Datto Cloud provides both compute and storage tiers at multiple geographically distributed data centers. This includes the option to replicate a second copy of SMB customer data to an alternative data center in region. We have developed a differentiated virtual machine (VM) orchestration layer which allows shared management between our MSP partner and the Datto support organization. The storage cloud currently provides multi-region protection for more than 500 petabytes of protected data for our Unified Continuity products.

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Proprietary work-flow engine. Autotask PSA incorporates a field-configurable business logic engine that allows the implementation of business processes without costly code customization. A single multi-tenant cloud architecture delivers scalable efficient deployment of custom workflows for each MSP partner, and enables partners to trigger actions and alerts based on real time internal data as well as data from third party products. This allows MSPs to deploy PSA to meet the needs of their business, rather than redesigning their business to meet the requirements of their chosen management software.

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Proprietary agent and agentless technology. We have developed several proprietary agents across our product lines, specifically BCDR, RMM and Cloud Continuity. Our Unified Continuity agents protect servers, workstations and PCs by deploying an endpoint resident software package or using an agentless approach for virtual machines and private clouds. We have developed both a robust agent and an agentless plugin that support virtual machine backup on Hyper-V and VMware. We have also developed RMM agents and API integrations that enable MSPs to monitor and manage SMB customer endpoints on premise and in the public cloud. By developing this proprietary technology, we can avoid reliance on third-party licensed backup agents.

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Proprietary remote access technology. Datto RMM incorporates near-instantaneous access to managed endpoints using 100% HTML5 technology with no local plugin required on the managed device. Not only is this technology secure and fast, it delivers cross browser compatibility. This enables technicians to address customer tickets from nearly any browser, including mobile devices and tablets. With better performance than third-party licensed options, Datto RMM also enables MSPs to deliver faster, more responsive service to their SMB customers.

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Proprietary virtual machine image verification technology. Our verification technology provides evidence that backups produced by our BCDR products are viable. This technology performs automated tests on every image for ransomware and disk integrity. “Screenshot” verification boots the virtual machine either on the device or in the cloud and performs additional automated testing for viability. This running instance of the protected virtual machine further allows the MSP partner to utilize our scripting API to run custom test scripts that validate functionality and data integrity beyond what can be normally evaluated through the built-in testing. This functionally is linked back through the multi-tenant portal and alerting system to provide the MSP partner with confirmation that their managed systems are protected.

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Cloud to cloud API-level connectivity. In addition to devices deployed on-premises, the Datto Cloud is designed to ingest data directly from SaaS applications hosted in public clouds. This API-level connectivity brokered through our multi-tenant portal provides the same level of management that our MSP partners expect from the hybrid cloud continuity products. We have worked with Microsoft and Google to make efficient use of Microsoft 365 and G Suite APIs and achieve efficient data ingest and restore services.

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Proprietary remote synchronization technology. Datto has developed proprietary synchronization technology across a wide range of use cases to allow SMB PCs and devices to efficiently and securely send data to the Datto Cloud without saturating local internet connections. This includes multi-pass synchronization technology that enables local workloads to continue to operate while a backup is taken and transmitted. It also includes file synchronization software, as well as differential assessment, transmission and verification capabilities to enable an MSP to control the transmission and verification of large data sets to the Datto Cloud.

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RMM integrated cloud-managed networking devices. By combining the network cloud API with RMM management dashboards, the RMM engine is able to provide access to network configuration and runtime data that greatly exceeds off-the-shelf solutions reliant on SNMP for device connectivity. This cloud-level integration provides much greater control of Datto Networking devices than can be achieved by combining products from different networking and RMM vendors. As a result, MSP technicians solving SMB customer tickets experience a seamless environment, increasing productivity and responsiveness.

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Hyper-converged hybrid cloud connected edge device. Datto is differentiated in that it deploys a true hyper-converged continuity appliance that combines data storage with local compute capabilities. Alternative continuity systems generally only provide gateway functionality with virtualization occurring either exclusively in the cloud or on other equipment furnished by end-customers on-premises. Datto allows very flexible orchestration of VM instances in either the cloud or on the edge device. Datto edge devices are themselves a distributed cloud with over 200 petabytes of storage managed on premises.

Our Partners

Datto creates technology for MSPs, enabling them to deliver managed services to their SMB customers and also enabling MSPs to efficiently operate their own businesses. MSPs represent substantially all of our revenue and are referred to as our “partners.” Our MSP partners purchase our products on a subscription basis for their own use or for inclusion in managed services sold to their end-customers in a recurring revenue model. Our MSP partners range in size from very small to mid-sized, and primarily serve small and medium businesses, often managing an SMB customer’s entire IT environment. In smaller MSPs, the business owner or CEO is typically the purchaser of Datto products, and in larger MSPs, the purchaser is often the Vice President of Product or CTO.

Our Business Management products are purchased by an MSP for their own use, with subscription fees based on their number of seats or by number of managed SMB devices. Our Unified Continuity and Networking products are purchased by an MSP for resale to their SMB customers, with subscription fees based on service tier and device count or the number of Microsoft 365 or G Suite employee accounts at the SMB domains that our MSP partners protect through our SaaS Protection products. Generally, an MSP first purchases a device or seats to assess our products and include them in their managed services. Following a successful initial assessment, the MSP typically purchases and deploys additional devices and seats for its customers over time.

As of June 30, 2020, we partnered with more than 17,000 MSPs serving over one million SMBs across more than 25 countries. We count partners as MSPs with active subscriptions for one or more of our products at the end of the measured period. Our revenue is highly diversified across our entire partner base, with no single partner making up more than 0.5% of our ARR. As of June 30, 2020, we had over 1,000 MSP partners that each contributed more than $100,000 of ARR.

Examples of use cases of MSP partners leveraging our solutions to deliver value to their SMB customers include:

•	utilizing our BCDR solutions to help an SMB roll back its IT environment after a phishing e-mail had compromised that SMB’s systems;

•	upon a server failure, helping an SMB to switch over to our local device until that SMB’s environment has been restored;

•	enabling an SMB to operate its environment in our cloud in the event of a natural disaster, such as a hurricane or earthquake;

•	after an end-customer accidentally misplaces a laptop, helping the customer run the PC directly from our cloud and restoring the environment onto new hardware;

•	recovering data and files from our cloud when a customer accidentally deletes a file from Microsoft 365 or G Suite;

•	utilizing Datto Networking solutions to provide production, POS, Network connectivity and guest Wi-Fi services for a conference or event; and

•	using the Datto partner portal to remotely diagnose and fix an SMB’s laptop issues.

Competition

We operate in a dynamic industry driven by the technology needs of SMBs and MSPs. Our competition is generally comprised of enterprise IT vendors and emerging innovators with niche point solutions. These competitors include:

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Continuity vendors that provider image-based backup solutions with on-premise only, cloud-only or hybrid infrastructure. The level of continuity provided by image-based backup vendors varies widely, from simple image copy to complex image orchestration, copy, failover and failback. Many vendors providing continuity solutions are not exclusively focused on serving MSPs. Vendors in the continuity space include Barracuda, StorageCraft, Acronis and Veeam.

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Networking vendors that sell a mix of edge routers, WiFi access points and switches to small, medium and large businesses. Typically, these vendors deliver either enterprise scale products at a high price point, or commodity products at a low price point. Enterprise scale products are designed for the many unique demands of large-scale enterprises and are complex to configure and manage. Commodity hardware vendors provide performant products with fewer features at a lower price point, often not designed for MSP deployment and management. Vendors in this space include Cisco Meraki, Ubiquiti and Aruba.

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Business management software vendors that focus a significant portion of their business on the MSP market, providing vertically integrated service management platforms and tools to MSPs to help them operate more efficiently. Many of these vendors are not solely focused on the MSP market, and sell directly to end customers to augment their revenue. ConnectWise, Kaseya and Solarwinds are examples of such vendors.

Key competitive factors in our market include:

•	reliability and performance of solutions that protect workloads — data, applications and configurations — and ensure uptime for SMBs;

•	MSP-centric, turnkey product capabilities including reliability, multi-tenant cloud management, ease of deployment and manageability at scale;

•	ability to provide recurring revenue and margin for MSPs;

•	quality and availability of service and support;

•	brand awareness, reputation and influence among MSPs; and

•	programs, tools and content that help MSPs grow their businesses.

We believe that we compete favorably on these factors.

Marketing and Sales

Our marketing and sales engine attracts, closes, retains and grows sales to and through MSPs. This approach begins with using our leading content marketing programs to attract MSPs, nurturing these contacts and then efficiently delivering qualified leads to our inside sales team to close. Once a new MSP is added to our platform, our inside sales team works with them to help them grow. Using our go-to-market enablement programs, MSPs add new SMBs and sell additional Datto products to their existing SMB customers. Post-sales engagement with our service and success teams ensures partners are either effectively using or are enabled to resell our products, and ongoing relationship management at scale allows our partners to sell and cross-sell more of our products.

Marketing

Our marketing engine delivers industry-leading content for our partners. This content drives our target audience—MSP business owners and decision makers—to request a demo or become a partner. We distribute our content through a number of digital marketing platforms (social, pay-per-click, search engine optimization, syndication, webinars), and we leverage demos to nurture and further qualify leads. Analytics of this process enable us to fine tune programs and content to drive more successful and qualified lead generation.

We categorize our leads based on propensity to buy using a real-time analytical model. We leverage high touch tactics to attract the higher scoring leads and rely on self-service at the low end. We market Datto as the MSP technology company, creating technology for SMBs delivered by MSPs. Once an MSP becomes a Datto partner, we help it grow with a variety of programs to ensure they are optimally using the products they purchased and are enabled to resell our products through to SMB customers. Our marketing programs also help our partners attract new SMB customers. We leverage our in-depth knowledge and understanding of MSPs to design these programs, which include a free marketing automation tool, robust marketing content, sales training and certifications.

We also foster one of the largest MSP communities in the world through our numerous events. DattoCon, DattoCon EMEA and MSP Technology Day are among the largest MSP events in the world. Our dedicated community development team hosts over 100 Datto virtual and in-person events annually for our partners and prospects around the globe, educating them on best practices, refreshing them on the latest technology and providing insights they can use to grow their businesses. We also exhibit at third-party in person and virtual tradeshows where we continue to engage with MSPs and expand the Datto brand. We believe that fostering a cohesive MSP community and serving as a trusted thought leader for MSPs around the world helps drive MSP growth, which in turn drives Datto growth. These events, combined with our content and digital marketing strategies, help ensure that our partners stay in touch with our brand, maintaining our lead in the MSP market.

Sales

We believe that leveraging the MSP channel creates high levels of sales productivity at low customer acquisition costs, allowing us to efficiently reach SMBs. We capture and close MSP partner opportunities primarily through our inside sales team. There are three inside sales teams covering our partner base: Sales Development Representatives (SDRs), Territory Sales Representatives (Hunters) and Channel Growth Representatives (Farmers). SDRs accept leads from our marketing team and qualify new partner opportunities, and Hunters close these opportunities, getting a new MSP partner to adopt one or more of our products. Farmers work with our partners after their first purchase and build relationships, focusing on upsell and cross-sell opportunities. Our sales teams are organized by geography, consisting of the Americas, EMEA and APAC.

Our MSP partners become multipliers to our inside sales team with our Unified Continuity and Networking products. With aligned incentives, our Farmers and our partners’ own sales teams work together at scale using a range of “sell with” tactics to help such partners grow their base of SMB customers purchasing managed services powered by Datto solutions and expand their footprint within those customers. Further, our Farmers direct MSPs to the enablement and training resources available on our marketing platform to ensure new and existing partners continue to grow their installed base across our products.

Services, Success and Support

Services and Success

Our services team onboards MSP partners, helps them properly configure and implement our solutions and trains them to use our products to their fullest potential. Our success team provides cross-functional support for partners to drive increased adoption, product usage and subscription renewals and is responsible for relationship and escalation management.

Support

Our support team includes experienced, trained resources located around the world to provide 24x7x365 technical support for all of our products. Support is included in all of our offerings as long as an MSP partner’s subscription is active. All support tiers offer maintenance releases, patches and access to our support services and portal, including a documentation and knowledge repository, how-to guides, videos and a community where our partners can ask questions and find answers. Our support is distinguished by our “direct to tech” support model whereby our expert technicians immediately answer support calls and speak directly with partners to resolve issues. This includes “code red” support where we work with an MSP partner during a disaster or other incident to minimize disruption to their customer’s business.

Similar to the sales leverage we gain through the MSP channel, our partners also are a multiplier for our support team because they perform first-level technical support with SMBs, only calling Datto when they are unable to resolve an issue. In complex situations such as multiple or repeat issues affecting an MSP, our success team may get involved in an escalation. Our executive leaders also regularly speak with partners as part of our commitment to openness and accessibility.

Research and Development

Product development and innovation are at the core of our business. We not only invent technology, but we also reinvent it for MSPs. Our research and development teams are composed of product management, software development and infrastructure engineering functions. These groups are responsible for the design, development, testing and delivery of our solutions. We build our products from inception to serve the needs of MSPs and their SMB customers and continually seek to improve those products.

We have designed our development processes to be highly responsive and cost-efficient. Our diversified global centers of excellence allow us to source from a large pool of talented resources by participating in multiple labor markets. We utilize an Agile development process and small Scrum teams, each dedicated to specific product modules that follow a standard set of best practices and a common set of development values. We continue to invest in innovation with product and engineering teams of approximately 430 employees across the United States, Europe and China. For the year ended December 31, 2019, we spent approximately $60.5 million on research and development.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as confidentiality and other contractual restrictions to protect our proprietary rights, including our proprietary technology, software, know-how and brand. As of June 30, 2020, we owned 13 issued U.S. patents, with expiration dates ranging from September 2025 to January 2036. We have also filed approximately 27 currently pending patent applications. We do not believe that we are materially dependent on any one of our patents, issued or pending.

We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, proprietary technology and documents and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information.

Although we rely on intellectual property rights as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

Employees

As of June 30, 2020, we had 1,653 employees, of which 1,286 (78%) were employed in the United States and 367 (22%) were employed outside of the United States. We consider our current relationship with our employees to be good. We are not party to any collective bargaining agreement.

Facilities

Our corporate headquarters are in Norwalk, Connecticut, where we lease 133,864 square feet of office space as of June 30, 2020. We also have domestic offices in several other locations, including Boston, Massachusetts, East Greenbush, New York, Rochester, New York and Portland, Oregon and international offices in Australia, Canada, China, Denmark, Germany, the Netherlands, Singapore and the United Kingdom.

We lease all of our facilities. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings and claims arising in our ordinary course of business. At this time, neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any legal proceeding that, if determined adversely to us, would have a material adverse effect on us.

MANAGEMENT

Below is a list of the names, ages as of October 14, 2020, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors or who are expected to become directors prior to completion of this offering.

Name	Age	Position
Tim Weller	55	Chief Executive Officer and Director
John Abbot	58	Chief Financial Officer
Nathaniel Katz	41	SVP, Finance
Bob Petrocelli	54	Chief Technology Officer
Radhesh Menon	49	Chief Product Officer
Sanjay Singh	47	Chief Revenue Officer
Chris McCloskey	45	Chief Customer Officer
Michael Fass	49	General Counsel and Chief People Officer
Matt Richards	45	Chief Marketing Officer
David Breach	53	Director Nominee
Marc Brown	56	Director
Adrian Dillon	66	Director
Christina Lema	40	Director Nominee
Austin McChord	35	Director
Maneet S. Saroya	41	Director
John Stalder	37	Director
Nadeem Syed	54	Director

Tim Weller has served as our Chief Executive Officer since January 2019 and our director since March 2019. Mr. Weller joined Datto in May 2017 and previously served as President, Chief Operating Officer and Chief Financial Officer, prior to becoming CEO. Before joining Datto, Mr. Weller served as interim Chief Executive Officer and Chief Financial Officer of a London-based financial technology company, Wonga, from 2012 to 2014. He also previously served as Chief Financial Officer of two Boston-based public companies, EnerNOC and Akamai Technologies. Mr. Weller earned a bachelor’s degree and master’s degree in electrical engineering from Michigan State University and a doctorate in electrical engineering from the University of Illinois. We believe Mr. Weller is qualified to serve as a member of our Board because of his extensive experience in the areas of corporate strategy, finance and technology, his experience advising public companies and his insight into our business as our CEO.

John Abbot joined Datto in March 2020 as Datto’s Chief Financial Officer. Prior to joining Datto, Mr. Abbot was an Executive Vice President and the Chief Financial Officer at Cumulus Media, Inc. from July 2016 to March 2020, where he helped lead Cumulus through its Chapter 11 bankruptcy reorganization in the first half of 2018. Prior to that, he was an Executive Vice President and the Chief Financial Officer at Telx from January 2014 to December 2015. Prior to Telx, Mr. Abbot served as Chief Financial Officer of Insight Communications Company, Inc., a cable television business, for eight years. During the prior nine years, he worked in the Global Media and Communications Group of the Investment Banking Division at Morgan Stanley, where he ultimately was a Managing Director. Mr. Abbot began his financial career as an associate at Goldman, Sachs & Co., and prior to that served as a Surface Warfare Officer in the U.S. Navy for six years. Mr. Abbot earned his bachelor of science degree in Systems Engineering from the U.S. Naval Academy, his Masters of Engineering degree from Penn State University and his MBA from Harvard Business School.

Nathaniel Katz has served as our Senior Vice President, Finance since April 2018. Prior to joining Datto, Mr. Katz was the Vice President, Corporate Financing & Planning at EnerNOC where he worked from June 2010 through April 2018. Mr. Katz earned a bachelor’s degree in business and administration from Emory University, a master’s in Information Systems from Boston University and an MBA from Boston University.

Robert Petrocelli has served as our Chief Technology Officer since July 2019. Before serving in this role Mr. Petrocelli was a Senior Software Architect at Oracle from 2014 to 2019. Mr. Petrocelli came to Oracle by way of their acquisition of GreenBytes, a business which Mr. Petrocelli founded in 2007. Prior to this Mr. Petrocelli was CEO and co-founder of Heartlab from 1994 to 2006 (Heartlab was acquired by Agfa in 2005). Mr. Petrocelli was named Ernst & Young New England Entrepreneur of the Year in 2001. Mr. Petrocelli earned a bachelor’s degree in Physics and a master’s degree in Computer Science from the University of Rhode Island, where he was an Office of Naval Research Fellow in Physical Oceanography.

Radhesh Menon joined Datto as our Chief Product Officer in June 2020. Prior to joining Datto, Mr. Menon served as Chief Marketing Officer of Robin.io from September 2018 to October 2019. Prior to that, Mr. Menon served as general manager of Red Hat from December 2012 to July 2018 where he led the OpenStack business. Prior to joining Red Hat, he was at Microsoft from July 1999 to December 2012 where he held various leadership roles across the Azure, Windows Server, Windows Storage Server, Exchange Server and Windows desktop products. Mr. Menon earned a bachelor’s degree in Electronics and Communication Engineering from Coimbatore Institute of Technology, a master’s degree in Information Systems from Pondicherry University in 1994, and a master’s degree in Competitive Strategy, Marketing & Information Systems from Simon Business School-University of Rochester.

Sanjay Singh joined Datto as our Chief Sales Officer in May 2019 and was promoted to Chief Revenue Officer in January 2020. Prior to joining Datto, Mr. Singh held the position of Chief Operating Officer and board member of Unbxd Inc. from July 2017 to May 2018. He also previously worked at Akamai Technologies from 1999 to 2017, holding various positions including Senior Vice President Global Operations and Senior Vice President & General Manager of Asia Pacific and Japan. Mr. Singh earned a bachelor’s degree in accounting from St. Xavier’s College, Kolkata and a bachelor’s degree in finance from Purdue University.

Chris McCloskey joined Datto as our Customer Experience Officer in November 2018 and became our Chief Customer Officer in September 2020. Prior to joining Datto, Mr. McCloskey served as Chief Operating Officer, Americas at a London-based financial company, Finastra, from August 2017 to October 2018. He previously worked at MISys in various roles from August 2013 through August 2017. He has also held positions at IBM, General Electric and Vista throughout his career. Mr. McCloskey earned a bachelor’s degree in mathematics from Gettysburg College and an MBA from the Stern School of Business at New York University.

Michael Fass joined Datto as our General Counsel in April 2013 and has served as our General Counsel and Chief People Officer since December 2017. Prior to joining Datto, Mr. Fass held senior legal positions at Toluna, a leading online market research technology and data collection provider, as well as MicroWarehouse, which was a leading technology reseller. Mr. Fass earned his bachelor’s degree in political science from the University of Vermont and his juris doctorate from the University of Miami School of Law.

Matt Richards has served as our Chief Marketing Officer since December 2017 after initially joining Datto as the VP of Product Marketing in June 2016. Prior to joining Datto, Mr. Richards was VP of Products and Markets at ownCloud from 2012 to 2016. He previously held key management positions at CA Technologies, Novell and IBM. Mr. Richards earned bachelor’s degrees in mechanical engineering and engineering sciences from Dartmouth College and earned his MBA from the MIT Sloan School of Management.

David Breach is expected to join our board prior to the completion of this offering. Mr. Breach is the Chief Operating Officer and Chief Legal Officer at Vista. Prior to joining Vista in 2014, Mr. Breach worked as a Senior Corporate Partner at Kirkland & Ellis LLP, where his practice focused on representation of private equity funds in all aspects of their business. Mr. Breach was a founding partner of Kirkland & Ellis’s San Francisco office, and received numerous professional accolades while at Kirkland & Ellis. Mr. Breach is also a Principal of Vista and sits on Vista’s Private Equity Funds’ Investment Committees. Mr. Breach also sits on the boards of publicly-traded Ping Identity Holding Corp. and Jamf Holding Corp., and Vista portfolio companies including Solera Holdings Inc., Mediaocean LLC, and Vertafore, Inc. Mr. Breach received a bachelor of business administration in marketing from Eastern Michigan University and received a juris doctorate from the University of Michigan, magna cum laude, Order of the Coif. Mr. Breach is currently a member of the State Bars of California, Illinois and Michigan. We believe Mr. Breach’s extensive experience in the areas of corporate strategy, private equity and firm governance, as well as his experience on the boards of other companies will make him a valuable member of our Board.

Marc Brown has served on our board since October 2020. Mr. Brown has been employed since January 2000 by Microsoft Corporation, where he currently serves as the Corporate Vice President, Corporate Development, Global Head of M&A and Strategic Investments. He received an A.B. from Colgate University, an M.B.A. from the New York University – Leonard N. Stern School of Business and a J.D. from Georgetown University Law Center. We believe Mr. Brown’s extensive experience with corporate strategy, development and M&A activities with software and technology companies qualifies him to serve on our Board.

Adrian Dillon joined Datto as an Independent Director and Chairman of the Audit Committee in August 2020. Mr. Dillon is currently the non-executive chairman of the board of directors of WNS Holdings Limited and has served on the WNS board since August 2012. He has also served as a member of the HealthEquity, Inc. board of directors since September 2016, where he chairs the Cybersecurity Committee and serves on the Audit and the Compensation Committees. Mr. Dillon served as a member of the board of directors of Williams-Sonoma, Inc. (NYSE: WMS), from 2005 to 2017, Wonga Group Limited, from 2013 to 2015, NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007, and LumiLeds Inc., from 2002 to 2007. Mr. Dillon held key finance roles including Chief Financial Officer and Chief Administrative Officer at Skype Limited from 2010 to 2011, and Executive Vice President—Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc. from 2001 to 2010. He held various positions at Eaton Corporation from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995 to 2001. Mr. Dillon was a member and past chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in Economics in 1976. Mr. Dillon’s extensive finance experience and prior experience serving as a board member makes him a valuable member of our board.

Christina Lema Christina Lema is expected to join our board prior to the completion of this offering. Ms. Lema has served as Managing Director and General Counsel of Vista Equity Partners since February 2012. As General Counsel of Vista, she divides her time between corporate and transactional matters, fund formation, every day legal matters, and advising Vista’s portfolio companies, which range in size from around $20 million to over $10 billion in enterprise value. Ms. Lema earned a B.A. in Economics and Spanish from the University of Pennsylvania and a J.D. from the Columbia University School of Law. We believe Ms. Lema’s expertise in legal matters and experience working with similar companies will make her a valuable member of our board.

Austin McChord founded Datto, Inc. in 2007 and served as Datto’s Chief Executive Officer from its founding until October 2018. Mr. McChord was elected as our director in December of 2017, where he still serves today. From January through November 2019, Mr. McChord served as a Venture Partner of General Catalyst, a venture capital firm based in Massachusetts. Mr. McChord earned his bachelor’s degree from the Rochester Institute of Technology in 2009 and currently serves on its board of trustees. We believe Mr. McChord is qualified to serve as a member of our Board because of his extensive experience building and leading our business and his insight into our technology and the MSP channel as Datto’s founder and former CEO.

Maneet S. Saroya has served on our board since December 2017. Mr. Saroya joined Vista in 2008. Mr. Saroya is currently a senior managing director of Vista, is Co-Head of the Vista Flagship Fund and sits on the Vista Flagship Funds’ Investment Committee. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles. Mr. Saroya received a bachelor’s degree from California Polytechnic State University. Mr. Saroya’s experience in the areas of corporate strategy, technology, finance and private equity make him a valuable member of our board.

John Stalder has served on our board since December 2017. Mr. Stalder joined Vista in 2011 and currently serves as a managing director. Prior to joining Vista, Mr. Stalder worked in the Software & Services group at Pagemill Partners LLC, where he advised clients in a variety of verticals including software, IT services and internet, among others. Mr. Stalder earned a bachelor’s degree from the University of Colorado. Mr. Stalder’s extensive experience working with technology companies makes him a valuable member of our board.

Nadeem Syed has served on our board since February 2018. Mr. Syed currently serves as a managing director of Vista. Prior to joining Vista in September 2018, Mr. Syed served as Chief Executive Officer at Finastra, a Vista portfolio company, from June 2013 to June 2018. Mr. Syed was the President and COO at MISys from June 2012 to June 2013. Before his time with Finastra, Mr. Syed was the Chief Operating Officer at SumTotal Systems, a former Vista portfolio company, from December 2009 to June 2012. Mr. Syed previously spent 19 years in multiple senior leadership roles at Oracle. Mr. Syed earned a bachelor’s degree from the University of Mumbai and a master’s degree in industrial engineering from Louisiana State University. Mr. Syed’s extensive leadership experience in the technology sector make him a valuable member of our board.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of nine directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Mr. Breach, Mr. Saroya and Mr. Stalder and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be Ms. Lema, Mr. Syed and Mr. Weller and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be Mr. McChord, Mr. Dillon and Mr. Brown and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock then outstanding. If Vista’s beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that Vista will have the right to designate the Chairman of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering, Mr. Breach will be the Chairman of our Board.

The listing standards of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that Mr. Dillon and Mr. Brown meet the New York Stock Exchange’s requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, Vista Funds will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under the New York Stock Exchange’s rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a Board that is composed of a majority of “independent directors”, as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange’s corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Marc Brown	X
Adrian Dillon	X (Chair)
Christina Lema		X
Maneet Saroya		X (Chair)
John Stalder	X	X
Nadeem Syed		X

Audit Committee

Following this offering, our Audit Committee will be composed of Mr. Stalder, Mr. Dillon and Mr. Brown, with Mr. Dillon serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and the New York Stock Exchange, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Mr. Dillon and Mr. Brown meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the New York Stock Exchange. We anticipate that, prior to our completion of this offering, our Board will determine that Mr. Dillon is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of the New York Stock Exchange. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of Ms. Lema, Mr. Saroya, Mr. Stalder and Mr. Syed, with Mr. Saroya serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the New York Stock Exchange rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the NYSE;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the Director Nomination Agreement, as described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement,” identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by applicable law.

EXECUTIVE COMPENSATION

This Executive Compensation section discusses the material components of the compensation we provide to our Chief Executive Officer, our Chief Technology Officer and our Chief Revenue Officer, who we refer to as our “Named Executive Officers.” As of the year ended December 31, 2019, our Named Executive Officers were as follows:

•

Tim Weller, who became our Chief Executive Officer effective January 1, 2019, and served as our President and Chief Operating Officer before becoming Chief Executive Officer (and as our interim Chief Executive Officer from November 1, 2018 through December 31, 2018);

•	Bob Petrocelli, our Chief Technology Officer; and

•	Sanjay Singh, our Chief Revenue Officer.

This Executive Compensation section may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this section.

Emerging Growth Company Status

As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of the total compensation of our CEO to the median of the annual total compensation of all of our employees, each as required by the Dodd-Frank Act.

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers for 2019.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)	All Other Compensation ($)(3)		Total ($)
Tim Weller,	2019	596,154		288,600		2,670,090	12,600		3,567,444
Chief Executive Officer(4)	2018	472,308		125,000		7,510,295	12,375		8,119,978

Bob Petrocelli Chief Technology Officer(5)	2019	184,615	(5)	86,119	(5)	2,421,256	6,231	(5)	2,698,221

Sanjay Singh Chief Revenue Officer(6)	2019	213,231		134,069		2,315,713	15,994		2,679,007

(1)

Amounts reflect performance-based, discretionary cash bonuses earned for the 2019 performance year. In determining bonus amounts for 2019, our Board considered our level of achievement with respect to predetermined performance thresholds related to management by objectives, or MBOs, revenue, recurring revenue, gross profit and EBITDA.

(2)

Amounts reflect the grant date fair values of stock options granted to our Named Executive Officers, as computed in accordance with ASC Topic 718. The assumptions used in calculating the values are set forth in Note 12 to the consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the options and do not necessarily correspond to the actual economic value that may be received by our Named Executive Officers in connection with the options. The terms and conditions of the options are described below in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table.

(3)	Amounts reflect employer contributions to our 401(k) plan.
(4)

Mr. Weller became our CEO effective January 1, 2019. He served as our President and Chief Operating Officer before becoming CEO (and he served as our interim chief executive officer from November 1, 2018 to December 31, 2018).

(5)	Mr. Petrocelli became our Chief Technology Officer as of July 15, 2019. His initial base salary was $400,000 and his initial annual bonus target was 50% of his base salary.
(6)

Mr. Singh served as our Chief Sales Officer as of April 29, 2019, and became our Chief Revenue Officer as of January 2020. His initial annual base salary was $360,000 and his initial annual bonus target was 50% of his base salary.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each of our Named Executive Officers, the number of shares of our common stock underlying outstanding equity awards held as of December 31, 2019.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date(1)
Tim Weller .	737,750	737,750	(2)	10.00	12/06/2027
	—	500,955	(3)	10.47	03/05/2029
Bob Petrocelli	—	421,088		11.54	09/26/2029
Sanjay Singh	—	286,533		10.47	05/21/2029
	—	134,555		12.78	12/30/2029

(1)

Unexercisable options expire immediately upon the option holder’s separation from service. Exercisable options generally expire upon the earlier of 30 days after the option holder’s separation from service and 10 years after the grant date.

(2)

Represents a portion of the 1,475,000 options granted to Mr. Weller on July 18, 2018 pursuant to his employment agreement, of which 25% became exercisable on December 7, 2018, and an additional 6.25% become exercisable at the end of each full 3 calendar months thereafter, in each case subject to continued service.

(3)

Represents a portion of the 500,955 options granted to Mr. Weller on March 6, 2019 in connection with an amendment to his employment agreement, of which 25% became exercisable on January 1, 2020, and an additional 6.25% become exercisable at the end of each full 3 calendar months thereafter, in each case subject to continued service.

Employment Agreements

Our wholly-owned subsidiary Datto, Inc. has entered into employment agreements with Tim Weller, Bob Petrocelli and Sanjay Singh, which set forth certain terms and conditions of employment, including base salary, employee benefits, severance benefits, and restrictive covenants.

Employment Agreement with Mr. Weller

On May 30, 2017, Datto, Inc. entered into an employment agreement with Mr. Weller to serve as Chief Financial Officer (CFO). On July 20, 2018, Datto, Inc. entered into another employment agreement with Mr. Weller to serve as Chief Operating Officer (COO). On March 4, 2019, Datto, Inc. amended Mr. Weller’s 2018 employment agreement to reflect his appointment as Chief Executive Officer (CEO), effective January 1, 2019.

Mr. Weller’s initial annual base salary under his 2017 employment agreement was $450,000 and his annual target bonus was 20% of his base salary. Upon being appointed as our COO, his initial annual base salary increased to $500,000 and his annual bonus target was 25% of his base salary. Upon being appointed as our CEO, Mr. Weller’s annual base salary increased to $600,000 and his annual bonus target increased to 50% of his base salary. Mr. Weller’s base salary is subject to annual review for potential increase. Payment of Mr. Weller’s annual bonus is discretionary based on our Board’s good faith determination of our achievement of predetermined performance thresholds which may include, but are not limited to, MBOs, revenue, recurring revenue, gross profit and EBITDA. Mr. Weller is also eligible to participate in applicable benefit plans that are offered to employees of Datto, Inc.

If we terminate Mr. Weller’s employment without “cause” or if Mr. Weller terminates his employment for “good reason,” he will be eligible to receive, subject to his execution of a general release of claims, a severance payment equal to 9 months of his then-current annual base salary and, at the sole discretion of our Board, a prorated portion of any annual bonus that he may have earned. If Mr. Weller’s employment is terminated due to his death or disability, he or his estate will be eligible to receive a prorated portion of his target annual bonus for the year of termination.

“Cause” generally is defined under Mr. Weller’s employment agreement as: (i) a material failure to perform responsibilities or duties; (ii) illegal conduct or gross misconduct that harms the standing and reputation of Datto, Inc.; (iii) the commission or conviction of, or plea of guilty or nolo contendre to, a felony, a crime involving moral turpitude, or any other act or omission that harms the standing and reputation of Datto, Inc.; (iv) a material breach of duty of loyalty, or a material breach of any material agreement with Datto, Inc., restrictive covenant, or our code of conduct; (v) dishonesty, fraud, gross negligence, or repetitive negligence committed without correction; or (vi) excessive and unreasonable absences from duties for any reason or as a result of disability causing an inability to perform duties.

“Good reason” generally is defined under Mr. Weller’s employment agreement as an uncured: (i) material adverse change in title, authority, reporting level, duties, or responsibilities; (ii) reduction in base salary; (iii) requirement that Mr. Weller take actions constituting fraud or that would result in a material misstatement of facts associated with the operation or financial condition of the Company; (iv) relocation of Mr. Weller’s primary place of employment by more than 25 miles; or (v) material breach by Datto, Inc. of Mr. Weller’s employment agreement or other equity-related agreement.

Mr. Weller’s employment agreement contains perpetual confidentiality and nondisparagement restrictive covenants, as well as a 12-month post-termination noncompetition and employee nonsolicitation restrictive covenant.

Employment Agreement with Mr. Petrocelli

On October 1, 2019, Datto, Inc. entered into an employment agreement Mr. Petrocelli to serve as Chief Technology Officer.

Mr. Petrocelli’s initial annual base salary under his employment agreement was $400,000 and his annual bonus target was 40% of his base salary and he is eligible for an additional bonus of up to 10% of his base salary based on achievement of stretch targets. Mr. Petrocelli’s base salary is subject to annual review for potential increase. Payment of Mr. Petrocelli’s annual bonus and additional bonus are discretionary based on our Board’s determination of our achievement of predetermined performance thresholds which may include for the annual bonus, but are not limited to, MBOs, revenue, recurring revenue, gross profit, and EBITDA. Mr. Petrocelli is also eligible to participate in applicable benefit plans that are offered to other employees of Datto, Inc.

If we terminate Mr. Petrocelli’s employment without “cause” or if Mr. Petrocelli terminates his employment for “good reason,” he will be eligible to receive, subject to his execution of a general release of claims, a severance payment equal to 6 months of his then-current annual base salary, any accrued and unpaid base salary through the date of termination, unpaid or unreimbursed expenses incurred and accrued and vested benefits under the employee benefit plans of Datto in accordance with the plans’ terms and conditions and, at the sole discretion of our Board, a prorated portion of any annual bonus that he may have earned.

“Cause” generally is defined under Mr. Petrocelli’s employment agreement in the same manner that it is defined in Mr. Weller’s employment agreement (as described under “—Employment Agreement with Mr. Weller”).

“Good reason” generally is defined under Mr. Petrocelli’s employment agreement as an uncured: (i) material adverse change in duties or responsibilities, provided that a change in title or a change in the person of office to which Mr. Petrocelli reports, shall not constitute a material, adverse change; (ii) reduction in base salary by more than 10%; and/or (iii) material breach by Datto, Inc. of any offer letter or employment agreement between Mr. Petrocelli and Datto, Inc.

Mr. Petrocelli’s employment agreement contains perpetual confidentiality and nondisparagement restrictive covenants, as well as 2-year post-termination noncompetition and customer and employee nonsolicitation restrictive covenants.

Employment Agreement with Mr. Singh

On April 30, 2019, Datto, Inc. entered into an employment agreement Mr. Singh to serve as Chief Sales Officer. Mr. Singh was promoted to Chief Revenue Officer in January 2020.

Mr. Singh’s annual base salary under his employment agreement is $360,000 and his annual bonus target is 50% of his base salary and he is eligible for an additional bonus of up to 10% of his base salary based on achievement of stretch targets. Mr. Singh’s base salary is subject to annual review for potential increase. Payment of Mr. Singh’s annual bonus and additional bonus are discretionary based on our Board’s determination of our achievement of predetermined performance thresholds which may include, but are not limited to, MBOs, revenue, recurring revenue, gross profit, and EBITDA. Mr. Singh is also eligible to participate in applicable benefit plans that are offered to other employees of Datto, Inc.

If we terminate Mr. Singh’s employment without “cause” or if Mr. Singh terminates his employment for “good reason,” he will be eligible to receive, subject to his execution of a general release of claims, a severance payment equal to 6 months of his then-current annual base salary any accrued and unpaid base salary through the date of termination, unpaid or unreimbursed expenses incurred and accrued and vested benefits under the employee benefit plans of Datto in accordance with the plans’ terms and conditions and, at the sole discretion of our Board, a prorated portion of any annual bonus that he may have earned.

“Cause” generally is defined under Mr. Singh’s employment agreement in the same manner that it is defined in Mr. Weller’s employment agreement (as described under “—Employment Agreement with Mr. Weller”).

“Good reason” generally is defined under Mr. Singh’s employment agreement as an uncured: (i) material adverse change in duties or responsibilities, provided that a change in title or a change in the person or office to which Mr. Singh reports, shall not constitute a material, adverse change; (ii) reduction in base salary by more than 10%; and/or (iii) material breach by Datto, Inc. of any offer letter or employment agreement between Mr. Singh and Datto, Inc.

Mr. Singh’s employment agreement contains perpetual confidentiality and nondisparagement restrictive covenants, as well as 2-year post-termination noncompetition and customer and employee nonsolicitation restrictive covenants.

Equity and Cash Incentives—Summary of the 2020 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the Datto 2020 Omnibus Incentive Plan (the “2020 Plan”), pursuant to which our and our affiliates’ employees, consultants and directors will be eligible to receive incentive awards. We anticipate that the 2020 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards, in each case intended to align the interests of participants with those of our stockholders. The following description of the 2020 Plan is based on the form we anticipate will be adopted, but since the 2020 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2020 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its adoption by our Board and approval by our stockholders, we will reserve 20,868,874 shares of our common stock for issuance under the 2020 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2020 Plan:

•	shares subject to awards granted under the 2020 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2020 Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled, or exchanged by the Company for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with an award).

Administration

The 2020 Plan will be administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee will have the authority to construe and interpret the 2020 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2020 Plan may be made subject to “performance conditions” and any other terms and conditions that the Compensation and Nominating Committee deems necessary or advisable.

Eligibility

Our employees, consultants, and directors, and the employees, consultants and directors of our affiliates, will be eligible to receive awards under the 2020 Plan. The Compensation and Nominating Committee will determine who will receive awards and the terms and conditions of such awards.

Term

The 2020 Plan will terminate 10 years from the date our Board adopts the plan, unless it is terminated earlier by our Board.

Award Forms and Limitations

The 2020 Plan will authorize the grant of stock awards, performance awards and other cash-based awards. An aggregate of 20,868,874 shares will be available for issuance under the 2020 Plan awards. The maximum number of shares subject to stock options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Code, will be 33,993,196.

Stock Options

The 2020 Plan will provide for the grant of ISOs only to employees. All options other than ISOs may be granted to employees, directors, and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2020 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation and Nominating Committee determines. The maximum term of options granted under the 2020 Plan will be 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights will provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation and Nominating Committee.

Restricted Stock

The Compensation and Nominating Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation and Nominating Committee. Unless otherwise determined by the Compensation and Nominating Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The Compensation and Nominating Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Other Stock-Based and Other Cash-Based Awards

The Compensation and Nominating Committee may grant other stock-based awards and other cash-based awards to participants under the 2020 Plan in amounts and on terms and conditions determined by the Committee in its discretion. Such awards may be granted subject to vesting and other conditions or restrictions, or granted without being subject to any conditions or restrictions.

Additional Provisions

Awards granted under the 2020 Plan will not be transferable other than by will or by the laws of descent and distribution, or as determined by the Compensation and Nominating Committee. In the event of a change in control (as defined in the 2020 Plan), the Compensation and Nominating Committee will have the discretion to provide for any or all of the following actions: (i) awards may be continued, assumed, or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated before the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All 2020 Plan awards will be equitably adjusted in the case of the division of stock and similar transactions.

Health and Retirement Benefits

We provide medical, dental, vision, flexible savings accounts, health savings accounts, life insurance, and disability benefits to all eligible employees. Our Named Executive Officers are eligible to participate in these benefits on the same basis as all other employees.

We maintain a 401(k) savings plan that allows participants, including our Named Executive Officers, to defer up to 100% of eligible cash compensation (subject to applicable IRS guidelines). All Company employee are eligible to participate in our 401(k) plan. Our Named Executive Officers are eligible to participate in the 401(k) plan on the same basis as all other employees. We may provide both discretionary and non-discretionary employer matching contributions under the 401(k) plan.

Director Compensation

Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our Board in 2019. Mr. Weller and representatives of Vista receive no compensation for service as directors and, consequently, are not included in this table. The compensation shown below for Mr. McChord was paid in accordance with the advisory agreement described further in “Certain Relationships and Related Party Transactions—Related Party Transactions—Advisor Agreement with Austin McChord.” This advisory agreement terminated effective April 2020. The compensation received by Mr. Weller as an employee of the company is presented in “ —Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Austin McChord	120,000	—	—	120,000

Non-Employee Director Compensation Policy

We do not currently have a formal policy with respect to compensating our non-employee directors and individuals associated with Vista Equity Partners for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors and individuals associated with Vista Equity Partners will be eligible to receive compensation for service on our Board and committees of our Board.

PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of October 12, 2020 and as adjusted to reflect the sale of the common stock in this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of October 12, 2020. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to 3,300,000 additional shares of common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or RSUs that are currently exercisable or exercisable within 60 days of October 12, 2020 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Datto Holding Corp., 101 Merritt 7, Norwalk, Connecticut. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
	Number of Shares	Percentage	Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Name of Beneficial Owner				Percentage	Percentage
5% Stockholders:
Vista Funds(1)	113,753,610	83.9%	113,753,610	72.2%	70.7%
Austin McChord(2)	20,880,001	15.4%	20,880,001	13.3%	13.0%

Directors and Named Executive Officers:(3)
Tim Weller	1,014,406	*	1,014,406	*	*
Bob Petrocelli	131,590	*	131,590	*	*
Sanjay Singh	107,449	*	107,449	*	*
Adrian Dillon	—	*	—	*	*
Christina Lema	—	*	—	*	*
Austin McChord	20,880,001	15.4%	20,880,001	13.3%	13.0%
Marc Brown	—	*	—	*	*
David Breach	—	*	—	*	*
Maneet S. Saroya	—	*	—	*	*
John Stalder	—	*	—	*	*
Nadeem Syed	—	*	—	*	*
Directors and executive officers as a group (17 individuals)	22,878,758	16.6%	22,878,758	14.5%	14.2%

(1)

Represents 13,941,911 shares held directly by Vista Foundation Fund II, L.P. (“VFF II”), 3,175,351 shares held directly by Vista Foundation Fund II-A, L.P. (“VFF II-A”), 846,946 shares held directly by VFF II FAF, L.P. (“VFF II FAF”), 208,599 shares held directly by Vista Foundation Fund II Executive, L.P. (“VFF II Executive”), 27,192 shares held directly by Vista Foundation Associates II, LLC (“VF Associates II”) and 95,553,610 shares held directly by Merritt VI Aggregator, LLC (“Merritt VI,” and collectively with VFF II, VFF II-A, VFF II FAF, VFF II Executive and VF Associates II, the “Vista Funds”). Vista Foundation Fund II GP, LLC (“VFF II GP”) is the general partner of each of VFF II, VFF II FAF and VFF II Executive. VEP Group, LLC (“VEP Group”) is the Senior Managing Member of VFF II GP and VF Associates II. VFF II GP (Cayman), L.P. (“VFF II-A GP”) is the general partner of VFF II-A. VFF II GP (Cayman), Ltd. (“VFF II-A UGP”) is the general partner of VFF II-A GP. Vista Equity Partners Funds VI, L.P. (“VEPF VI”) is the managing member of Merritt VI. Vista Equity Partners Fund VI GP, L.P. (“Fund VI GP”) is the sole general partner of VEPF VI. VEPF VI GP, Ltd. (“Fund VI UGP”) is the general partner of Fund VI GP. Mr. Smith is the sole director and one of 11 members of each of VFF II-A UGP and Fund VI UGP. VFF Management, L.P. (“VFF Management Company”) is the sole management company of each of VFF II, VFF II-A, VFF II FAF, VFF II FAF, VFF II Executive and VF Associates II. VEPF Management, L.P. (“VEPF Management Company” and together with VFF Management Company, the “Management Companies” and each a “Management Company”) is the sole management company of VEPF VI. Each Management Company’s sole general partner is VEP Group, and each Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, VFF II GP, VFF II-A GP, VFF II-A UGP, VEPF VI, Fund VI GP, Fund VI UGP, the Management Companies, VEPM and VEP Group may be deemed the beneficial owners of the shares held by the Vista Funds. The principal business address of each of the foregoing entities is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

(2)	Represents 6,641,795 shares held directly by Mr. McChord and 14,238,206 shares held in trusts controlled by Mr. McChord.
(3)	Includes 2,224,174 shares that may be acquired within 60 days upon the exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee will be responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy will require our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of a director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to be considered a related party transaction or to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of our written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2017 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest

Formation of Datto Holding Corp. and Autotask Acquisition

Vista acquired Autotask Superior Holding, Inc. (“Autotask”) in 2014 as a standalone portfolio company. Vista formed Datto Holding Corp. in October 2017 for the purpose of acquiring all of the capital stock of Datto, Inc. (the “Vista Acquisition”) and combining Datto, Inc.’s business with Autotask. Prior to the Vista Acquisition, Datto, Inc. was not affiliated with Vista or Autotask. Datto Holding Corp. paid approximately $1.3 billion in the Vista Acquisition, consisting of approximately $1.1 billion in cash and approximately $200 million of

Datto Holding Corp. common stock (the “Datto Rollover Shares”). The Vista Acquisition was completed on December 7, 2017. On the same date, Datto, Inc. (then a subsidiary of Datto Holding Corp.) acquired all of the outstanding capital stock of Autotask in exchange for approximately $220 million in cash and approximately $200 million in Datto Holding Corp. common stock (the “Autotask Rollover Shares” and, together with the Datto Rollover Shares, the “Rollover Shares”). In connection with both acquisitions, Vista and its affiliates contributed approximately $956 million in cash to Datto Holding Corp., which, together with the Rollover Shares, resulted in Datto Holding Corp. having an equity capitalization of approximately $1,356 million immediately following the consummation of such transactions. The remainder of cash required to complete the acquisitions was provided by debt financing. Since December 7, 2017, the former business operations of Autotask and Datto, Inc. have been operated as a single business owned by Vista under Datto Holding Corp. The terms of the Vista Acquisition were negotiated at arms-length with the former owners of Datto, Inc. Vista was willing to pay a premium for Datto, Inc., as it saw a unique opportunity to significantly increase the value proposition to MSPs through cross selling the complimentary products of Datto and Autotask.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Vista that provides Vista the right to designate nominees for election to our Board for so long as Vista beneficially owns 5% or more of the total number of shares of our common stock that it owns as of the completion of this offering. Vista may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock beneficially owned by Vista upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization, or the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount. In each case, Vista’s nominees must comply with applicable law and stock exchange rules. In addition, Vista shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Vista’s beneficial ownership at such time. Vista shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista owns less than 5% of the Original Amount.

Additionally, Austin McChord will have the right to serve as a director, so long as Mr. McChord and certain entities affiliated with him beneficially own 5% or more of the outstanding shares of our common stock (calculated on a fully diluted basis).

Registration Rights Agreement

In connection with the Vista Acquisition, we entered into a registration rights agreement with the Vista Funds and Mr. McChord. Under the terms of the registration rights agreement, Vista is entitled to request that we register Vista’s shares on a long-form or short-form registration statement on one or more occasions, which registrations may be “shelf registrations.” Vista and Mr. McChord are also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista’s and

Mr. McChord’s expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by Vista and its affiliates, (ii) shares of common stock held by Austin McChord, and certain entities affiliated with Mr. McChord and (iii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clauses (i) or (ii) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities. These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Vista and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Directed Share Program

At our request, the underwriters have reserved up to 1,540,000 shares of common stock, or 7% of the shares offered by us pursuant to this prospectus, for sale at the initial public offering price, through a directed share program, to persons with whom we have a business relationship, our directors and certain individuals associated with Vista. See “Underwriting—Directed Share Program.”

Management Agreement

In connection with the Vista Acquisition, we entered into a management agreement with VEPM, pursuant to which VEPM was retained to provide us with certain management and consulting services. We agreed to indemnify VEPM against liabilities that may arise by reason of their service. We reimburse VEPM for any out-of-pocket costs and expenses, and have recorded expenses under the management agreement of $0.1 million for each of the periods ended December 31, 2017, and the years ended December 31, 2018 and December 31, 2019, respectively. The management agreement will terminate at no additional cost to us in connection with the completion of this offering.

Relationship with VCG

Following the Vista Acquisition, we have utilized Vista Consulting Group, LLC, or VCG, the operating and consulting arm of Vista, for consulting services and executive recruitment, and have also reimbursed VCG for expenses related to participation by our employees in VCG sponsored events and for software and professional services centrally managed and administered by VCG and utilized by us, and also paid to VCG related fees and expenses. We recorded expenses to VCG of $0.1 million, $1.9 million and $0.7 million for the period ended December 31, 2017, and the years ended December 31, 2018 and December 31, 2019, respectively. Following this offering, we may continue to engage VCG from time to time, subject to compliance with our related party transactions policy.

Advisor Agreement with Austin McChord

In February 2019, we entered into an advisor agreement with Mr. McChord, pursuant to which Mr. McChord was retained to provide us with certain advisory, networking and consulting services. We agreed to indemnify Mr. McChord against liabilities that arose by reason of his service. We reimbursed Mr. McChord for any out-of-pocket expenses, and paid a monthly advisory fee of $10,000. This agreement terminated effective April 2020.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the credit agreements governing, or expected to govern, certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the applicable credit agreements. The Credit Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Senior Secured Credit Facilities

On April 2, 2019, Datto, Inc., or Borrower, and Merritt Holdco, Inc., or Merritt Holdco, each of which is a wholly-owned subsidiary of ours, entered into a $600.0 million credit facility with a syndicate of lenders, comprised of a $550.0 million term loan facility, or our Term Loan Facility, and a $50.0 million revolving credit facility, or our Revolving Credit Facility, and together with the Term Loan Facility, our Credit Facilities. The proceeds from borrowing under the Credit Facilities were used to repay our then-existing credit facilities, together with accrued interest and related prepayment penalties and expenses. As of June 30, 2020, we had $544.5 million and $47.1 million of principal balances outstanding under our Term Loan Facility and Revolving Credit Facility, respectively. As of June 30, 2020, the interest rate on our Term Loan Facility and Revolving Credit Facility was 4.43% and 3.93%, respectively. The Credit Facilities also include an “accordion” feature that allows us, under certain circumstances, to increase the size of the facility by an amount up to the sum of $114.0 million and 100% of Consolidated EBITDA (as defined in the Credit Facilities) for the most recent fiscal quarter, plus an amount that would not cause our first lien leverage ratio to exceed 5.00 to 1.00.

Interest Rates and Fees

Borrowings under the Credit Facilities bear interest at a rate per annum, at Borrower’s option, equal to an applicable margin, plus, (a) for alternative base rate borrowings, the highest of (i) the prime rate as determined by the administrative agent in effect on such day, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) LIBOR (subject to a floor of 0.0%) plus 1.00% and (b) for eurocurrency borrowings, LIBOR for the relevant interest period divided by 1 minus the Statutory Reserves (if any) (each term as defined in the Credit Facilities credit agreement) (subject to a floor of 0.0%).

The applicable margin for borrowings under the Credit Facilities is (a) with respect to term loan borrowings, 3.25% for alternate base rate borrowings and 4.25% for eurocurrency borrowings and (b) with respect to revolving loans, 3.25% for alternate base rate borrowings, 4.25% for eurocurrency borrowings when Merritt Holdco’s first lien leverage ratio is greater than 4.50 to 1.00, with step downs to (i) 3.00% for alternate base rate borrowings and 4.00% for eurocurrency borrowings when Merritt Holdco’s first lien leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00 and (ii) 2.75% for alternate base rate borrowings and 3.75% for eurocurrency borrowings when Merritt Holdco’s first lien leverage ratio is less than or equal to 4.00 to 1.00. Our first lien leverage ratio is determined in accordance with the terms of the Credit Facilities.

Additionally, Borrower is required to pay the following fees pursuant to the terms of the Credit Facilities: (a) a commitment fee on the average daily unused portion of the revolving credit commitments of 0.50% per annum when Merritt Holdco’s first lien leverage ratio is greater than 4.50 to 1.00, with step downs to (i) 0.375% when Merritt Holdco’s first lien leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00 and (ii) 0.25% when Merritt Holdco’s first lien leverage ratio is less than or equal to 4.00 to 1.00, (b) a customary administrative agent fee to the first lien administrative agent (c) a participation fee on the daily amount of letter of credit exposure of each letter of credit issued by each issuing bank at a rate equal to 4.25% when Merritt Holdco’s first lien leverage ratio is greater than 4.50, with step downs to (i) 4.00% when Merritt Holdco’s first lien leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00 and (ii) 3.75% when Merritt Holdco’s first lien leverage ratio is less than or equal to 4.00 to 1.00, and (d) a fronting fee which shall accrue at 0.125% on the actual daily amounts of the exposure determined in the prior subsection (c).

Voluntary Prepayments

Borrower may voluntarily prepay outstanding loans under the Credit Facilities without premium or penalty, subject to certain notice, denomination and priority requirements.

Mandatory Prepayments

The Credit Facilities requires Borrower to prepay, subject to certain exceptions, the term loan with:

•

for any fiscal year in which excess cash flow exceeds the greater of $11.4 million or 10% of consolidated EBITDA, (A) the applicable excess cash flow percentage (based off the first lien leverage ratio) of the amount equal to excess cash flow for the excess cash flow period then ended (including the $11.4 million and 10% of Consolidated EBITDA), (B) minus $11.4 million and 10% of Consolidated EBITDA, and (C) minus, at Borrower’s option, certain optional prepayments and repurchases of pari passu and junior indebtedness and certain other cash payments;

•	100% of the net cash proceeds from a casualty event above a threshold amount, subject to certain exceptions including reinvestment;

•

100% of the net cash proceeds of certain asset sales above a threshold amount, subject to reinvestment rights and other exceptions including when the first lien leverage ratio, at certain times, is less than 4.50:1.00, 4.25:1.00 and 4:00:1.00, respectively; and

•	100% of the net cash proceeds of any issuance or incurrence of debt other than debt permitted under the Credit Facilities.

Final Maturity and Amortization

The Term Loan Facility will mature on April 2, 2026 and the Revolving Credit Facility will mature on April 2, 2024. The Term Loan Facility requires quarterly amortization payments equal to approximately 0.25% of the original principal amount. The Revolving Credit Facility does not amortize.

Guarantors

All obligations under the Credit Facilities are unconditionally guaranteed by Merritt Holdco, and substantially all of its existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.

Security

All obligations under the Credit Facilities are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of the borrower’s and the guarantors’ assets.

Certain Covenants, Representations and Warranties

The Credit Facilities contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict Borrower and its subsidiaries’ ability, among other things, to (subject to certain exceptions set forth in the Credit Facilities):

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, loans and advances (other than permitted business acquisitions as described in the Credit Facilities);

•	consolidate, wind up, merge, liquidate or dissolve;

•	sell, transfer or otherwise dispose of its assets;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make prepayments and modifications in respect of subordinated debt;

•	with respect to Merritt Holdco, modify its holding company status;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	materially alter the business it conducts; and

•	change its fiscal year.

The Company believes that the negative covenants and exceptions contained in the Credit Facilities are appropriately tailored to its current and future business plans, and does not expect such covenants will significantly restrict its ability to execute its intended growth strategy, including potential acquisitions.

Financial Covenant

Additionally, the Revolving Credit Facility requires, in the event the outstanding revolving loans, letter of credit reimbursement obligations and (solely to the extent in excess of $11.4 million in the aggregate) outstanding but undrawn letters of credit that have not been cash collateralized exceed 35% of the aggregate revolving commitments, that Datto maintain a first lien leverage ratio, determined in accordance with the terms of the Credit Facilities, of no greater than 7.80:1.00 as of the last day of any fiscal quarter.

In the event that we fail to comply with the financial covenant, direct or indirect equityholders of Borrower have the option to acquire equity interests or make certain equity contributions to the borrower in order to cure any non-compliance with such covenant, subject to certain other conditions and limitations.

Events of Default

The lenders under the Credit Facilities are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control, none of which is expected to be triggered by this offering.

Post-IPO Credit Facility

Concurrently with or shortly after the completion of this offering, we expect to enter into the Post-IPO Credit Facility. Set forth below is a summary of the expected terms of the credit agreement governing the Post-IPO Credit Facility. This summary is not a complete description of all of the expected terms of the credit agreement, and the terms of the Post-IPO Credit Facility have not yet been finalized. There may be changes to the expected size and other terms of the Post-IPO Credit Facility, some of which may be material. There can be no assurance that we will enter into the Post-IPO Credit Facility on the terms described below, on terms that are favorable to us, or at all.

We expect that Datto, Inc., as borrower, and Merritt Topco, as a guarantor, each of which is a wholly-owned subsidiary of ours, will enter into a credit agreement governing the Post-IPO Credit Facility with a group of lenders and Morgan Stanley Senior Funding, Inc. (or one of its affiliates) as administrative agent, which we expect will provide for an initial $200 million commitment for revolving loans, with sublimits applicable to issuing letters of credit and borrowings in alternative currencies. In addition, we expect that the Post-IPO Credit Facility will provide the borrower with the ability to request incremental commitment increases or term loan facilities, subject to certain minimum thresholds and caps. We expect that the borrower will not draw on the Post-IPO Credit Facility on or prior to the closing date of this offering.

Interest Rates and Fees

We expect that the interest rates applicable to revolving borrowings under the Post-IPO Credit Agreement will be, at the borrower’s option, either (i) a base rate, which we expect will be the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.5% and (c) the Adjusted LIBO Rate (subject to a floor to be agreed) for a one month Interest Period (each term will be as defined in the Post-IPO Credit Agreement) plus 1.0%, or (ii) the Adjusted LIBO Rate (subject to a floor) equal to the LIBO Rate (as will be defined in the Post-IPO Credit Agreement) for the applicable Interest Period multiplied by the Statutory Reserve Rate (each term as will be defined in the Post-IPO Credit Agreement), plus in the case of each of clauses (i) and (ii), the Applicable Rate (as will be defined in the Post-IPO Credit Agreement). We expect the Applicable Rate (i) for base rate loans to range from 0.25% to 1.00% per annum and (ii) for LIBO Rate loans to range from 1.25% to 2.00% per annum, based on the Senior Secured Net Leverage Ratio (as will be defined in the Post-IPO Credit Agreement). We expect that base rate borrowings may only be made in dollars. We expect that we will pay a commitment fee during the term of the Post-IPO Credit Agreement ranging from 0.20% to 0.35% per annum of the average daily undrawn portion of the revolving commitments based on the Senior Secured Net Leverage Ratio.

Voluntary Prepayments

We expect that any borrowing under the Post-IPO Credit Agreement may be repaid, in whole or in part, at any time and from time to time without premium or penalty other than customary breakage costs, and any amounts repaid may be reborrowed. We expect that no mandatory prepayments will be required other than customary provisions in the event borrowings or letter of credit usage exceed the aggregate commitments of all lenders.

Final Maturity and Amortization

We expect that the Post-IPO Credit Facility will have a five-year term. We expect that the Post-IPO Credit Facility will not amortize.

Guarantors

We expect that all obligations under the Post-IPO Credit Agreement will be unconditionally guaranteed by Merritt HoldCo and substantially all of its existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.

Security

We expect that all obligations under the Post-IPO Credit Agreement will be secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of the borrower’s and the guarantor’s assets.

Certain Covenants, Representations and Warranties

We expect that the Post-IPO Credit Agreement will contain customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. We expect that the negative covenants will restrict the borrower and each guarantor’s ability, among other things, to (subject to certain expectations as will be set forth in the Post-IPO Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create liens on their assets;

•	make investments, acquisitions, loans and advances;

•	liquidate or dissolve;

•	sell, transfer or otherwise dispose of its assets, including equity of its subsidiaries;

•	pay dividends on or make other payments in respect of its equity interests;

•	engage in transactions with its affiliates;

•	make payments in respect of certain subordinated, junior secured or unsecured debt;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Post-IPO Credit Facility;

•	modify the status of certain holding companies;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	materially alter the type of business it conducts; and

•	change its fiscal year.

Financial Covenant

We expect that under the terms of the Post-IPO Credit Facility, we will be required to maintain a First Lien Net Leverage Ratio (as defined in the Post-IPO Credit Facility) of not more than 4.00 to 1.00.

Events of Default

We expect that the lenders under the Post-IPO Credit Facility will be permitted to accelerate the loans and terminate the commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, including defaults with respect to financial and other covenants, subject to certain grace periods and exceptions. We expect that these events of default will include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy or representation and warranties, certain insolvency events, material judgments, material defects with respect to lenders’ perfection on the collateral, and certain ERISA events and changes of control.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of June 30, 2020, we had 135,548,740 shares of common stock outstanding held by 29 shareholders of record and no shares of preferred stock outstanding and 10,220,305 shares of common stock issuable upon exercise of outstanding stock options. After consummation of this offering and the use of proceeds therefrom, we expect to have 157,548,740 shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation and bylaws will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. In certain instances outlined below, these provisions do not take effect until Vista’s beneficial ownership of our common stock drops below a certain percentage. As a result, the anti-takeover effect of these provisions is expected to increase over time as Vista’s beneficial ownership decreases. In each instance, these changes will occur automatically pursuant to the terms of our certificate of incorporation and bylaws and without further action by our board or stockholders upon Vista’s ownership crossing the applicable thresholds. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have nine members.

Shareholder Action by Written Consent

Our certificate of incorporation will preclude shareholder action by written consent at any time when Vista beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Shareholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Vista. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% (as opposed to a majority threshold that would apply if Vista beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Vista or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its phone number is (800) 937-5449.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “MSP.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of June 30, 2020, we will have 157,548,740 outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

Of the 157,548,740 shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining 135,548,740 shares of our common stock outstanding after this offering will be “restricted securities”, as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2020 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other shareholders and optionholders owning substantially all of our common stock and options to acquire common stock, including the Vista Funds, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement, we have granted Vista and certain other parties the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Vista or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent 72.2% of our outstanding common stock after this offering, or 70.7% if the underwriters exercise their option to purchase additional shares in full.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect the NYSE to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the holding period requirements of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 subject to compliance with the holding period requirements and the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2020 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income and estate tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated or proposed thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal and estate income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations”, “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to the federal Medicare contribution tax on net investment income;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	corporations organized outside of the United States that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•	tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy”, we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate). In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide the rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will generally be subject to U.S. federal income tax at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•

the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we would be a USRPHC if our USRPIs comprise (by fair market value) at least half of our business assets. We believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded”, as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale or other taxable disposition. Proceeds of a sale or other disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. Information reporting and backup withholding requirements may, however, apply to a payment of sale or other disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner applicable to U.S. brokers.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Subject to the discussion below regarding recently issued Proposed Treasury Regulations, withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to recently issued Proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of such stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which, would eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that proposed regulations will be finalized in their present form.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax. Non-U.S. Holders should consult their tax advisors regarding the U.S. estate tax consequences of an investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Morgan Stanley & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Citigroup Global Markets, LLC
Jefferies LLC
RBC Capital Markets, LLC
Evercore Group L.L.C.
BMO Capital Markets Corp.
Macquarie Capital (USA) Inc.
Mizuho Securities USA LLC
William Blair & Company, L.L.C.
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

Total	22,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,300,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for a period of 30 days following the consummation of this offering. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares from us.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, and our officers, directors and holders of substantially all of the common stock and securities convertible into and exchangeable for our common stock, including the Vista Funds, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to the terms of the underwriting agreement;

•

transactions by any person other than us consisting of shares of common stock or other securities acquired in this offering or in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made;

•

transfers of our common stock as bona fide gifts, by will, to an immediate family member or to certain trusts provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock would be required or voluntarily made;

•

distributions of our common stock, in a transaction not involving a disposition for value, to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, or to an entity controlled or managed by an affiliate provided that no filing under Section 16(a) of the Exchange Act would be voluntarily made and if such a filing is required the filing shall disclose the circumstances of the transfer; to the stockholders, partners or members of such holders provided that no filing under Section 16(a) of the Exchange Act would be voluntarily made and if such a filing is required the filing shall disclose the circumstances of the transfer;

•	transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors;

•

the exercise of options granted under an equity incentive plan described in this prospectus, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction of the aggregate beneficial ownership of the holder’s common stock shall be required or voluntarily made;

•

transfers of our common stock to us for the net exercise of options granted pursuant to our equity compensation plans which are expiring pursuant to their terms or to cover tax withholding obligations of such expiring options provided that no filing under Section 16(a) of the Exchange Act would be voluntarily made and if such a filing is required the filing shall disclose the circumstances of the transfer;

•

the establishment by any person other than us of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act is required or voluntarily made regarding the establishment of such plan;

•

transfers of our common stock pursuant to a domestic order, divorce settlement or other court order provided that no filing under Section 16(a) of the Exchange Act would be voluntarily made and if such a filing is required the filing shall disclose the circumstances of the transfer; and

•

transfers of our common stock to us pursuant to any right to repurchase or any right of first refusal we may have over such shares upon termination of employment or service provided that no filing under Section 16(a) of the Exchange Act would be voluntarily made and if such a filing is required the filing shall disclose the circumstances of the transfer.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time; provided, however, that if the release is granted for one of our officers or directors, Morgan Stanley & Co. LLC, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Morgan Stanley & Co. LLC, on behalf of the underwriters, will notify us of the impending release or waiver, and we are obligated to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to quote the common stock on the New York Stock Exchange under the symbol “MSP.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $8.4 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000. In addition, the underwriters have agreed to reimburse us for certain expenses in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Directed Share Program

At our request, the underwriters have reserved up to 1,540,000 shares of common stock, or 7% of the shares offered by us pursuant to this prospectus for sale, at the initial public offering price, through a directed share program, to persons with whom we have a business relationship, our directors and certain individuals associated with Vista. If purchased by these persons, these shares will not be subject to a 180-day lock-up restriction, except to the extent that the purchasers of such shares are otherwise subject to lock-up or market stand-off agreements as a result of their relationship with us. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these persons. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares of common stock at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purpose of the above provisions, the expression “an offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

China

This prospectus does not constitute a public offer of shares of our common stock, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares of our common stock are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of our common stock or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss

Financial Services Act, or FinSA, and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including the Vista Funds or other funds affiliated with Vista.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. An affiliate of Credit Suisse Securities (USA) LLC serves as administrative agent and collateral agent and an affiliate of each of Morgan Stanley & Co. LLC and BofA Securities, Inc. serves as a joint lead arranger and joint bookrunner under the Credit Facility. As a result, such affiliates will receive a portion of the net proceeds of this offering in connection with the repayment of our Credit Facilities. See “Use of Proceeds.” In addition, we expect that an affiliate of Morgan Stanley & Co. LLC will serve as administrative agent under the Post-IPO Credit Facility.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

EXPERTS

The financial statements audited by Ernst & Young, LLP as of and for the years ended December 31, 2018 and December 31, 2019 have been included in this prospectus in reliance on the authority of their report as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above.

We also maintain a website at www.datto.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Datto Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Datto Holding Corp. (formerly known as Merritt Topco, Inc.) (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Stamford, Connecticut

March 23, 2020

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2018	December 31, 2019	June 30, 2020	Pro Forma Stockholders’ equity as of June 30, 2020
			(Unaudited)
ASSETS
Current assets
Cash	$34,559	$27,597	$59,550
Restricted cash	2,699	1,469	1,444
Accounts receivable, net	16,523	20,841	17,435
Inventory	12,026	12,415	23,917
Prepaid expenses	7,127	10,265	10,889
Other current assets	7,082	10,120	10,172

Total current assets	80,016	82,707	123,407
Property and equipment, net	59,379	80,746	86,574
Goodwill	1,118,856	1,118,856	1,118,856
Intangible assets, net	329,286	306,685	295,531
Other assets	27,526	53,298	56,616

Total assets	$1,615,063	$1,642,292	$1,680,984

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,506	$16,049	$8,211
Accrued expenses and other current liabilities	28,112	33,909	31,982
Long-term debt, current portion	—	5,500	5,500
Deferred revenue	30,150	24,254	23,310

Total current liabilities	61,768	79,712	69,003
Long-term debt, net of current portion	510,563	546,499	576,690
Deferred revenue, noncurrent	5,779	3,798	2,919
Deferred income taxes	14,555	10,120	12,828
Other long-term liabilities	10,588	9,860	11,628

Total liabilities	603,253	649,989	673,068
Commitments and contingencies (Note 8)
STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value; 150,000,000 authorized at December 31, 2018, 2019 and June 30, 2020 (unaudited); 135,557,926, 135,655,428 and 135,910,866 issued and outstanding (inclusive of treasury stock) at December 31, 2018, 2019 and June 30, 2020 (unaudited), respectively	136	136	136	136
Additional paid-in capital	1,071,914	1,083,082	1,089,354	1,105,972
Treasury stock, at cost; 362,126 shares outstanding at December 31, 2018, 2019 and June 30, 2020 (unaudited)	(3,621)	(3,621)	(3,621)	(3,621)
Accumulated deficit	(56,536)	(87,724)	(77,604)	(94,222)
Accumulated other comprehensive (loss) income	(83)	430	(349)	(349)

Total stockholders’ equity	1,011,810	992,303	1,007,916	1,007,916

Total liabilities and stockholders’ equity	$1,615,063	$1,642,292	$1,680,984

The accompanying notes are an integral part of these consolidated financial statements.

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six months ended June 30, 2019	Six months ended June 30, 2020
			(Unaudited)
Revenue:
Subscription	$333,397	$412,167	$195,937	$233,595
Device	50,514	44,052	17,634	14,134
Professional services and other	3,444	2,533	1,362	1,397

Total revenue	387,355	458,752	214,933	249,126
Cost of revenue:
Subscription	72,498	82,066	39,657	41,871
Device	50,813	53,933	22,555	16,375
Professional services and other	3,637	5,563	2,436	3,067
Depreciation and amortization	12,923	15,745	7,106	10,220

Total cost of revenue	139,871	157,307	71,754	71,533

Gross profit	247,484	301,445	143,179	177,593
Operating expenses:
Sales and marketing	98,183	110,441	54,088	59,119
Research and development	54,017	60,459	29,284	32,743
General and administrative	57,913	73,903	32,875	41,956
Depreciation and amortization	28,953	27,417	13,724	13,780

Total operating expenses	239,066	272,220	129,971	147,598

Income from operations	8,418	29,225	13,208	29,995
Other expense:
Interest expense	55,380	43,437	24,199	16,525
Loss on extinguishment of debt	—	19,231	19,231	—
Other expense, net	802	256	(5)	(415)

Total other expense	56,182	62,924	43,425	16,110

(Loss) income before income taxes	(47,764)	(33,699)	(30,217)	13,885
Benefit from (provision for) income taxes	10,041	2,511	4,534	(3,765)

Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120

Net (loss) income per share attributable to common stockholders:
Basic	$(0.28)	$(0.23)	$(0.19)	$0.07

Diluted	$(0.28)	$(0.23)	$(0.19)	$0.07

Weighted-average shares used in computing net (loss) income per share:
Basic	135,503,359	135,212,597	135,195,800	135,468,029

Diluted	135,503,359	135,212,597	135,195,800	136,214,530

The accompanying notes are an integral part of these consolidated financial statements.

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Consolidated Statements of Comprehensive (Loss) Income

(in thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six months ended June 30, 2019	Six months ended June 30, 2020
			(Unaudited)
Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120
Other comprehensive income:
Cumulative translation adjustment	170	513	(189)	(779)

Total comprehensive (loss) income	$(37,553)	$(30,675)	$(25,872)	$9,341

The accompanying notes are an integral part of these consolidated financial statements.

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2018 and 2019 and the Six Months Ended June 30, 2019 (unaudited) and 2020 (unaudited)

(in thousands, except share amounts)

	Common Stock		Treasury Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2017	135,557,926	$136	$—	$1,068,346	$(33,918)	$(198)	$1,034,366
Settlement of stock-based payment awards	—	—	—	(567)	—	—	(567)
Repurchase of common stock	—	—	(3,621)	—	—	—	(3,621)
Stock-based compensation	—	—	—	4,135	—	—	4,135
Adoption of ASC 606	—	—	—	—	15,105	(55)	15,050
Foreign currency translation adjustment	—	—	—	—	—	170	170
Net loss	—	—	—	—	(37,723)	—	(37,723)

Balance at December 31, 2018	135,557,926	$136	$(3,621)	$1,071,914	$(56,536)	$(83)	$1,011,810

Settlement of stock-based payment awards	—	—	—	(1,338)	—	—	(1,338)
Stock-based compensation	—	—	—	12,215	—	—	12,215
Exercise of common stock options	97,502	—	—	291	—	—	291
Foreign currency translation adjustment	—	—	—	—	—	513	513
Net loss	—	—	—	—	(31,188)	—	(31,188)

Balance at December 31, 2019	135,655,428	$136	$(3,621)	$1,083,082	$(87,724)	$430	$992,303

Settlement of stock-based payment awards	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	3,772	—	—	3,772
Exercise of common stock options	255,438	—	—	2,500	—	—	2,500
Foreign currency translation adjustment	—	—	—	—	—	(779)	(779)
Net income	—	—	—	—	10,120	—	10,120

Balance at June 30, 2020 (unaudited)	135,910,866	$136	$(3,621)	$1,089,354	$(77,604)	$(349)	$1,007,916

	Common Stock		Treasury Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2018	135,557,926	$136	$(3,621)	$1,071,914	$(56,536)	$(83)	$1,011,810
Settlement of stock-based payment awards	—	—	—	(1,072)	—	—	(1,072)
Stock-based compensation	—	—	—	7,688	—	—	7,688
Foreign currency translation adjustment	—	—	—	—	—	(189)	(189)
Net loss	—	—	—	—	(25,683)	—	(25,683)

Balance at June 30, 2019 (unaudited)	135,557,926	$136	$(3,621)	$1,078,530	$(82,219)	$(272)	$992,554

The accompanying notes are an integral part of these consolidated financial statements.

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six months ended June 30, 2019	Six months ended June 30, 2020
			(Unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	41,876	43,162	20,830	24,000
Loss on extinguishment of debt	—	19,231	19,231	—
Amortization of debt issuance costs	2,398	1,879	1,024	841
Reserve for inventory obsolescence	261	3,168	183	89
Stock-based compensation	4,135	12,215	7,688	3,772
Provision for bad debt	2,603	6,634	995	4,280
Deferred income taxes	(11,925)	(6,071)	(5,708)	2,771
Unrealized gain on foreign exchange	850	(18)	(128)	551
Changes in operating assets and liabilities:
Accounts receivable	(6,355)	(10,837)	(5,708)	(1,155)
Inventory	(2,586)	(3,538)	(1,022)	(11,617)
Prepaid expenses and current other assets	2,629	(6,073)	(1,241)	(762)
Other assets	(15,917)	(24,172)	(10,765)	(2,759)
Accounts payable, accrued expenses and other	(4,573)	14,786	4,208	(4,520)
Deferred revenue	13,768	(7,943)	(2,145)	(1,636)

Net cash (used in) provided by operating activities	(10,559)	11,235	1,759	23,975

INVESTING ACTIVITIES
Purchase of property and equipment	(28,199)	(38,226)	(20,110)	(22,000)

Net cash used in investing activities	(28,199)	(38,226)	(20,110)	(22,000)

FINANCING ACTIVITIES
Proceeds from debt	—	562,250	562,250	32,100
Repayments of debt	(994)	(523,523)	(520,342)	(3,029)
Debt issuance costs	—	(8,775)	(8,775)	—
Prepayment penalty on debt	—	(10,400)	(10,400)	—
Capitalized transaction costs	—	—	—	(942)
Proceeds from stock option exercise	—	291	—	2,500
Repurchase of common stock and settlement of stock-based payment awards	(4,188)	(1,338)	(1,072)	—

Net cash (used in) provided by financing activities	(5,182)	18,505	21,661	30,629

Effect of exchange rate changes on cash	(367)	294	28	(676)
Net (decrease) increase in cash	(44,307)	(8,192)	3,338	31,928

Cash and restricted cash, beginning of year	81,565	37,258	37,258	29,066

Cash and restricted cash, end of year	$37,258	$29,066	$40,596	$60,994

Reconciliation of cash and restricted cash:
Cash	$34,559	$27,597	$36,666	$59,550

Restricted cash	$2,699	$1,469	$3,930	$1,444

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six months ended June 30, 2019	Six months ended June 30, 2020
			(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$410	$2,333	$937	$88
Cash paid for interest	$53,750	$43,624	$25,091	$15,704
NON-CASH INVESTING AND FINANCING ACTIVITIES
Purchase of property and equipment included in accounts payable	$225	$3,051	$325	$729
Deferred initial public offering costs in accounts payable and accrued liabilities	$—	$1,885	$—	$1,589

The accompanying notes are an integral part of these consolidated financial statements

DATTO HOLDING CORP. (FORMERLY KNOWN AS MERRITT TOPCO, INC.)

Notes to Consolidated Financial Statements

1.	Business

Description of Business

Merritt Topco, Inc. (“Merritt Topco”), was incorporated in 2017 in Delaware. On January 27, 2020, we changed our company name to Datto Holding Corp. (“Datto Holding”). Unless the context otherwise indicates or requires, references to “we,” “us,” “our” and “the Company” shall refer to Datto Holding and its wholly-owned subsidiaries as a combined entity and “Datto” which refers to Datto, Inc., our primary operating company.

We provide cloud-based software and technology solutions purpose-built for delivery through the managed service provider channel to small and medium-sized businesses. Our platform enables our managed service provider (“MSP”) partners to serve the small and medium-sized businesses (“SMB”) information technology market. Our platform includes mission critical cloud-based software and technologies that MSPs sell to SMBs, business management software to help MSPs scale their own businesses, and marketing tools, content, training and industry-leading events that cultivate an empowered and highly engaged MSP partner community. We typically have no contractual relationship with the SMBs and consider our MSP partners to be our customers. By selling through this MSP channel, we are able to cost-effectively scale the reach of our solutions and support the global requirements of SMBs without a direct-to-SMB sales and support model.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards based on public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which our total annual gross revenue is at least $1.07 billion or (c) when we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

2.	Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of Datto Holding and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Information

The accompanying interim condensed consolidated balance sheets as June 30, 2020, the condensed consolidated statements of operations, of comprehensive (loss) income, of cash flows and of stockholders’ equity for the six months ended June 30, 2019 and 2020, and the related footnote disclosures are unaudited.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in management’s opinion, include all adjustments necessary to state fairly the consolidated financial position of the Company as of June 30, 2020, the results of operations for the six months ended June 30, 2019 and 2020, and cash flows for the six months ended June 30, 2019 and 2020. The results for the six months ended June 30, 2020 are not necessarily indicative of the results expected for the year ending December 31, 2020 or any future period.

Unaudited Pro Forma Financial Information

We have granted IPO Options which vest on the satisfaction of both a performance condition and a service-based condition. The performance condition is the closing of an initial public offering. For the periods presented, the performance condition was not deemed satisfied, as the closing of an initial public offering is not deemed probable until consummated. Upon the closing of this offering, we will begin to record stock-based compensation for the performance-based options using the accelerated attribution method. Accordingly, the unaudited pro forma stockholders’ equity information as of June 30, 2020 gives effect to stock-based compensation expense of $16.6 million associated with the IPO Options using the accelerated attribution method, and is reflected as an increase to additional paid-in capital and accumulated deficit.

For the purpose of computing dilutive earnings per share, options with a performance condition are considered contingently issuable, and such contingent shares are included in the denominator for computing dilutive net earnings per share for the entire period only once the performance condition is met, and only to the extent such options are dilutive. For the year-ended December 31, 2019 and the six months ended June 30, 2020, for the purpose of determining pro forma weighted-average dilutive shares outstanding, the IPO Options are evaluated for dilution using the treasury stock method and are included in the computation of proforma diluted net (loss) income per share attributable to common shareholders to the extent they are dilutive.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, we have determined that we operate in one operating segment. During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), we did not have material long-lived assets located outside of the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition (including upgrades), contract balances, contract acquisition costs, allowance for doubtful accounts, reserves for inventory obsolescence, useful lives and recoverability of property and equipment and intangible assets with definite lives, capitalized software development and implementation costs, recoverability of goodwill, income taxes, stock-based compensation and contingencies, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could materially differ from these estimates as a result of risks and uncertainties, including the uncertainty surrounding rapidly changing market and economic conditions from the recent outbreak of the novel Coronavirus Disease 2019 (“COVID-19”).

Foreign Currency Translation

Our reporting currency is the U.S. dollar. The functional currency of our foreign subsidiaries is generally the local currency. Assets and liabilities are translated into U.S. dollars at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average exchange rates for the period. Resulting foreign currency translation adjustments are recorded directly within accumulated other comprehensive income (loss), a separate component of stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other expense, net in the accompanying consolidated statements of operations. We recognized other expenses of $1.6 million, $0.8 million and $0.3 million for foreign currency transaction activity for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited), respectively. For the six months ended June 30, 2020 (unaudited), we recognized immaterial other expenses for foreign currency transaction activity.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to our planned IPO, are capitalized and recorded on the consolidated balance sheets. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that our plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the consolidated statement of operations. There were no deferred offering costs capitalized as of December 31, 2018. As of December 31, 2019 and June 30, 2020 (unaudited), $1.9 million and $2.6 million of deferred offering costs were capitalized in other assets on the consolidated balance sheet.

Cash and Cash Equivalents

Cash is stated at fair value. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), cash and restricted cash included values denominated in foreign currencies of $7.5 million, $12.6 million and $27.0 million, respectively, and are principally Canadian Dollars, British Pounds, Australian Dollars, and Euros.

Cash equivalents consist of short-term, highly liquid investments with an original maturity of three months or earlier. We do not hold any cash equivalents as of December 31, 2018 or 2019 or June 30, 2020 (unaudited).

Restricted Cash

Restricted cash primarily includes amounts held by a bank as security related to lease requirements for office space. The restricted cash is classified as a current asset on the consolidated balance sheets since the restriction will expire within the next twelve months.

Accounts Receivable, Net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are presented net of an estimated allowance for doubtful accounts based on a review of all outstanding amounts.

We maintain an allowance for doubtful accounts based upon an analysis of past credit history and the current financial condition of our customers, as well as the consideration of expected trends based upon characteristics of the accounts and general economic conditions. We also consider other specific operational factors which may impact our ability to collect past due amounts. During fiscal year 2020, we also considered the impact of COVID-19. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

As of December 31, 2018 and 2019 and June 30, 2019 (unaudited) and 2020 (unaudited), the allowance for doubtful accounts was $2.1 million, $7.1 million, $2.9 million and $9.4 million, respectively. During 2019, we converted certain billing systems which adversely impacted our ability to collect past due amounts and resulted in an increase to our allowance for doubtful accounts. The following table summarizes the activity of the allowance for doubtful accounts (in thousands):

Amount
Balance as of December 31, 2017	$593
Provision for bad debt	2,603
Net deductions and other	(1,116)

Balance as of December 31, 2018	2,080
Provision for bad debt	6,634
Net deductions and other	(1,620)

Balance as of December 31, 2019	7,094
Provision for bad debt (unaudited)	4,280
Net deductions and other (unaudited)	(1,989)

Balance as of June 30, 2020 (unaudited)	$9,385

Amount
Balance as of December 31, 2018	$2,080
Provision for bad debt (unaudited)	995
Net deductions and other (unaudited)	(131)

Balance as of June 30, 2019 (unaudited)	$2,944

Unbilled accounts receivable are included in our accounts receivable balances and represent revenue earned, but the amount is not contractually billable as of the balance sheet date. The unbilled accounts receivable balance is principally invoiced within the following month. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), unbilled accounts receivable was $1.4 million, $3.6 million and $3.3 million, respectively.

Inventory

Inventory consists of components, work in progress and finished goods, and are stated at the lower of cost (first-in, first-out method) or net realizable value. Components consist of hard drives, solid state memory and chassis, and are used in assembling our devices. We also utilize components in the assembly of servers which are deployed in our data centers and are capitalized at that point as property and equipment on our consolidated balance sheets. We assess the valuation of inventory and adjust the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions, as well as damaged or otherwise impaired goods.

Debt Issuance Costs

We capitalize costs incurred to obtain debt financing if certain criteria are met. Unamortized debt issuance costs are presented as a direct reduction of the carrying value of the debt and are amortized over the term of the loan agreement using the effective interest method, as a component of interest expense in the consolidated statements of operations.

Contract Acquisition Costs

We capitalize commission expenses paid to internal sales personnel, including directly related fringe benefits and payroll taxes, that are incremental to obtaining customer contracts, using a portfolio approach. These contract acquisition costs are deferred and recorded in other assets on our consolidated balance sheets. We make judgments in determining the amount of costs to be expensed in the period, including amounts which are expensed as incurred if the period of benefit is less than one year, and amounts which are capitalized and expensed over future periods if the expected period of benefit is beyond one year. The period of benefit often extends beyond the contract term, as we only pay a commission on the initial contract term and not upon renewal of the contract. Contract acquisition costs are allocated to each performance obligation within the contract and amortized on a straight-line basis over the expected period of benefit of the related performance obligation. Contract acquisition cost amortization is recorded as a component of sales and marketing expenses in our consolidated statements of operations.

We have determined that the expected period of benefit is five years based on evaluation of a number of factors, including customer attrition rates, weighted average useful lives of our customer relationship and developed technology intangible assets, and market factors, including the overall competitive environment and the technology life utilized by competitors. We periodically review our capitalized contract acquisition costs for impairment. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), we have not identified any potential indicators of impairment.

Concentrations of Business and Credit Risk

We are exposed to concentrations of credit risk primarily through our cash held by financial institutions. We primarily deposit our cash with three financial institutions and the amount on deposit exceeds federally insured limits. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), no single customer represents over 10% of our revenues or accounts receivable.

Property and Equipment, Net

Property and equipment are recorded at cost and presented net of accumulated depreciation and amortization. Significant additions or improvements extending the useful life of an asset are capitalized, while repairs and maintenance costs are expensed as incurred. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the useful life of the assets. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to the carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. No impairment was required on long-lived assets for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited).

Capitalized Software Development Costs

Costs to develop software internally are capitalized and recorded as capitalized software development costs on the consolidated balance sheets as a component of property and equipment, net. We capitalize qualifying costs associated with internally-developed software incurred during the application development stage so long as management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs incurred during the preliminary project and post-implementation stages, including training and maintenance, are expensed as incurred. Capitalized costs are amortized on a project-by-project basis using the straight-line method over the estimated economic life of the application, which is generally two to five years, beginning when the asset is substantially ready for use.

Capitalized Implementation Costs

Costs to implement cloud computing hosting arrangements that are service contracts are capitalized and amortized using the straight-line method over the expected term of the arrangement. Costs include direct costs for third-party consulting services. Software maintenance and training costs are expensed in the period in which the services are received. Capitalized costs, net of accumulated amortization, are included in prepaid expenses and non-current assets.

During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), we capitalized $2.6 million, $4.4 million, $2.0 million and $1.8 million, respectively, of costs associated with cloud computing arrangements with service providers related to the implementation and configuration of systems to manage certain financial operations, business processes and customer interactions. The costs are amortized over the life of the hosting arrangement, including periods which are reasonably expected to be renewed. The amount capitalized is included as a component of net cash used in operating activities in the statements of cash flows.

Goodwill and Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets, including intangible assets, of acquired businesses. Acquired intangible assets include technology, tradenames and customer relationships. Goodwill is carried at its initial acquisition date fair value less any impairment.

We review goodwill for impairment annually or whenever events or changes in circumstances indicate that an impairment may exist. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative assessment and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded. We perform our annual impairment test in the fourth quarter of each fiscal year. There was no impairment of goodwill recorded during the years ended December 31, 2018 or 2019, or the six months ended June 30, 2019 (unaudited) and 2020 (unaudited).

We assess the impairment of indefinite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was no impairment of indefinite-lived intangible assets recorded during the years ended December 31, 2018 or 2019, or the six months ended June 30, 2019 (unaudited) and 2020 (unaudited).

Stock-Based Compensation

We measure and recognize stock-based compensation expense based on the grant date fair value of the awards over the requisite service period, typically on a straight-line basis. Our intent is to grant stock options with an exercise price equal to or greater than the fair value of our common stock on the date of grant. The fair value of our stock options has been determined using the Black Scholes option pricing model, which requires the input of several variables and subjective assumptions, including (i) the fair value of our underlying common stock, (ii) the expected stock price volatility, (iii) the expected term of the award, (iv) the risk free interest rate, (v) the exercise price, and (vi) expected dividends.

The fair value of our shares of common stock underlying the stock options has historically been determined by the board of directors with input from management and contemporaneous third-party valuations, as there was no public market for our common stock. The board of directors determines the fair value of the common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, the Company’s operating and financial performance, the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company given prevailing market conditions and the general and industry specific economic outlook.

Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the awards. We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available. The expected life of the options granted represents the period of time that options granted are expected to be outstanding, and is calculated based on our best estimate or using the simplified method, which is the mid-point between the vesting date and the end of the contractual term for each option. The risk-free interest rate is based on a zero-coupon United States Treasury instrument whose term is consistent with the expected life of the stock option. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock; therefore, the expected dividend yield is zero. We recognize the impact of forfeitures in stock-based compensation expense when they occur.

We have granted options which vest on the satisfaction of both a performance condition and a service-based condition. The performance condition is the closing of an initial public offering. For the periods presented, the performance condition was not deemed satisfied, as the closing of an initial public offering event is not deemed probable until consummated.

Revenue Recognition

On January 1, 2018, we elected to early adopt Financial Accounting Standard Board (“FASB”) Accounting Standard Codification Revenue Topic 606, Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective method. The results for the years ended December 31, 2018 and 2019, reflect the application of Topic 606. See the Revenue Recognition note for the impact of adopting Topic 606 to our consolidated balance sheet as of January 1, 2018.

We recognize revenue according to the following principles defined in Topic 606:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract.

•	Determine the transaction price

•	Allocate the transaction price to performance obligations in the contract

•	Recognize revenues when or as we satisfy a performance obligation

Subscription revenue

These services represent an MSP’s right to access software hosted by us on the cloud, as well as supporting services such as, when-and-if-available updates and technical support, and are categorized as follows:

•

Unified continuity and networking solutions include an array of business continuity and disaster recovery (“BCDR”) capabilities including full image-based backup, virtualization, cloud replication and restoration of a customer’s full environment, as well as SaaS application backup and restore, and networking monitoring and management. These services typically contain private cloud storage, technical support and online training and are sold under a recurring revenue model.

•

Business management solutions integrate a broad range of mission critical business systems, including professional services automation (“PSA”), customer relationship management, service desk, contract management, scheduling, project management, billing and reporting, and remote monitoring and management (“RMM”).

Subscriptions do not require significant customization or modification of other promised goods or services, are not highly interdependent or interrelated to other promised goods or services and typically do not provide a significant integration service. As a result, subscriptions are considered to be distinct and represent separate performance obligations. The nature of our subscription promise is to stand ready to provide a single service for a period of time because there is an unspecified quantity of service to be performed. The MSP benefits each day that we fulfill the subscription promise and therefore, a ratable time-based method of transfer of control is used to recognize revenue over the subscription term.

Device revenue

Device revenue represents the delivery of physical goods we offer to facilitate recurring subscription services. This includes (i) BCDR devices, which enable business continuity and disaster recovery services to be provided to the MSP, and the proprietary software that is embedded on those devices enabling intelligent backup and (ii) networking devices, which refers to our collection of integrated WiFi access points, switches, routers and managed power offerings that enable MSPs to efficiently offer highly performant and reliable cloud-managed networking to their SMB customers.

We determined that devices are a separate performance obligation in that they are capable of being distinct because the customer can benefit from the use of the device either on its own or together with other third-party resources available. In addition, we do not provide a significant service of integrating the various deliverables together, nor are they highly interdependent. Our customary business practice indicates that the control of the device is transferred upon receipt, which is when revenue is recognized. Our contracts allow for customers to return devices within 60 days of purchase. Returns have historically been immaterial.

Professional services and other revenue

Professional services and other revenue consist of implementation and consulting services. Implementation services primarily relates to the configuration, database merging and data migration of our PSA and RMM software. The majority of our professional services are billed on a time and materials basis and revenue is recognized over time as the services are performed. For contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of professional services performed.

Contracts with multiple performance obligations

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. Contracts which contain multiple performance obligations include sales of devices and subscription services, and sales of business management solutions and implementation and consulting services. We determine standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

Upgrade rights

Certain device sales provide the MSP with a one-time right to upgrade certain equipment within three years of the initial purchase, by returning their equipment in exchange for new equipment that has a higher associated monthly service price. Upon the exercise of that right, the MSP receives a full credit for the original price paid for the equipment towards the purchase of new equipment. At December 31, 2018 and 2019 and June 30, 2020 (unaudited), we have deferred revenue of $10.9 million, $11.3 million and $9.4 million, respectively, related to these upgrade rights, which is recorded within current liabilities. The revenue deferred is based on historical trends and is deferred until utilized or upon expiry of the right, at which time the associated revenue is recognized.

Service warranty

Our warranty policy requires us to repair or replace defective devices at no cost to the customer for a typical period of three to five years after purchase, as long as the customer maintains an active subscription for the device. We account for this policy as a service-type warranty performance obligation that is fulfilled over the same period of performance as the other subscription performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when revenue is recognized prior to invoicing and payment will become due solely based on the passage of time, a contract asset when revenue is recognized prior to invoicing and payment is contingent upon transfer of control of another separate performance obligation, or deferred revenue when payment is received prior to the recognition of revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current, and the remaining deferred revenue is recorded as non-current.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. We exclude from revenue government assessed and imposed taxes on revenue generating activities that are invoiced to customers.

Cost of Revenue

We include costs directly related to revenue as a component of cost of revenue. Personnel costs associated with cost of revenue consist of salaries, benefits, bonuses, payroll taxes and stock-based compensation expense.

Subscription

Subscription cost of revenue consists of costs directly related to our subscription services, including personnel costs related to operating our data centers and customer support operations, hosting and data center related costs, third-party software licenses and allocated facilities and overhead costs.

Device

Device cost of revenue consists of hardware, manufacturing, shipping and logistics and personnel costs associated with delivering our hardware devices, as well as allocated facilities and overhead costs.

Professional services and other

Professional services and other cost of revenue consists primarily of personnel costs associated with delivering these services, as well as allocated facilities and overhead costs .

Depreciation and amortization

Cost of revenue includes amortization of our technology intangible assets and depreciation of our data center infrastructure.

Operating expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses as well as depreciation and amortization. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, sales incentives, payroll taxes and stock-based compensation expense, as well as the related overhead costs to support our staff. Other significant components of operating expenses include events and travel, professional fees, allocated facilities and overhead costs, general marketing and promotion costs, payment processing fees and bad debt expense.

Sales and marketing

Sales and marketing expenses consist primarily of personnel costs and the related overhead costs to support our staff, costs for events and travel, costs of general marketing and promotional activities, payment processing fees and allocated facilities and overhead costs.

Research and development

Research and development expenses consist primarily of personnel costs and the related overhead costs to support our staff, third-party professional fees and allocated facilities and overhead costs.

General and administrative

General and administrative expenses consist primarily of personnel costs and the related overhead costs to support our staff across the corporate functions of executive, finance, human resources, information technology, internal operations and legal, as well as third-party professional fees, bad debt expense, travel and allocated costs for facilities.

Depreciation and amortization

Depreciation and amortization expenses not included in cost of revenue consist of amortization of tradenames and partner relationship intangibles as well as depreciation of other property and equipment such as leasehold improvements, furniture and fixtures, and computer equipment.

Advertising and Promotion Costs

We expense all advertising costs when incurred. We incurred advertising expense of $12.2 million, $11.3 million, $5.4 million and $3.8 million during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively. Advertising expense is recorded as a component of sales and marketing expenses in the consolidated statements of operations.

Leases

We categorize leases at their inception as either operating or capital. In the ordinary course of business, we enter into non-cancelable operating leases, principally for office space. We recognize lease costs on a straight-line basis and treat lease incentives as a reduction of rent expense over the term of the agreement. The difference between cash payments and rent expense is recorded as a deferred rent liability in accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets.

We have capital lease agreements for certain equipment which are being amortized over the period of the underlying lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. At December 31, 2018 and 2019 and June 30, 2020 (unaudited), the present value of the minimum lease payments is included in accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets. See the Commitments and Contingencies note for further information.

Fair Value of Financial Instruments and Fair Value Measurements

We determine the fair value of financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices for identical assets or instruments in active markets.

Level 2 Inputs: Quoted prices for similar instruments in active markets and quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs: Significant inputs into the valuation model are unobservable.

We do not have any recurring assets or liabilities whose values are determined by Level 2 or Level 3 inputs. The recorded amounts of our cash, accounts receivable, inventory, other assets, accounts payable, and accrued expenses and other liabilities approximate the fair values principally because of their short-term nature. The recorded amounts of our debt obligations approximate their fair values as they are based upon rates available to us for obligations of similar terms and maturities.

Net (Loss) Income per Share

Basic net (loss) income per share attributable to common stockholders is calculated by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net (loss) income per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which we report net losses, diluted net loss per common share attributable to common stockholders is the same as basic net (loss) income per common share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued, as their effect is anti-dilutive. We have granted options which vest on the satisfaction of both a performance condition and a service-based condition. The performance condition is the closing of an initial public offering. For the purpose of computing dilutive earnings per share, options with a performance condition are considered contingently issuable. Such contingent shares are included in the denominator for computing dilutive net earnings per share for the entire period once the performance condition is met, to the extent such options are dilutive. For the periods presented, the performance condition was not deemed satisfied, as the closing of an initial public offering event is not deemed probable until consummated, and thus such shares were not considered a potentially dilutive security.

Income Taxes

Deferred income taxes are provided on a liability method, whereby deferred income tax assets are recognized for deductible temporary differences, operating losses, and tax loss carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets are reduced by a valuation allowance when, considering all sources of taxable income, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to address certain aspects of recognition, measurement, presentation, and disclosure of financial assets and financial liabilities. We adopted this guidance on January 1, 2019 and it did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. We adopted this guidance on January 1, 2019 and it did not have a material impact on our consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 815), which allows a reclassification from accumulated other comprehensive income (loss) to retained earnings (accumulated deficit) for stranded income tax effects resulting from the 2017 Tax Cuts and Jobs Act. The amendments in ASU 2018-02 also require certain disclosures about stranded income tax effects. We adopted this guidance on January 1, 2019 and it did not have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets other than Inventory, which requires recognition of current and deferred income taxes resulting from an intra-entity transfer of any asset other than inventory when the transfer occurs. We adopted this guidance on January 1, 2020 and it did not have a material impact on our consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation, Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718, Compensation—Stock Compensation to include share-based payment transactions for acquiring goods and services from nonemployees. This guidance provides for the following changes: (1) awards to nonemployees will be measured at the grant date fair value of equity instruments that the entity is obligated to issue, (2) performance-based awards to nonemployees will be measured based on the probability of the performance condition being met and (3) eliminating the need to reassess the classification (equity or liability) of awards to nonemployees upon vesting. We adopted this guidance on January 1, 2020 and it did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (“Topic 820”): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. We adopted this guidance on January 1, 2020 and it did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Issued but Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date; (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Additional disclosures will be required to allow the user to assess the amount, timing and uncertainty of cash flows arising from leasing activities. A modified retrospective transition approach is required for leases existing at the time of adoption. On November 15, 2018, the FASB issued ASU 2019-10 which addresses challenges associated with the transition. Those challenges have been significantly amplified by the current business and capital market disruptions caused by the COVID-19 pandemic, and as such the effective date of the standard has been deferred to fiscal years beginning after December 15, 2021. We plan to adopt this standard as of the effective date for private companies using the modified retrospective approach of all leases entered into before the effective date. The impact of our adoption of Topic 842 to our consolidated financial statements will be to recognize the majority of the operating lease commitments as operating lease liabilities and right-of-use assets upon adoption, which will result in an increase in the assets and liabilities recorded on the consolidated balance sheet. We are continuing our assessment, which may identify additional impacts Topic 842 will have on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. Upon adoption, we must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

3.	Revenue Recognition

We adopted Topic 606 using the modified retrospective method for all contracts with customers that were not completed as of January 1, 2018. The impact of adoption was recorded as an adjustment to accumulated deficit as of the adoption date. For contracts that were modified before the adoption date, we considered the aggregate effect of all modifications when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price pursuant to the practical expedient available under Topic 606, as this did not have a material effect on the adjustment to accumulated deficit. We also elected to recognize revenue net of any taxes collected from customers. The primary impacts of adopting Topic 606 were caused by the change in allocation of the transaction price between the subscription services and devices and the capitalization of the incremental costs to obtain contracts which were generally expensed at contract inception prior to the adoption of Topic 606.

As a result of applying the modified retrospective method to adopt the new revenue guidance, the following adjustments were made to accounts on the consolidated balance sheet as of January 1, 2018 (in thousands):

	As Reported December 31, 2017	Adjustments	Adjusted January 1, 2018
Other current assets	$8,908	2,979	$11,887
Other noncurrent assets	370	9,761	10,131

Total assets	$1,672,821	$12,740	$1,685,561

Accounts payable, accrued expenses and other current liabilities	$50,985	$(4,346)	$46,639
Deferred revenue, current	15,269	1,309	16,578
Deferred revenue, noncurrent	4,650	727	5,377

Total liabilities	638,455	(2,310)	636,145

Accumulated deficit	(33,918)	15,104	(18,813)
Accumulated other comprehensive loss	(198)	(54)	(253)

Total stockholders’ equity	1,034,366	15,050	1,049,416

Total liabilities and stockholders’ equity	$1,672,821	$12,740	$1,685,561

Disaggregation of Revenue

The following table disaggregates revenue by service (in thousands):

	Year Ended December 31, 2018
	Hardware	Professional Services	Subscription	Total
Timing of revenue recognition:
Transferred at a point in time	$50,514	$—	$—	$50,514
Transferred over time	—	3,444	333,397	336,841

Total	$50,514	$3,444	$333,397	$387,355

	Year Ended December 31, 2019
	Hardware	Professional Services	Subscription	Total
Timing of revenue recognition:
Transferred at a point in time	$44,052	$—	$—	$44,052
Transferred over time	—	2,533	412,167	414,700

Total	$44,052	$2,533	$412,167	$458,752

	Six Months Ended June 30, 2019 (unaudited)
	Hardware	Professional Services	Subscription	Total
Timing of revenue recognition:
Transferred at a point in time	$17,634	$—	$—	$17,634
Transferred over time	—	1,362	195,937	197,299

Total	$17,634	$1,362	$195,937	$214,933

	Six Months Ended June 30, 2020 (unaudited)
	Hardware	Professional Services	Subscription	Total
Timing of revenue recognition:
Transferred at a point in time	$14,134	$—	$—	$14,134
Transferred over time	—	1,397	233,595	234,992

Total	$14,134	$1,397	$233,595	$249,126

The following table summarizes sales to customers by geography (in thousands):

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
Revenue
United States	$297,207	$336,946	$158,196	$183,022
International	90,148	121,806	56,737	66,104

Total	$387,355	$458,752	$214,933	$249,126

Revenue by location is determined by the billing address for the customer. Other than the United States, no other individual country accounted for 10% or more of total revenue for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited).

Contract Balances

The following table summarizes the activity of our current and noncurrent deferred revenue balances (in thousands):

Amount
Balance at December 31, 2017	$19,919
Cumulative effect adjustment as of January 1, 2018	2,036
Deferred revenue recognized	(30,526)
Additional amounts deferred	44,795
Foreign currency translation	(295)

Balance at December 31, 2018	35,929
Deferred revenue recognized	(60,903)
Additional amounts deferred	53,125
Foreign currency translation	(99)

Balance at December 31, 2019	$28,052

Deferred revenue as of June 30, 2019 (unaudited) and 2020 (unaudited) was $33.8 million and $26.2 million, respectively.

The following table summarizes the activity of our contract asset balances (in thousands):

Amount
Balance as of December 31, 2017	$—
Cumulative effect adjustment as of January 1, 2018	4,194
Contract assets earned	5,874
Contract assets invoiced	(4,730)
Foreign currency translation	(1)

Balance as of December 31, 2018	5,337
Contract assets earned	15,859
Contract assets invoiced	(6,970)
Foreign currency translation	5

Balance as of December 31, 2019	$14,231

Current contract assets of $3.6 million, $6.5 million, $3.1 million and $6.1 million are included in other current assets as of December 31, 2018 and 2019 and June 30, 2019 (unaudited) and 2020 (unaudited), respectively. Non-current contract assets of $1.7 million, $7.7 million, $3.4 million and $7.0 million are included in other assets as of December 31, 2018 and 2019 and June 30, 2019 (unaudited) and 2020 (unaudited), respectively.

Contract Acquisition Costs

The following table summarizes the activity of contract acquisition costs (in thousands):

Amount
Cumulative effect adjustment as of January 1, 2018	$8,625
Capitalization of contract acquisition costs	16,665
Amortization of contract acquisition costs	(4,421)
Foreign currency translation	131

Amount
Balance as of December 31, 2018	21,000
Capitalization of contract acquisition costs	22,990
Amortization of contract acquisition costs	(8,174)
Foreign currency translation	75

Balance as of December 31, 2019	$35,891

Contract acquisition costs as of June 30, 2019 (unaudited) and 2020 (unaudited) was $28.3 million and $39.8 million, respectively. The contract acquisition cost balance has increased over time based on sales commissions incurred resulting from the growth in revenue.

Contract acquisition costs are included in other assets on the consolidated balance sheets.

Revenues expected to be recognized in the future related to performance obligations that are unsatisfied at December 31, 2019 and June 30, 2020 (unaudited) are as follows (in thousands):

	December 31, 2019
	Total	Less than 1 Year	1-3 Years	Thereafter
Remaining unsatisfied performance obligations	$220,915	$107,562	$103,234	$10,119

	June 30, 2020 (unaudited)
	Total	Less than 1 Year	1-3 Years	Thereafter
Remaining unsatisfied performance obligations	$171,392	$88,776	$77,297	$5,319

Amounts scheduled above exclude month-to-month contracts.

4.	Inventory

At December 31, 2018 and 2019 and June 30, 2020 (unaudited), inventory consisted of the following (in thousands):

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
Components	$6,548	$9,045	$12,751
Work in progress	951	1,449	2,987
Finished goods	4,527	1,921	8,179

Total inventory	$12,026	$12,415	$23,917

5.	Other Current Assets

At December 31, 2018 and 2019 and June 30, 2020 (unaudited), other current assets consisted of the following (in thousands):

	December 31,	December 31,	June 30,
	2018	2019	2020
			(unaudited)
Contract assets	$3,567	$6,484	$6,069
Inventory deposits	3,186	3,087	3,552
Other	329	549	551

Total	$7,082	$10,120	$10,172

6.	Property and Equipment, Net

At December 31, 2018 and 2019 and June 30, 2020 (unaudited), property and equipment consisted of the following (in thousands):

	Estimated Useful Life (in Years)	December 31, 2018	December 31, 2019	June 30, 2020
				(Unaudited)
Servers	3-5	$36,265	$67,420	$81,330
Leasehold improvements	10 years or less	25,276	29,567	31,066
Computer equipment	3-5	11,076	13,502	14,480
Internally developed software	3	3,877	5,479	6,670
Furniture and fixtures	5	4,434	5,955	5,985
Purchased software	3	744	900	984
Vehicles	5	79	100	100

Total property and equipment		81,751	122,923	140,615
Less: accumulated depreciation and amortization		(22,372)	(42,177)	(54,041)

Total property and equipment, net		$59,379	$80,746	$86,574

Depreciation expense included in cost of revenue and operating expenses was $7.9 million and $7.8 million, respectively, for the year ended December 31, 2018, and $11.0 million and $8.4 million, respectively, for the year ended December 31, 2019.

Depreciation expense included in cost of revenue and operating expenses was $4.8 million and $4.2 million, respectively, for the six months ended June 30, 2019 (unaudited), and $7.9 million and $4.3 million, respectively, for the six months ended June 30, 2020 (unaudited).

We capitalized $1.6 million, $1.1 million and $1.2 million of internally developed software costs during the year ended December 31, 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), whereas we did not capitalize any amounts during the year ended December 31, 2018. Amortization expense related to capitalized software included in operating expenses was $0.7 million, $1.1 million, $0.5 million and $0.6 million for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively.

7.	Goodwill and Intangible Assets, net

Goodwill

On December 7, 2017, Datto was acquired by Datto Holding Corp., which is owned by funds controlled by our equity sponsor, Vista Equity Partners (“Vista”) (the acquisition of Datto, the “Vista Transaction”). The acquisition of Datto was structured as a nontaxable stock purchase for tax purposes, and the total invested capital in the transaction was approximately $1.3 billion, subject to certain adjustments for cash and net working capital, as defined in the sale and purchase agreement. The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the time of close, including $350.7 million allocated to identifiable intangible assets. The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $953.5 million was recorded as goodwill. Concurrent with the Vista Transaction, Datto acquired Autotask (the “Autotask Transaction”) which was ultimately controlled by Vista immediately prior to the acquisition by Datto. The Autotask Transaction is classified as a common control transaction because Vista maintained a controlling financial interest in Autotask, both immediately before and after the acquisition by Datto, and thus the Autotask assets and liabilities at the date of acquisition reflect their historical cost basis, including $29.6 million of identifiable intangible assets and $165.3 million of goodwill.

There were no changes to our goodwill balance for the years ended December 31, 2018 or 2019 or the six months ended June 30, 2020 (unaudited) and no impairment charges have been recognized to date.

Amortized Intangible Assets

The following table sets forth the intangible assets that are subject to amortization, including the related accumulated amortization amounts (in thousands):

	December 31, 2018
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Life	Estimated Useful Life (in Years)
Technology	$84,339	$(18,520)	$65,819	14.0	15.0
Tradenames	126,757	(7,777)	118,980	18.8	20.0
Customer relationships	170,824	(26,337)	144,487	13.0	14.0

Total	$381,920	$(52,634)	$329,286

	December 31, 2019
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Life	Estimated Useful Life (in Years)
Technology	$82,007	$(20,888)	$61,119	12.9	15.0
Tradenames	126,757	(14,243)	112,514	17.8	20.0
Customer relationships	170,461	(37,409)	133,052	11.9	14.0

Total	$379,225	$(72,540)	$306,685

	June 30, 2020 (unaudited)
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Life	Estimated Useful Life (in Years)
Technology	$82,007	$(23,238)	$58,769	12.4	15.0
Tradenames	126,757	(17,475)	109,282	17.3	20.0
Customer relationships	170,461	(42,981)	127,480	11.4	14.0

Total	$379,225	$(83,694)	$295,531

Amortization expense related to intangible assets included in cost of revenue and operating expenses was $5.0 million and $20.5 million, respectively, for the year ended December 31, 2018, and $4.7 million and $17.9 million, respectively, for the year ended December 31, 2019. Amortization expense related to intangible assets included in cost of revenue and operating expenses was approximately $2.4 million and $9.1 million, respectively, for the six months ended June 30, 2019 (unaudited), and $2.4 million and $8.8 million, respectively, for the six months ended June 30, 2020 (unaudited).

We recognize amortization expense for intangible assets over their estimated useful lives. As of December 31, 2019, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

Years Ending December 31:
2020	$22,309
2021	22,309
2022	22,309
2023	22,309
2024	22,161
Thereafter	195,288

$306,685

8.	Commitments and Contingencies

Commitments

We lease our operating facilities and certain equipment under arrangements expiring on various dates through 2029.

On April 22, 2014, we entered into a lease for our corporate headquarters in Norwalk, CT with Merritt 7 Venture, LLC (the “Corporate Lease”). The Corporate Lease has an eleven-year term which expires on July 31, 2025. Under the terms of the Corporate Lease, we were required, as security, to provide a $2.3 million bank guarantee which has been reflected as restricted cash on our consolidated balance sheet as of December 31, 2018. In 2019, we amended the lease to remove the cash security deposit requirement and replaced the security deposit with a letter of credit of $2.3 million under our revolving credit loan.

Some of our leases include provisions under which the landlord will reimburse us for certain costs related to the preparation and fit out of the property. We record these reimbursements as a reduction to lease expense under the lease calculation and amortize the incentive over the lease term. In addition, certain leases may contain free rent periods. As we record lease expense on a straight-line basis, the difference between rent expense and cash payments is recorded as a deferred rent liability on our consolidated balance sheets.

Certain operating leases also provide for cost escalation payments and payments for maintenance, real estate taxes and insurance. Rent expense under operating leases was $9.4 million and $10.0 million, $4.8 million and $4.9 million for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively. There have been no material changes to our operating lease arrangements during the six months ended June 30, 2020 (unaudited).

The following represents our future minimum payments under non-cancelable leases for operating facilities as of December 31, 2019 for each of the next five years and thereafter (in thousands):

Years Ending December 31:
in thousands
2020	$9,133
2021	6,880
2022	6,883
2023	7,180
2024	6,169
Thereafter	8,360

$44,606

We have entered into various capital lease arrangements covering certain equipment that expire at various dates over a five-year period. The gross amount of equipment recorded under capital leases was $3.2 million as of both December 31, 2018 and 2019 and the related accumulated amortization was $1.9 million and $2.7 million as of December 31, 2018 and December 31, 2019, respectively. There have been no material changes to our capital lease arrangements during the six months ended June 30, 2020 (unaudited).

Amortization of assets held under capital leases are included in depreciation and amortization expense. The present value of the minimum lease payments is (in thousands):

	December 31,
	2018	2019
Total minimum lease payments	$1,374	$546
Less: amounts representing interest	(89)	(33)

Present value of minimum lease payments	1,285	513
Less: current portion	(883)	(371)

Capital lease payable, net of current portion	$402	$142

The current portion of capital lease arrangements is recorded to accrued expenses and other current liabilities and the non-current portion is recorded to other long-term liabilities on the consolidated balance sheets.

As of December 31, 2019, future minimum capital lease payments consist of the following (in thousands):

Years Ending December 31:
2020	$397
2021	113
2022	36

$546

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. We believe there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations, or cash flows.

9.	Accrued Expenses and Other Current Liabilities

At December 31, 2018 and 2019 and June 30, 2020 (unaudited), accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(Unaudited)
Payroll and related expenses	$11,895	$15,301	$12,956
Operating costs	7,258	7,545	7,462
Taxes payable	2,766	4,906	6,183
Deferred offering costs	—	1,885	1,589
Interest	2,280	138	73
Capital lease obligations	883	371	143
Other	3,030	3,763	3,576

Total accrued expenses and other current liabilities	$28,112	$33,909	$31,982

10.	Loans Payable

On December 7, 2017, we entered into a debt agreement comprised of a $520 million term loan facility and a $35 million revolving credit facility (the “2017 Credit Agreement”). On April 2, 2019, we refinanced our 2017 Credit Agreement with a syndicate of lenders, under a new debt agreement consisting of a $550.0 million term loan facility and a $50.0 million revolving credit facility (the “2019 Credit Agreement”).

The following is a description of the 2019 Credit Agreement and the 2017 Credit Agreement.

2019 Credit Agreement

Term Loan Facility

Under the terms of the 2019 Credit Agreement, we obtained a $550.0 million term loan facility (“Term Loan Facility”), which accrues interest at either an alternate base rate, plus a margin, or a Eurodollar rate, plus a margin, each as defined in the 2019 Credit Agreement. Loan proceeds were net of an original issue discount (“OID”) of $2.75 million. A portion of the proceeds of the Term Loan Facility were used to repay amounts outstanding under our 2017 Credit Agreement, together with accrued interest, a prepayment penalty and related expenses. The remaining proceeds provided excess cash to fund ongoing operations and strategic initiatives. We incurred debt issuance costs related to the Term Loan Facility of $8.8 million. The OID and debt issuance costs are being amortized over the term of the loan on an effective interest method, as a component of interest expense. Principal payments are due quarterly at an amount equal to 0.25% of the original principal, or $5.5 million annually, starting in September 2019. We have the option to pay interest either monthly or quarterly. The Term Loan Facility has a call provision that provides for voluntarily prepayment without premium or penalty. We are subject to mandatory prepayments of principal, based on the sale of certain assets or casualty events and an excess cash flow calculation, as defined in the 2019 Credit Agreement. The interest rate on our Term Loan Facility was 6.05% at December 31, 2019 and 4.43% at June 30, 2020 (unaudited).

Revolving Credit Facility

Under the terms of the 2019 Credit Agreement, we obtained a $50.0 million revolving credit facility (“Revolving Credit Facility”), which accrues interest at either an alternate base rate, plus a margin, or a Euro dollar base rate, plus a margin, each as defined in the 2019 Credit Agreement. The 2019 Credit Agreement provides for a commitment fee of 0.50% per annum, due quarterly on the actual daily unused amount of the revolving commitments. The total commitment fee paid for the year ended December 31, 2019 was $0.1 million and is included as a component of interest expense in the consolidated statements of operations. The capacity of the Revolving Credit Facility is reduced by the issuance of letters of credit. In the event that our outstanding balance under the Revolving Credit Facility, reimbursement obligation and outstanding letters of credit that have not been cash collateralized exceed 35.0% of the aggregate revolving commitment, we will be required to comply with a first lien leverage ratio of no greater than 7.80:1.00. As of December 31, 2019, $15.0 million was drawn on the Revolving Credit Facility and $2.8 million of letters of credit were outstanding.

During February and March 2020, we drew down the remaining available balance of $32.1 million under our Revolving Credit Facility for working capital purposes as well as to strengthen our cash position and maintain flexibility given the uncertainty in the global economy as a result of the COVID-19 pandemic. As of June 30, 2020, $47.1 million (unaudited) was drawn on the Revolving Credit Facility and $2.9 million (unaudited) of letters of credit were outstanding. Outstanding amounts bear interest at a Eurodollar rate, plus margin, as defined in the credit agreement. The interest rate on our Revolving Credit Facility was 5.52% at December 31, 2019 and 3.93% at June 30, 2020 (unaudited).

The Term Loan Facility and Revolving Credit Facility mature on April 2, 2026 and April 2, 2024, respectively.

The 2019 Credit Agreement contains certain affirmative, negative and financial covenants, including limitations on acquisitions and divestitures and total leverage ratios (starting with the quarter ended June 30, 2019). Datto, our wholly-owned subsidiary, is the borrower under the 2019 Credit Agreement. Datto is limited in its ability to declare dividends or make any payment on account of its capital stock to, directly or indirectly, fund a dividend or other distribution to Datto Holding. At December 31, 2019 and June 30, 2020 (unaudited), we were in compliance with all applicable covenants. The 2019 Credit Agreement is collateralized by substantially all of our and our subsidiaries’ property and assets.

The 2019 Credit Facility also includes an “accordion” feature which permits us to request increased first lien, second lien, junior or unsecured debt through an incremental facility in an aggregate amount equal to (1) the greater of $114 million and 100% of EBITDA (as defined in the 2019 Credit Agreement), plus (2) an unlimited amount subject to pro forma compliance with (as applicable) (x) for first lien debt, a first lien leverage ratio of 5.0x, (y) for second lien debt, a senior secured leverage ratio of 7.50x and (z) for junior or unsecured debt, a total leverage ratio of 7.75x. The incurrence of incremental debt under this accordion feature is subject to customary terms and conditions including, without limitation, the absence of an existing default, the bring down of representations and warranties, customary amendment documentation and certain minimum borrowing amounts. As of June 30, 2020 (unaudited), we were eligible to request up to $496.0 million in borrowings under the accordion feature.

2017 Credit Agreement

2017 Term Loan Facility

Under the terms of the 2017 Credit Agreement, we obtained a $520.0 million term loan facility (“2017 Term Loan Facility”) which accrued interest at either an alternate base rate, plus margin, or a Eurodollar rate, plus a margin, each as defined in the 2017 Credit Agreement. The proceeds of the 2017 Term Loan Facility were used to repay all our then-outstanding debt and to provide excess cash to fund ongoing operations and strategic initiatives. We incurred debt issuance costs related to the 2017 Term Loan Facility of $12.0 million, which were being amortized over the term of the loan on an effective interest method. Interest was payable each month starting in January 2018. There were no principal payments due until maturity on December 7, 2022, although we were subject to mandatory prepayments of principal, based on an excess cash flow calculation, as defined in the 2017 Credit Agreement. The 2017 Term Loan Facility contained a call provision which provided for a call premium equal to 3.0%, 2.0% or 1.0% of the outstanding balance should a refinancing event take place during the first, second or third year of the 2017 Term Loan Facility period, respectively. The interest rate on the 2017 Term Loan Facility was 10.5% at December 31, 2018.

2017 Revolving Credit Facility

Under the terms of the 2017 Credit Agreement, we obtained a $35.0 million revolving credit facility (“2017 Revolving Credit Facility”), which accrued interest at a Euro dollar base rate, plus a margin, as defined in the 2017 Credit Agreement, which was 8.0% at December 31, 2018. The 2017 Credit Agreement provided for a commitment fee of 0.50% per annum, due quarterly on any unfunded portion of the 2017 Revolving Credit Facility. The total commitment fee paid for the year ended December 31, 2018 was $0.1 million and is included as a component of interest expense in the consolidated statements of operations. The capacity of the 2017 Revolving Credit Facility was reduced by the issuance of letters of credit ($0 as of December 31, 2018) and minimum liquidity requirements, as further defined in the 2017 Credit Agreement. Interest was accrued and paid monthly. The 2017 Revolving Credit Facility was subject to the same covenants and restrictions as the 2017 Term Loan Facility. As of December 31, 2018, no amount was drawn on the 2017 Revolving Credit Facility.

The 2017 Credit Agreement was terminated and outstanding amounts repaid from proceeds of the 2019 Credit Agreement. We recognized a loss on the extinguishment of the 2017 Credit Agreement of $19.2 million in the consolidated statements of operations, representing the call premium of 2%, or $10.4 million, as well as the write-off of deferred financing costs of $8.8 million.

Our long-term debt consists of the following (in thousands):

	December 31,		June 30,
	2018	2019	2020
			(Unaudited)
2017 Term Loan Facility	$520,000	$—	$—
Term Loan Facility	—	547,250	544,500
Revolving Credit Facility	—	15,000	47,100
Less: current portion of long-term debt	—	(5,500)	(5,500)
Less: debt issuance costs and OID, net	(9,437)	(10,251)	(9,410)

Total long term debt	$510,563	$546,499	$576,690

We recorded amortization of the debt issuance costs and original issue discount of $2.4 million, $1.8 million, $1.0 million and $0.8 million as interest expense for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively.

As of December 31, 2019, future scheduled principal payments on the Term Loan Facility and Revolving Credit Facility are as follows (in thousands):

Fiscal years ending December 31:
2020	$5,500
2021	5,500
2022	5,500
2023	5,500
2024	5,500
Thereafter	519,750

$547,250
Add: Revolving Credit Facility due in April 2024	15,000

Total future principal payments	$562,250

As of June 30, 2020 (unaudited), $47.1 million was drawn on the Revolving Credit Facility.

11.	Stockholders’ Equity

Common Stock

During 2018, we effected a 100 to 1 stock split. The par value per share of our common stock was unchanged. All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Dividend Rights—The holders of common stock are entitled to receive dividends out of funds legally available if the board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. Any future determination to pay dividends is subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board may deem relevant.

Voting Rights—Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

Preemptive or Similar Rights—The common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Treasury Stock

During 2018, we purchased 362,126 shares of common stock from stockholders at fair value, which shares are held as treasury stock and carried at their cost basis of $3.6 million on our consolidated balance sheets.

12.	Stock-Based Employee Compensation

2017 Stock Option Plan

In December 2017, we adopted the 2017 Stock Option Plan (the “Datto Plan”), as amended, which provides for grants of stock options to attract and retain talented employees, directors, officers, and consultants.

We had 11,798,422 shares of common stock reserved for issuance under the Datto Plan for the periods presented. Under the terms of the Datto Plan, two categories of options were established: Management Options and IPO Options (collectively, the “Options”). The Options have similar characteristics except for their vesting requirements which are summarized below:

Option Category	Vesting Requirements
Management	Time-based: 25% vest after one year and 6.25% vest per quarter for the subsequent twelve quarters

Change-in-control: 100% vest

IPO

IPO awards have been granted with the following vesting provisions:

IPO: 25% vest upon the closing of an IPO and 6.25% vest per quarter for the subsequent twelve quarters.

IPO, with Time Vesting: 25% vest upon the later of (a) the closing of an IPO and (b) one year after the employees start date (the “First Vesting Date”), with 6.25% vesting per quarter thereafter. However, to the extent the First Vesting Date occurs after the second anniversary of the grant date, in addition to the 25% vesting upon an IPO, the award will vest an additional 6.25% for each quarter, commencing on the second anniversary of the grant date.

Change-in-control: 100% vest

In addition to the Datto Plan, we also have outstanding options which were issued under the Autotask Superior Holdings 2013 Stock Option Plan (the “Autotask Plan”), which was frozen at the time of the Autotask Acquisition. All outstanding awards were fully vested as of the date of the Autotask Acquisition, and the options settle in our common stock.

Stock-based compensation expense for all equity arrangements for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited) was as follows (in thousands):

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six months ended June 30, 2019	Six months ended June 30, 2020
			(Unaudited)
Cost of revenue—subscription	$140	$98	$57	$41
Selling and marketing	764	2,946	1,640	1,279
Research and development	1,020	3,510	2,817	621
General and administrative	2,211	5,661	3,174	1,831

Total stock-based compensation expense	$4,135	$12,215	$7,688	$3,772

The table reflects stock-based compensation expense for the time-based Management Options, based upon the function of the option holder. In addition, the table reflects stock-based compensation expense of $1.3 million related to the settlement of certain awards for terminated employees during 2019. The table does not reflect stock-based compensation expense for the IPO Options, as these awards contain a performance vesting condition (i.e. closing of an initial public offering). For the periods presented, the performance condition was not deemed satisfied, as the closing of an initial public offering event is not deemed probable until consummated. Upon the closing of an initial public offering, we will begin to record stock based compensation for the IPO options using the accelerated attribution method.

The following table summarizes stock option activity related to the plans during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020 (unaudited) (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2017	911,330	$3.60	6.7	$5,832
Options granted	8,763,250	$10.00
Options exercised	—	$—
Options forfeited & expired	(269,575)	$7.90

Options outstanding at December 31, 2018	9,405,005	$9.44	8.9	$9,685
Options granted	2,955,446	$11.21
Options exercised	(173,325)	$6.73
Options forfeited & expired	(2,563,726)	$9.53

Options outstanding at December 31, 2019	9,623,400	$10.01	8.4	$43,227
Options granted (unaudited)	1,407,507	$12.80
Options exercised (unaudited)	(275,000)	$10.00
Options forfeited & expired (unaudited)	(535,602)	$10.45

Options outstanding at June 30, 2020 (unaudited)	10,220,305	$10.37	8.2	$72,874

Options vested and exercisable at December 31, 2019	2,482,933	$8.46	7.2	$15,003

Options unvested at December 31, 2019	7,140,467	$10.55	8.9	$28,225

Options vested and exercisable at June 30, 2020 (unaudited)	2,961,215	$8.76	6.9	$25,886

Options unvested at June 30, 2020 (unaudited)	7,259,090	$11.03	8.7	$46,988

Options outstanding as of December 31, 2017 reflect only the Autotask Plan, as grants were not made under the Datto Plan until the year ended December 31, 2018.

The aggregate grant date fair value of stock options that vested during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020 (unaudited) was $6.2 million, $6.9 million and $3.9 million, respectively.

There were no stock options exercised in the year ended December 31, 2018. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited) was $0.8 million and $1.2 million, respectively.

The weighted average fair value of options granted to purchase common stock was $5.09, $5.62 and $11.38 in the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020 (unaudited), respectively.

The fair value of each stock option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions used for employee grants during the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
Expected dividend yield	0%	0%	0%	0%
Expected volatility	50.0%	48.8%	50.0%	65.0%
Expected term (years)	6.25	6.03	6.23	6.22
Risk-free interest rate	2.0%	2.1%	2.5%	0.4%
Fair value of common stock	$10.00	$11.39	$10.47	$17.50

The following table summarizes the options available for future grants under the Datto Plan:

Shares Available for Future Grant
Balance at December 31, 2017	11,798,422
Options granted	(8,763,250)
Options forfeited, expired and repurchased	183,750

Balance at December 31, 2018	3,218,922

Options granted	(2,898,942)
Options forfeited, expired and repurchased	2,422,923

Balance at December 31, 2019	2,742,903

Options granted (unaudited)	(1,407,507)
Options forfeited, expired and repurchased (unaudited)	554,637

Balance at June 30, 2020 (unaudited)	1,890,033

As of December 31, 2019, unrecognized compensation expense related to Management Options, which are time-based, was $20.9 million, which will be recognized over the remaining weighted-average vesting term of 2.9 years. As of December 31, 2019, unrecognized compensation expense related to IPO Options was $16.8 million.

As of June 30, 2020 (unaudited), unrecognized compensation expense related to Management Options, which are time-based, was $27.3 million, which will be recognized over the remaining weighted-average vesting term of 3.0 years. As of June 30, 2020 (unaudited), unrecognized compensation expense related to IPO Options was $17.9 million.

Upon the closing of an IPO, we will begin to record stock based compensation for the IPO Options using the accelerated attribution method.

13.	Income Taxes

U.S. and foreign components of consolidated loss before income taxes is as follows (in thousands):

	December 31, 2018	December 31, 2019
United States	$(55,094)	$(49,035)
Foreign	7,330	15,336

Loss before income taxes	$(47,764)	$(33,699)

The components of benefit from (provision for) income taxes for the years ended December 31, 2018 and 2019 are as follows (in thousands):

	Year Ended December 31, 2018	Year Ended December 31, 2019
Current provision for income taxes:
Federal	$—	$—
State	(539)	(167)
Foreign	(1,345)	(3,393)

Total current provision for income taxes	(1,884)	(3,560)

	Year Ended December 31, 2018	Year Ended December 31, 2019
Deferred benefit from (provision for) income taxes:
Federal	8,998	8,160
State	2,519	(1,382)
Foreign	408	(707)

Total deferred benefit from (provision for) income taxes	11,925	6,071

Total benefit from income taxes	$10,041	$2,511

The reconciliation of the statutory federal income tax rate to our effective tax rate for the period indicated was as follows:

	December 31, 2018	December 31, 2019
U.S. federal statutory rate	(21.0)%	(21.0)%
State, net of federal benefit	(1.3)	(4.0)
State rate change	—	3.6
Foreign rate differential	—	(0.5)
Income tax credits	(5.8)	(4.6)
Permanent differences	1.1	2.7
Global Intangible Low-Taxed Income	1.5	9.1
Stock-based compensation	1.8	(1.2)
Change in valuation allowance	(0.8)	7.8
Other	3.5	0.6

Effective tax rate	(21.0)%	(7.5)%

Unrecognized Tax Benefits

We believe that our tax return positions are supportable; however, we recognize tax liabilities on certain positions that may not be fully sustained upon review by tax authorities. Each period, we assess uncertain tax positions for recognition, measurement and effective settlement. Benefits from uncertain tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement—the more-likely-than-not recognition threshold. Where we have determined that our tax return filing position does not satisfy the more likely than not recognition threshold, we have recorded no tax benefits. Our policy is to classify interest and penalties as a component of income tax expense. There were no material interest and penalties recognized related to uncertain tax positions as of and for the years ended December 31, 2018 or 2019.

We are currently subject to federal audit examination for the 2016, 2017 and 2018 fiscal years. Our ongoing assessment of the more-likely-than-not outcomes of the examinations and related tax positions require judgement and can increase or decrease our effective tax rate. The following table summarizes the uncertain tax positions as of December 31, 2018 and 2019 (in thousands):

Amount
Balance at December 31, 2017	$3,044
Additions (reductions) related to current year	817
Additions (reductions) related to prior years positions	—
Settlements with taxing authorities	—
Reduction related to lapse of statute of limitations	—

Balance at December 31, 2018	$3,861
Additions (reductions) related to current year	473
Additions (reductions) related to prior years positions	(492)
Settlements with taxing authorities	—
Reduction related to lapse of statute of limitations	—

Balance at December 31, 2019	$3,842

The liability for uncertain tax positions is recorded as a component of deferred income taxes on the consolidated balance sheets.

Tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at December 31, 2018 and 2019 are as follows (in thousands):

	2018	2019
Deferred income tax assets:
Net operating loss carryforwards	$45,272	$43,236
Tax credits	11,753	11,595
Deferred rent	2,541	2,393
Deferred revenue	2,721	3,183
Accrued expenses	969	1,044
Allowance for doubtful accounts	435	1,580
Interest limitation	10,170	18,182
Stock options	—	2,880
Other	122	158

Total gross deferred income tax assets	73,983	84,251
Less valuation allowance	(769)	(3,396)

Total deferred income tax assets	$73,214	$80,855

Deferred income tax liabilities:
Depreciation of property and equipment	$(9,156)	$(13,049)
Amortized contract acquisition costs	(4,939)	(8,210)
Amortization of intangible assets	(73,144)	(69,716)

Total deferred tax liabilities	(87,239)	(90,975)

Net deferred tax liabilities	$(14,025)	$(10,120)

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those deferred tax assets become deductible. In the absence of a history of taxable income, the realizability of deferred tax assets is based upon the reversal of deferred tax liabilities. Based upon our expectation of the reversal of our deferred tax liabilities, we have recorded an additional valuation allowance against certain state credits and state operating loss carryforwards, as well as net operating loss carryforwards and tax credits in certain foreign jurisdictions.

We consider the earnings of our non-U.S. subsidiaries to be indefinitely invested outside of the United States on the basis of our estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and plans for reinvestment of those subsidiary earnings. As of December 31, 2018 and 2019, we have not recorded a deferred tax liability related to foreign withholding taxes on $2.4 million and $10.3 million, respectively, of undistributed earnings of our foreign subsidiaries. Should we decide to repatriate the foreign earnings, we would need to adjust our income tax provision in the period it is determined that the earnings will no longer be indefinitely invested outside the U.S.

As of December 31, 2018 and 2019, we have net operating loss carryforwards for federal income tax purposes of $184.4 million and $175.2 million, respectively, which are available to offset future taxable income, if any. The net operating loss carryforwards are comprised of $169.2 million which will begin to expire in 2037 and $6.0 million, relating to the 2018 tax year, which will not expire and are subject to a limitation of 80% per year.

As of December 31, 2018 and 2019, we have net operating loss carryforwards for state income tax purposes of $79.8 million and $91.1 million, respectively, which are available to offset future taxable income, if any, through 2039. In addition, as of December 31, 2018 and 2019, we have net operating loss carryforwards in various foreign jurisdictions of $5.6 million and $0.4 million, respectively, which are available to offset future taxable income, if any, indefinitely.

As of December 31, 2018 and 2019, we have federal research and development credits of $8.6 million and $10.5 million, respectively, which are available to offset future federal tax liabilities, if any, through 2038.

As of December 31, 2018 and 2019, we have state credits of $8.9 million and $9.9 million, respectively, which are available to offset future state tax liability. Included in the state credits are Connecticut research credits in the amounts of $2.3 million for 2018 and $2.1 million for 2019 which do not have an expiration date per state statute.

U.S. Tax Cuts and Jobs Act

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (“TCJA”). The TCJA made broad and complex changes to the U.S. tax code, including, but not limited to: (i) reducing the U.S. federal corporate tax rate to 21 percent; (ii) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (iii) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (iv) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; and (v) creating the base erosion anti-abuse tax (BEAT), a new minimum tax. We completed the accounting for the tax effects of the TCJA in 2017.

We have evaluated the impact of the Global Intangible Low-Taxed Income (“GILTI”) provision of the TCJA, which imposes taxes on foreign earnings in excess of a deemed return on tangible assets. The FASB allows companies to adopt an accounting policy to either recognize deferred tax for GILTI or treat such tax cost as a current period expense when incurred. The Company has adopted an accounting policy to treat taxes due on GILTI as a current period expense. We have a GILTI inclusion in the amount of $3.4 million and $14.7 million for the years ended December 31, 2018 and 2019, respectively.

Six Months Ended June 30, 2019 (unaudited) and 2020 (unaudited)

The effective tax rate for the six months ended June 30, 2019 (unaudited) was 15.0%, as compared to 27.1% for the six months ended June 30, 2020 (unaudited). The higher effective tax rate for the six months ended June 30, 2020 is primarily related to a shift from a pre-tax loss for the six months ended June 30, 2019 to pre-tax income; the GILTI inclusion for US tax purposes; the inability to recognize tax benefits from certain foreign jurisdictions; and non-recurring tax benefits for the period ended June 30, 2019.

14.	Employee Benefit Plans

We have a defined contribution 401(k) retirement plan covering U.S. employees who have completed ninety days of service and who are at least 21 years of age. We make safe harbor matching contributions equal to 100% of employee contributions up to 3% of compensation plus 50% of employee contributions between 3% and 6% of compensation. We have made matching contributions of $3.9 million, $4.8 million, $2.5 million and $3.3 million during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively.

15.	Net (Loss) Income per Share

A reconciliation of net (loss) income available to common stockholders and the number of shares in the calculation of basic and diluted (loss) income per share follows (in thousands, except share and per share amounts):

As of December 31, 2018 and 2019 and June 30, 2019 (unaudited) and 2020 (unaudited), there were 6,733,505, 6,377,560, 6,228,929 and 2,794,880 weighted-average outstanding shares, respectively, of potentially dilutive options excluded from the computation of diluted net (loss) income per share attributable to common stockholders for the period presented because including them would have been antidilutive.

	Year Ended December 31,		Six months ended June 30,
	2018	2019	2019	2020
			(Unaudited)
Numerator:
Net (loss) income attributable to common stockholders	$(37,723)	$(31,188)	$(25,683)	$10,120

Denominator:
Weighted-average shares used in computing net (loss) income per share attributable to common stockholders
Basic	135,503,359	135,212,597	135,195,800	135,468,029

Diluted	135,503,359	135,212,597	135,195,800	136,214,530

Net (loss) income per share attributable to common stockholders
Basic	$(0.28)	$(0.23)	(0.19)	$0.07

Diluted	$(0.28)	$(0.23)	(0.19)	$0.07

For the six months ended June 30, 2020 (unaudited), there were 746,501 weighted-average outstanding dilutive shares of common stock included in the denominator of the calculation of the diluted net (loss) income per share.

Unaudited pro forma net (loss) income per share

As a result of the IPO, for the year-ended December 31, 2019 and the six-months ended June 30, 2020, IPO Options of 3,201,509 and 3,015,347, respectively, are considered as potentially dilutive for the purpose of calculating pro forma weighted-average dilutive shares outstanding. However, the IPO Options are excluded from the computation of pro forma diluted net (loss) income per share attributable to common stockholders for both periods because including them would have been antidilutive.

In addition, pro forma net (loss) income does not give effect to stock-based compensation expense associated with the IPO Options. If the IPO had been completed on June 30, 2020, the Company would have recognized $16.6 million of stock-based compensation expense on the effective date, and would have approximately $39.9 million of additional future period expense that would be recognized over a weighted-average period of approximately 1.3 years, based on the remaining requisite service periods.

16.	Related Party Transactions

Vista Equity Partners (“Vista”), our majority shareholder, is a U.S.-based investment firm. During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), the Company paid a total of $2.0 million, $1.1 million, $0.7 million and $0.3 million, respectively, for consulting services, executive recruitment, and other expenses related to services provided by Vista and Vista affiliates. At December 31, 2018 and 2019 and June 30, 2020 (unaudited), we had zero, $0.1 million and $0.2 million, respectively, in accounts payable due to Vista.

In the normal course of business, we sell technology solutions sold as recurring subscriptions to portfolio companies of Vista. Sales to Vista portfolio companies amounted to $0.1 million for the years ended December 31, 2018 and 2019, with such amounts included in subscription revenue in our consolidated statements of operations. Sales to related parties were immaterial for the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively. At December 31, 2018 and 2019 and June 30, 2020 (unaudited), we had immaterial accounts receivable and deferred revenue from Vista portfolio companies on the consolidated balance sheets.

We purchased software licenses, software services, and related IT support services from Vista portfolio companies. Purchases from Vista portfolio companies amounted to $0.4 million, $0.9 million, $0.4 million and $0.4 million for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 (unaudited) and 2020 (unaudited), respectively. At December 31, 2018 and 2019 and June 30, 2020 (unaudited), we had immaterial accounts payable due to Vista portfolio companies.

17.	Condensed Financial Information of Registrant (Parent Company Only)

DATTO HOLDING CORP.

Parent Company Only

Condensed Balance Sheets

(in thousands, except share and per share amounts)

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
ASSETS
Current assets
Cash	$—	$—	$—

Total current assets
Investment in subsidiaries	$1,011,810	$992,303	$1,007,916

Total assets	$1,011,810	$992,303	$1,007,916

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Total current liabilities	$—	$—	$—

Total liabilities	$—	$—	$—
STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value; 150,000,000 authorized at December 31, 2018, 2019 and June 30, 2020 (unaudited); 135,557,926, 135,655,428 and 135,910,866 issued and outstanding (inclusive of treasury stock) at December 31, 2018, 2019 and June 30, 2020 (unaudited), respectively	$136	$136	$136
Additional paid-in capital	1,071,914	1,083,082	1,089,354
Treasury stock, at cost; 362,126 shares outstanding at December 31, 2018, 2019 and June 30, 2020 (unaudited)	(3,621)	(3,621)	(3,621)
Accumulated deficit	(56,536)	(87,724)	(77,604)
Accumulated other comprehensive (loss) income	(83)	430	(349)

Total stockholders’ equity	$1,011,810	$992,303	$1,007,916

Total liabilities and stockholders’ equity	$1,011,810	$992,303	$1,007,916

DATTO HOLDING CORP.

Parent Company Only

Condensed Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
(unaudited)
Revenue:
Total revenue	$—	$—	$—	$—
Cost of revenue:
Total cost of revenue	$—	$—	$—	$—

Gross profit	—	—	—	—
Operating expenses:
Total operating expenses	$—	$—	$—	$—

Income from operations	—	—	—	—
Other expense:
Total other expenses	—	—	—	—
Equity in net loss of subsidiaries	(37,723)	(31,188)	(25,683)	10,120

Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120

DATTO HOLDING CORP.

Parent Company Only

Condensed Statements of Comprehensive (Loss) Income

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(37,723)	$(31,188)	$(25,683)	$10,120
Other comprehensive income:
Subsidiaries’ other comprehensive income	170	513	(189)	(779)

Total comprehensive (loss) income	$(37,553)	$(30,675)	$(25,872)	$9,341

Business and Basis of Presentation

Description of Business

Datto Holding, which is controlled by Vista, owns 100% of Merritt Holdco, Inc. (“Merritt Holdco”), which owns 100% of Datto.

Datto Holding was incorporated in Delaware in 2017 and became the ultimate parent of Datto. Datto Holding has no operations or significant assets or liabilities other than its investment in Merritt Holdco. Accordingly, Datto Holding is dependent upon distributions from Merritt Holdco to fund its limited, non-significant operating expenses. However, Merritt Holdco and Datto’s ability to pay dividends or lend to Datto Holding is limited under the terms of the 2019 Credit Agreement. All obligations under Datto’s 2019 Credit Agreement are guaranteed by Merritt Holdco. The Credit Agreement contains covenants limiting

Merritt Holdco’s ability and the ability of its restricted subsidiaries to, among other things: pay dividends or distributions; incur additional debt; incur liens on assets; make investments; merge or consolidate with another company or sell all or substantially all assets; enter into transactions with affiliates; make prepayments and modifications of subordinated debt; modify holding company status; enter into burdensome agreements; materially alter the business it conducts; and change its fiscal year. Because of the aforementioned qualitative restrictions, substantially all of the assets of Datto Holding’s subsidiaries are restricted. These covenants are subject to important exceptions and qualifications as described in the 2019 Credit Agreement. For a discussion of the 2019 Credit Agreement, see the Loans Payable note.

Basis of Presentation

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Datto Holding’s investments in subsidiaries are presented under the equity method of accounting. A condensed statement of cash flows was not presented because Datto Holding has no material operating, investing, or financing cash flow activities for the years ended December 31, 2018 or 2019 except the repurchase of stock funded by Datto during the year-ended December 31, 2018. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to consolidated financial statements.

18.	Restructuring

In response to the COVID-19 pandemic, we undertook various measures to mitigate the risk of potential reductions in revenue and delays or reductions in payments from our customers. The measures included a focus on our cost structure to match expenditures to our revised forecasts of revenue and cash generation activities. As a result of this review, we incurred approximately $3.8 million for restructuring activities in the second quarter of 2020, primarily related to severance for a reduction in workforce, including $0.6 million in cost of revenue and $3.2 million in operating expenses.

19.	Subsequent Events

For the consolidated financial statements as of and for the year ended December 31, 2019, we have evaluated subsequent events from the consolidated balance sheet date through March 23, 2020, the date the financial statements were available to be issued.

In February and March 2020, we drew down a total of $32.1 million from the 2019 Revolving Credit Facility.

The Coronavirus Disease 2019, or COVID-19, has been declared a pandemic by the World Health Organization and has spread across the globe, impacting worldwide economic activity and financial markets. COVID-19 could disrupt our operations and the operations of our MSP partners and their SMB customers for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns. Many of the countries we operate in have implemented or are preparing to implement significant governmental measures to control the spread of the virus. These measures may restrict the movement of employees and goods in impacted regions, which could impact our or our MSP partners’ ability to provide services or deliver them effectively. While it is not possible at this time to estimate the impact that COVID-19 will have on worldwide economic activity and our business, the continued spread of COVID-19 and the measures taken by the governments, businesses and other organizations in response to COVID-19 may adversely impact our business, financial condition or results of operations.

20.	Subsequent Events (unaudited)

In preparing the unaudited interim consolidated financial statements as of and for the six months ended June 30, 2020, we have evaluated subsequent events from the consolidated balance sheet date through October 14, 2020, the date on which the unaudited interim consolidated financial statements were available to be issued.

Acquisitions

In July 2020, we acquired two affiliated Australian entities, Gluh Pty Ltd and Keystone Software Holdings Pty Ltd, which offer a quoting tool for MSPs to quote, sell and procure IT goods and services. The purchase price was approximately $4.0 million, subject to certain adjustments, as defined in the share purchase agreement.

Stock Option Modification

Subsequent to June 30, 2020, the Board of Directors approved a modification of the vesting terms of the IPO Options whose vesting terms were 25% upon an IPO and 6.25% quarterly thereafter. The modified vesting terms are that 25% vest upon an IPO, but to the extent the IPO occurs after the second anniversary of the grant date, in addition to the 25% vesting upon an IPO, the award will vest an additional 6.25% for each quarter of service provided, commencing on the second anniversary of the grant date.

The closing of an IPO is considered a performance vesting condition, which is not deemed satisfied for any of the periods presented, as the closing on an IPO is not deemed probable until consummated. Thus, the Company has not recorded stock-based compensation expense for the IPO Options. The modification of the vesting terms of these awards is accounted for as a new award, and the Company will update the fair value of each stock option grant using the Black Scholes option pricing model on the modification date. The estimate of the impact of the modification on the amount of unrecognized compensation expense as of the modification date is an additional measured but unrecognized compensation expense of approximately $38.6 million, for an aggregate amount of $56.5 million, including $16.6 million which would be recognized on the effective date of the IPO. The estimate is based upon the fair value of our common stock at an assumed initial public offering price of $25.50 per share, which is the mid-point of the estimated price range set forth in the prospectus. The final fair value of these awards will take into account the final pricing of our common stock in the IPO, and thus such estimate is subject to change. Upon the closing of the IPO, we will begin to record stock-based compensation for the IPO options using the accelerated attribution method.

In addition, after June 30, 2020, we awarded 402,838 restricted stock units to certain directors and employees, for which we expect to recognize approximately $10.3 million of additional stock based compensation expense over the requisite service periods (typically four years).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

SEC registration fee	$76,596
FINRA filing fee	105,881
NYSE listing fee	150,000
Printing expenses	800,000
Legal fees and expenses	3,250,000
Accounting fees and expenses	2,125,000
Transfer agent fees and registrar fees	25,000
Miscellaneous expenses	1,882,524

Total expenses	$8,415,000

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since our formation on October 23, 2017, we have made sales of the following unregistered securities:

•

On December 7, 2017, we issued 135,557,926 shares of common stock for an aggregate of $1,355.6 million in connection with the acquisition of Datto, Inc. by affiliates of Vista and certain other investors.

•

On December 7, 2017, we granted options to acquire an aggregate of 911,329 shares of common stock in consideration for certain outstanding options to acquire equity securities of Autotask Superior Holding, Inc., or Autotask, in connection with our acquisition of Autotask; such options were granted at per share exercise prices ranging from $3.39 to $7.19.

•

From December 7, 2017 through October 12, 2020, we granted options to directors, employees, consultants and other service providers options to acquire 13,081,417 shares of common stock with per share exercise prices ranging from $10.00 to $12.80, of which 9,291,438 options remain outstanding.

•

From December 7, 2017 through October 12, 2020, we issued to directors, employees, consultants and other service providers an aggregate of 357,601 shares of common stock at per share purchases prices ranging from $3.39 to $14.50, pursuant to exercises of options.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933 or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Datto Holding Corp.

3.2*	Amended and Restated Bylaws of Datto Holding Corp.

3.3*	Registration Rights Agreement.

5.1	Opinion of Kirkland & Ellis LLP.

10.1*	Credit Agreement, dated as of April 2, 2019, among Datto, Inc., Merritt Holdco, Inc., the other guarantors party thereto, the lenders from time to time party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other joint lead arrangers and joint bookrunners party thereto.

10.2+	Form of Datto Holding Corp. Omnibus Incentive Plan.

10.3+	Amended and Restated 2017 Stock Option Plan of Merritt Topco. Inc.

10.4+*	Employment Agreement with Timothy Weller

10.5+*	Employment Agreement with Robert Petrocelli

10.6+*	Employment Agreement with Sanjay Singh

10.7*	Form of Indemnification Agreement.

10.8	Form of Director Nomination Agreement.

21.1*	List of subsidiaries of Datto Holding Corp.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3*	Consent of Frost & Sullivan.

24.1	Powers of attorney (included on signature page).

99.1	Consent of David Breach

99.2	Consent of Christina Lema

*	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.

(ii) Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on October 14, 2020.

Datto Holding Corp.

By:	/s/ Tim Weller

Name: Tim Weller
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tim Weller Tim Weller	Chief Executive Officer and Director (Principal Executive Officer)	October 14, 2020

* John Abbot	Chief Financial Officer (Principal Financial Officer)	October 14, 2020

* Bill Severance	Chief Accounting Officer (Principal Accounting Officer)	October 14, 2020

/s/ Marc Brown Marc Brown	Director	October 14, 2020

* Adrian Dillon	Director	October 14, 2020

* Austin McChord	Director	October 14, 2020

* Maneet S. Saroya	Director	October 14, 2020

* John Stalder	Director	October 14, 2020

* Nadeem Syed	Director	October 14, 2020

* By:	/s/ Tim Weller
Name:	Tim Weller
Attorney-in-fact